SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Subject Company)

SCHIFF NUTRITION INTERNATIONAL, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $.01 per share

Class B Common Stock, par value $.01 per share

(Title of Class of Securities)

Class A Common Stock – 806693107

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Scott K. Milsten

Senior Vice President,

General Counsel and Corporate Secretary

2002 South 5070 West

Salt Lake City, Utah 84104-4726

(801) 975-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad Freese

Jamie Leigh

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-1008

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Schiff Nutrition International, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 2002 South 5070 West, Salt Lake City, Utah 84104. The telephone number of the Company’s principal executive office is (801) 975-5000.

Securities.

The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”) and the Company’s Class B common stock, par value $0.01 per share (“Class B Common Stock” and together with Class A Common Stock, the “Shares”). As of the close of business on November 26, 2012, there were 21,858,086 shares of Class A Common Stock, including 201,690 Company Restricted Shares (as defined under the heading “Tender Offer” in Item 2) and 7,486,574 shares of Class B Common Stock outstanding. Additionally, 2,786,143 shares of Class A Common Stock were reserved for issuance pursuant to the exercise of outstanding Company Options (as defined under the heading “Tender Offer” in Item 2) and 272,101 shares of Class A Common Stock were reserved for issuance pursuant to outstanding Company RSUs (as defined under the heading “Tender Offer” in Item 2).

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (as amended or supplemented from time to time, the “Offer”) by Ascot Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company (“Parent”) and an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), to purchase all of the outstanding Shares for consideration per share consisting of an amount net to the seller in cash equal to $42.00 (the “Offer Price”) without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2012 and amended and restated on November 27, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related amended and restated Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on November 16, 2012, as amended by Amendment No. 1 to the Schedule TO filed on November 21, 2012, and as further amended by Amendment No. 2 to the Schedule TO filed on November 27, 2012. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 21, 2012, by and among Parent, Purchaser, the Company and, solely for the purposes of Section 6.17 thereof, Ultimate Parent (as amended from time to time, the “Merger Agreement”). Following the consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or written waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation and wholly owned subsidiary of Parent (the “Surviving Corporation”). In the event Parent, Purchaser and their respective affiliates acquire at least 90%

of the outstanding shares of each class of Shares (the “Short Form Threshold”), including through exercise of the Top-Up Option (as defined under the heading “Top-Up” in Item 8), the Merger may be effected as a “short-form” merger under and in accordance with Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) without a meeting or written consent of the stockholders of the Company to approve the adoption of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held by stockholders who are entitled to demand and properly demand appraisal under Section 262 of the DGCL, shares held in the Company’s treasury or shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company) will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”).

In addition, pursuant to the Merger Agreement, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (each, a “Company Option”) under any Company Stock Option Plan of the Company whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option will be entitled to receive, in consideration of the cancellation of such Company Option and in full settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of Shares previously subject to such Company Option and (B) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Company Option (the “Option Payment”). Pursuant to the terms of the Merger Agreement, immediately prior to the time at which Purchaser accepts, for the first time, for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer and satisfying the Minimum Condition (as defined under the heading “Tender Offer” in Item 2) (the “Offer Acceptance Time”), but conditioned upon the consummation of the Offer, each outstanding restricted stock unit (the “Company RSUs”) and each outstanding restricted share (the “Company Restricted Shares”) awarded pursuant to any Company Stock Option Plan will vest and become free of any restrictions (such that such shares may be tendered in the Offer or any subsequent offering period), and the Company will deliver with respect to such Company RSUs and Company Restricted Shares the amount of any declared but unpaid dividends. At the Effective Time, pursuant to the Merger Agreement, each Share issued in respect of the Company RSUs and each Company Restricted Share (that has not been tendered in the Offer or any subsequent offering period) shall be converted into the right to receive the Offer Price.

The obligation of Purchaser to accept for payment and to pay for all Shares tendered into the Offer and not withdrawn is subject to certain conditions. Among other things, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer if immediately prior to the scheduled Expiration Date (as defined under the heading “Tender Offer” in Item 2), there shall not have been validly tendered in accordance with the terms of the Offer and not withdrawn that number of Shares, that, when added to the Shares then beneficially owned by Parent and its subsidiaries would represent, after giving effect to the Offer Acceptance Time and the conversion of shares of Class B Common Stock into shares of Class A Common Stock, one Share more than Shares representing 50% of the total outstanding voting power of the Shares on a fully-diluted basis (which includes all Shares issuable upon the exercise, conversion or exchange of any options, rights and securities exercisable or convertible into Shares then outstanding (other than any Shares issuable pursuant to the Top-Up Option (as defined below) and any Shares issuable upon the exercise of any Company Option held by a director or officer of the Company who has executed a D&O Agreement (as defined under the heading “Agreements with Executive Officers and Directors” in Item 3)) regardless of whether or not then vested) (such condition, being the “Minimum Condition”). The Minimum Condition may be waived by Purchaser only with the prior written consent of the Company on the terms and subject to the conditions of the Merger Agreement; provided that Purchaser may, at its sole discretion, prior to the Expiration Date, waive or change the Minimum Condition to remove the proviso in the definition of such term requiring that the calculation of the total outstanding voting power of the Shares be made on a fully-diluted basis; provided further, that Purchaser provides written notification of such determination to the Company and provides any notification or modification to the amended Offer, Schedule TO and any related documents with respect thereto, to the extent required by applicable law, in each case at least five (5) business days prior to any scheduled Expiration Date.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on November 16, 2012. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 11:59 P.M., New York City time, December 14, 2012, the date that is 20 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) after the date the Offer was commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

Notwithstanding anything to the contrary in the Merger Agreement, Purchaser shall (i) extend the Offer for one or more periods of not more than five business days each (or such other number of business days as the parties may agree) in the event that any of the Minimum Condition or other conditions of the Offer as set forth on Annex I of the Merger Agreement (collectively with the Minimum Condition, the “Offer Conditions”) are not satisfied or waived (to the extent permitted by the Merger Agreement) as of the then-scheduled expiration date (the “Expiration Date”), until such time as the Offer Conditions are satisfied or waived (to the extent permitted by the Merger Agreement) or (ii) extend the Offer for any period required by any governmental authority or rule, regulation, interpretation or position of the SEC or the staff thereof or the New York Stock Exchange LLC (“NYSE”) that is applicable to the Offer; provided, however, that in no event shall Purchaser be required to extend the Offer beyond April 1, 2013 (the “End Date”).

In accordance with Rule 14d-11 under the Exchange Act, Purchaser may elect to provide a subsequent offering period (and one or more extensions thereof) following the Expiration Date. If Purchaser elects to provide a subsequent offering period, it will be an additional period of time, following the Expiration Date, during which stockholders may tender any Shares not previously tendered into the Offer prior to the Expiration Date (or Shares previously tendered and later withdrawn prior to the Expiration Date) and not withdrawn. If Purchaser elects to provide a subsequent offering period, (i) it will remain open for such period or periods as Purchaser will specify of no fewer than three business days nor more than 20 business days; provided, that Purchaser shall offer a subsequent offering period of three business days at the request of the Company, if, immediately following the expiration of the Offer, the Short Form Threshold has not been reached and cannot be reached through the immediate exercise of the Top-Up Option, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered during such period may not be withdrawn pursuant to Rule 14d-7(a)(2) under the Exchange Act, (iii) Purchaser will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. For purposes of the Offer as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Merger Agreement and the terms of the Offer and the Merger (together, the “Transactions”) are summarized in additional detail in Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Schiff” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Purchaser in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions. As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 399 Interpace Parkway, P.O. Box 225, Parsippany, NJ 07054-0225.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Arrangements between the Company and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Schiff” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms. The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company.

The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business and operations in the ordinary course until the Effective Time. The Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal under certain specified circumstances, the Company may be required to pay Parent a termination fee of $22 million.

Immediately after the execution of the Merger Agreement and in lieu of calling a meeting of the Company’s stockholders, the Company submitted a written stockholder consent to Weider Health & Fitness (“Weider”) and TPG STAR SNI, L.P. (“TPG” and together with Weider, the “Principal Stockholders”) with respect to adopting the Merger Agreement, in the same form as Exhibit C to the Merger Agreement (the “Stockholder Written Consent”). On November 21, 2012, the Stockholder Written Consent was executed by each of the Principal Stockholders and, thereby, the Merger Agreement was adopted by Company stockholders holding a majority of the total voting power of the outstanding Shares. The Stockholder Written Consent is attached as Exhibit (a)(5) and incorporated herein by reference.

The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among the Company, Parent, Purchaser and Ultimate Parent, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

Representation on the Company Board

The Merger Agreement provides that, promptly upon the Offer Acceptance Time and at all times thereafter, the Purchaser is entitled to designate up to such number of directors (rounded up to the next whole number) on the Company Board as shall give it representation on the Company Board equal to the product of the total number of directors on the Company Board (after giving effect to the directors designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate voting power of Shares at such time beneficially owned by Parent, Purchaser and any of their affiliates bears to the total voting power of Shares then issued and outstanding.

In connection with the foregoing, the Company shall take all actions requested by Purchaser necessary to effect such designations, including by increasing the number of directors and obtaining resignations from incumbent directors. The Company will also take all actions requested by Purchaser necessary to cause individuals designated by Purchaser to constitute substantially the same percentage of members (rounded up to the next whole number) on each committee of the Company Board as such members represent of the Company Board (except for any committee established to take action with respect to the subject matter of the Merger

Agreement), to the fullest extent permitted by applicable laws and orders and the NYSE Listed Company Manual. Notwithstanding the foregoing, until the Effective Time, the Company Board shall have at least three directors who were directors as of the date of the Merger Agreement (the “Continuing Directors”), each of whom shall be independent directors within the meaning of the NYSE rules and federal securities laws and regulations and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. If any Continuing Director is unable to serve, the remaining Continuing Directors shall be entitled to designate another person to fill such vacancy.

The Company shall, upon Purchaser’s request at any time following the Offer Acceptance Time, take all such actions necessary to (A) appoint to the Company Board the individuals designated by Purchaser, including, but not limited to, promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the bylaws of the Company if necessary so as to increase the size of the Company Board) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board, and (B) cause Purchaser’s designees to be so appointed at such time.

If Purchaser’s designees constitute a majority of the Company Board after the Offer Acceptance Time and prior to the Effective Time, the approval of a majority of the Continuing Directors (or in the case where there are two or fewer Continuing Directors, the concurrence of all Continuing Directors) is required for the Company to: (i) amend, modify or terminate the Merger Agreement; (ii) extend the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement; (iii) exercise or waive any of the Company’s material rights, benefits or remedies under the Merger Agreement; (iv) amend the charter or bylaws of the Company subject to certain exceptions; or (v) take any other action under the Merger Agreement which would adversely affect (in a non-de minimis manner), or would reasonably be expected to adversely affect (in a non-de minimis manner), the holders of Shares (other than Parent, Purchaser or any of their affiliates); provided, such affirmative vote of a majority of the Continuing Directors shall not be required for the consummation of the Top-Up Option or the Merger in accordance with the Merger Agreement.

Confidentiality Agreement

The Company and Ultimate Parent are parties to a Confidentiality Agreement, dated as of November 16, 2012 (the “Confidentiality Agreement”), pursuant to which, and subject to certain exceptions, the Ultimate Parent agreed to keep strictly confidential and not to disclose non-public information of the Company and the Company’s subsidiaries delivered or made available to the Ultimate Parent or any of its officers, managers, directors, general partners, employees, outside counsel, accountants, consultants or other representatives, in connection with the consideration by the parties of a possible negotiated transaction between them, except in accordance with the terms of the Confidentiality Agreement. The Ultimate Parent agreed not to solicit certain of the Company’s employees for a two-year period following the execution of the Confidentiality Agreement. The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Overview.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the “Information Statement”) attached as Exhibit (a)(1)(G) to this Schedule 14D-9 and incorporated herein by reference. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to the Company’s Board other than at a meeting of the stockholders of the Company. Except as described or referred to in this Schedule 14D-9 (including in the Exhibits hereto and in the Information Statement) or incorporated in this Schedule 14D-9 by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Purchaser and their respective executive officers, directors or affiliates.

Our directors, executive officers and certain affiliates may have agreements or arrangements that provide them with interests in the Offer that differ from, or are in addition to, those of other Company stockholders, which may present those individuals with certain potential conflicts of interest. The Company Board was aware of these agreements and arrangements as they relate to our directors, executive officers and affiliates during its deliberations of the merits of the Merger Agreement and in determining to recommend to our stockholders that they tender their Shares in the Offer, along with the other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Company Board.”

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein.

Consideration for Shares Tendered Pursuant to the Offer.

If the executive officers and directors of the Company and their respective affiliates who own Shares tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company.

As of November 26, 2012, TPG, which is affiliated with Matthew T. Hobart and William E. McGlashan, Jr. on the Company Board, beneficially owned, in the aggregate, 7,486,574 Shares. If TPG tenders all of such shares pursuant to the Offer and those shares are accepted for purchase and purchased by Purchaser, TPG will be entitled to receive an aggregate of $314,436,108 in cash, without interest and less any applicable withholding taxes. TPG has entered into a Tender and Support Agreement (see “Arrangements with Principal Stockholders—Tender and Support Agreements” in Item 3).

As of November 26, 2012, Weider, which is affiliated with Eric Weider on the Company Board, beneficially owned, in the aggregate, 7,486,574 Shares. If Weider tenders all of such shares pursuant to the Offer and those shares are accepted for purchase and purchased by Purchaser, Weider will be entitled to receive an aggregate of $314,436,108 in cash, without interest and less any applicable withholding taxes. Weider has entered into a Tender and Support Agreement (see “Arrangements with Principal Stockholders—Tender and Support Agreements” in Item 3).

As of November 26, 2012, the directors and named executive officers of the Company and their respective affiliates beneficially owned, in the aggregate, 15,626,744 Shares, excluding vested and unvested equity awards, which are discussed below under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Company Options, Company RSUs and Company Restricted Shares to be Cashed Out in the Offer and the Merger” in Item 3. If the directors and named executive officers of the Company and their respective affiliates tender all of such shares pursuant to the Offer and those shares are accepted for purchase and purchased by Purchaser, the executive officers and directors of the Company and their respective affiliates will be entitled to receive an aggregate of $656,323,248 in cash, without interest and less any applicable withholding taxes. Certain directors and officers have also entered into D&O Agreements (see “Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Agreements with Executive Officers and Directors” in Item 3).

Company Options, Company RSUs and Company Restricted Shares to be Cashed Out in the Offer and the Merger

Treatment of Company Options. Under the terms of the Merger Agreement, immediately prior to the Effective Time, each Company Option under any stock option plan of the Company, including the Company’s 1997 Equity Participation Plan and the 2004 Incentive Award Plan, each, as amended, or any other plan, agreement or arrangement (the “Company Stock Option Plans”), whether or not then exercisable or vested, will be cancelled and, in exchange therefor, each such former holder of such cancelled Company Option will only be entitled to receive, in consideration of the cancellation of such Company Option and in full settlement therefor, a payment in cash of an amount equal to the product of (A) the total number of Shares previously subject to such Company Option and (B) the excess, if any, of the Offer Price over the exercise price per Share previously subject to such Company Option, without interest and less any applicable withholding taxes. Additionally, the Company has taken action to accelerate the vesting of all Company Options immediately prior to the Offer Acceptance Time, but conditioned upon the consummation of the Offer. As a result, holders of Company Options may exercise those Company Options and tender the Shares received upon such exercise in a subsequent offering period, if any.

Treatment of Restricted Shares. Under the terms of the Merger Agreement, immediately prior to the Offer Acceptance Time, but conditioned upon the consummation of the Offer, each Company Restricted Share awarded pursuant to any Company Stock Option Plan will vest and become free of any restrictions (such that such shares may be tendered in the Offer), and the Company will deliver the amount of any declared but unpaid dividends with respect to such Company Restricted Share. At the Effective Time, each Company Restricted Share (that has not otherwise been tendered in the Offer or in any subsequent offering period) will be converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. The Company has taken such action to provide that each Company Restricted Share will vest and be free of any restrictions immediately prior to the Offer Acceptance Time, but conditioned upon the consummation of the Offer. As a result, holders of Company Restricted Shares may tender such Shares in the Offer or a subsequent offering period, if any.

Treatment of Company RSUs. Under the terms of the Merger Agreement, immediately prior to the Offer Acceptance Time, but conditioned upon the consummation of the Offer, each Company RSU awarded pursuant to any Company Stock Option Plan will vest and become free of any restrictions and the Company will as promptly as practicable thereafter deliver with respect to such Company RSU (i) Shares (such that such shares may be tendered in the Offer or a subsequent offering period, if any) and (ii) the amount of any declared but unpaid dividends to the holder thereof in settlement of each such Company RSU. At the Effective Time, each Share issued in respect of the Company RSUs (that has not otherwise been tendered in the Offer or in any subsequent offering period) will be converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. The Company has taken action to provide that each Company RSU will vest and be free of any restrictions immediately prior to the Offer Acceptance Time but conditioned upon the consummation of the Offer. As a result, holders of Company RSUs may tender such Shares received upon such settlement in the Offer or a subsequent offering period, if any.

The table below sets forth information regarding the cash proceeds that each of the Company’s directors and named executive officers would receive at the closing in the Merger with respect of the cash-out of equity-based compensation awards, assuming that the directors and named executive officers do not tender any outstanding Company Restricted Shares or Shares issued in exchange for outstanding RSUs in the Offer (or subsequent offering period, if any), assuming that no Company Options are exercised after the Offer Acceptance Time, and assuming the Effective Time occurs on December 14, 2012.

	Value of Vested Company Options	Value of Unvested Company Options that vest immediately prior to the Offer Acceptance Time	Value of Company RSUs	Value of Unvested Company Restricted Shares	Value of Unpaid Dividend Acceleration	Total Cash Payment with Respect to all Equity Compensation
Directors
Tarang P. Amin*	$18,122,500.68	$17,573,358.40	—	$5,498,220.00	—	$41,194,079.08
Ronald L. Corey	$1,478,250.00	—	$2,625,672.00	$89,880.00	$84,570.90	$4,278,372.90
Matthew T. Hobart	—	—	—	—	—	—
Michael Hyatt	—	—	—	$465,318.00	—	$465,318.00
Eugene B. Jones	—	—	—	$465,318.00	—	$465,318.00
Roger H. Kimmel	$1,006,625.00	—	$2,330,874.00	$293,790.00	$100,189.80	$3,731,478.80
George F. Lengvari	—	—	—	$631,218.00	—	$631,218.00
William E. McGlashan, Jr.	—	—	—	—	—	—
Brian T. Swette	—	—	—	$424,158.00	—	$424,158.00
Eric Weider	—	—	—	—	—	—
Richard G. Wolford	—	—	—	$509,586.00	—	$509,586.00
Other Named Executive Officers
Joseph W. Baty	$1,176,100.00	$4,704,400.00	$5,037,396.00	—	$383,801.60	$11,301,697.60
Scott K. Milsten	$920,700.00	$3,682,800.00	—	—	—	$4,603,500.00
Jennifer Steeves-Kiss	$990,080.00	$3,960,320.00	—	—	—	$4,950,400.00

All Directors and Named Executive Officers (14 persons)	$23,694,255.68	$29,920,878.40	$9,993,942.00	$8,377,488.00	$568,562.30	$72,555,126.38

*	Mr. Amin is also a named executive officer.

Transaction Bonus Agreements.

In October 2012, in connection with the Agreement and Plan of Merger, dated October 29, 2012, by and among Bayer Healthcare LLC (“Bayer”) and Willow Road Company, which was terminated on November 21, 2012 (the “Bayer Merger Agreement”), the Company entered into transaction bonus agreements (each, as amended from time to time, a “Transaction Bonus Agreement” and together the “Transaction Bonus Agreements”) with each of Tarang P. Amin, Scott K. Milsten and Jennifer Steeves-Kiss, pursuant to which the Company agreed to pay to each such executive officer a lump-sum cash bonus of $5,000,000, $450,000 and $450,000 respectively, less any applicable withholding taxes, if (i) the Bayer Merger (as defined under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” in Item 4) were to occur on or before December 31, 2012 and (ii) such executive officer were to remain employed by the Company through the closing of the Bayer Merger or had been terminated without “cause” (as defined in each executive officer’s employment agreement and described below). These transaction bonuses were given to encourage a fast and successful merger with Bayer and to encourage Messrs. Amin and Milsten and Ms. Steeves-Kiss to remain employed with the Company through its closing. In determining the amounts of these transaction bonuses, the Company Board and the Compensation Committee of the Company Board considered, among other factors, management performance, in particular, the efforts devoted by these individuals in the months preceding the negotiation of the Bayer Merger Agreement, the fully valued price to be paid by Bayer in connection with the Bayer Merger, and the fact that these executives could owe excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) in respect of the amounts that they would otherwise receive in connection with the Bayer Merger. As the purpose of these transaction bonuses remained applicable with respect to a fast and successful consummation of the Offer, the Company Board and the compensation committee of the Company Board approved, and the Company entered into, amended and restated Transaction Bonus Agreements with each of the executives, which provide for the same bonus to be paid at the Offer Acceptance Time, but in all other respects the terms and conditions for such bonuses remain the same. The foregoing description of the Transaction Bonus Agreements is qualified in its entirety by reference to the form of Transaction Bonus Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Pro Rata Bonuses.

The Company has determined to pay annual bonuses based on performance and pro-rated through the date of the Merger. Assuming a closing of the Merger on December 14, 2012 and that 200% of target performance is achieved, Messrs. Amin, Baty and Milsten and Ms. Steeves-Kiss will receive pro-rata bonuses in the amount of $525,000.00, $208,541.67, $151,666.67 and $128,333.33 respectively.

Executive Employment Agreements.

Agreement with Mr. Amin. Under the terms of Mr. Amin’s existing employment agreement, if he is terminated “without cause” or he resigns for “good reason” (each as defined below), Mr. Amin will be entitled to the following payments and benefits, subject to the execution of a general release of claims and continued compliance with the restrictive covenants under the employment agreement:

•	a severance payment equal to two times his annual base salary in effect on the date of such termination, payable in equal installments over the 12-month period following such termination;

•

a pro-rata bonus, payable at the time the Company’s annual bonuses for such fiscal year would otherwise have been paid, provided that Mr. Amin has been employed for at least six months of the fiscal year in which such termination occurs. However, Mr. Amin’s Transaction Bonus Agreement provides that if he is terminated during fiscal 2013, the pro rata bonus payable as severance, if any, will be calculated based solely on his annual bonus opportunity and performance from and after the closing of the Merger and will not include the pro rata bonus paid in connection with the Merger; and

•

continued medical and dental coverage under COBRA and reimbursement to Mr. Amin of any premium costs charged to him for such coverage for the 18-month period following such termination; provided, however, that the coverage will terminate if the executive becomes eligible to receive medical and dental coverage from a subsequent employer.

Under the employment agreement, “cause” is generally defined as the executive’s (a) breach of his obligations under the employment agreement which constitutes material nonperformance by the executive of his obligations and duties under the employment agreement, which the executive has failed to remedy after the Company Board has given the executive written notice of, and at least 15 days to remedy, such breach; (b) commission of an act of fraud, embezzlement, misappropriation, willful misconduct or breach of fiduciary duty against the Company; (c) material breach of the restrictive covenants in the employment agreement; (d) conviction, plea of no contest or nolo contendere, deferred adjudication or unadjudicated probation for any felony or any crime involving moral turpitude; (e) failure to carry out, or comply with, in any material respect, any lawful directive of the Company Board which the executive has failed to remedy after the Company Board has given the executive written notice of, and at least 15 days to remedy, such failure; or (f) unlawful use or possession of illegal drugs. “Good reason” is generally defined as any one of the following conducts or events that is not cured by the Company within 30 days after the executive’s notice in writing to the Company of his intent to terminate his employment for good reason: (a) a material default in the Company’s performance of its obligations under the employment agreement; (b) a significant diminution of the executive’s responsibilities, duties or authority as president and chief executive officer of the Company, or a material diminution of the executive’s base compensation, unless such diminution is mutually agreed between the executive and the Company; or (c) the relocation of the executive’s principal office, without his consent, to a location that is in excess of 50 miles from the San Francisco Bay area.

Agreement with Mr. Baty. Under the terms of the existing employment agreement with Mr. Baty, if Mr. Baty terminates his employment for “good reason” or the Company terminates his employment without “cause” (each as defined below) during the 90-day period prior to or the 12-month period following the consummation of a change in control, he will be entitled to the following payments and benefits, subject to the execution of a general release of claims:

•

a severance payment equal to 150 percent of the sum of: (i) his then annual base salary; plus (ii) the greater of (a) his prior year’s bonus, (b) the average of his annual bonuses for the past three years and (c) 50 percent of his annual base salary, payable in 36 semi-monthly installments;

•

continued medical and dental coverage under COBRA with the Company reimbursing him for any difference between the COBRA premium costs charged to him for such coverage for the 18-month period following such termination and the rate he would pay as an active employee; provided, however, that the coverage will terminate if the executive becomes eligible to receive medical and dental coverage from a subsequent employer; and

•	tax gross-up payments to the extent the executive would be subject to the excise tax imposed under Section 280G of the Code.

For this purpose, “cause” is generally defined as (a) gross, fraudulent or willful misconduct; (b) substantial and willful failure to perform specific and lawful directives of the Company Board or superior employee of the Company; (c) willful and knowing violation of any rules or regulation of a governmental or regulatory body which is materially injurious to our financial condition; (d) conviction of or plea of guilty or nolo contendere to felony or fraud; (e) drug, alcohol or substance abuse; or (f) material breach of the employment agreement. “Good reason” is generally defined as any one of the following conducts or events which occurs without the executive’s consent, and is not cured by the Company within 30 days after the executive’s notice in writing to the Company within 90 days of the first happening of the conduct or event (and the executive terminates employment with the Company no later than 180 days after the first happening of such conduct or event specified in the notice): (a) a material diminution of the executive’s authority, responsibility, duties or compensation; or (b) a relocation of the executive’s principal place of business to a location that represents a material change in geographic location (including any involuntary relocation that is more than 50 miles from the executive’s current principal place of business). If the Minimum Condition is satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” for purposes of Mr. Baty’s employment agreement.

Agreements with Mr. Milsten and Ms. Steeves-Kiss. Pursuant to the existing employment agreements with each of Mr. Milsten and Ms. Steeves-Kiss, if the Company terminates the executive’s employment without “cause” or the executive resigns for “good reason” (each as defined below), the executive will be entitled to the following payments and benefits, subject to the execution of a general release of claims and continued compliance with the restrictive covenants in his or her employment agreement:

•	a severance payment equal to the executive’s annual base salary in effect on the date of such termination, payable in equal installments over the twelve-month period following such termination;

•	the amount of any annual bonus earned for any previous fiscal year that has not been paid; and

•

continued medical and dental coverage under COBRA with the Company reimbursing the executive for any difference between the COBRA premium costs charged to the executive for such coverage for the 12-month period following such termination and the rate the executive would pay as an active employee; provided, however, that the coverage will terminate if the executive becomes eligible to receive medical and dental coverage from a subsequent employer.

Under the agreements, “cause” is generally defined as the executive’s: (a) gross or willful misconduct at any time during the executive’s employment by the Company; (b) substantial and willful failure to perform specific and lawful directives of the Company Board or a superior employee of the Company, in any material respect, which the executive has failed to remedy after the Company has given executive written notice of, and at least 20 days to remedy; (c) for Ms. Steeves-Kiss only, willful and knowing violation of any rules or regulations of any governmental or regulatory body, which is materially injurious to the financial condition of the Company; (d) conviction of or plea of guilty or nolo contendere to a felony or fraud during the executive’s employment with the Company; (e) unlawful use (including being under the influence) or possession of illegal drugs; or (f) material breach of the terms of the employment agreement which is not corrected after written notice and a reasonable cure period not to exceed 20 days. “Good reason” is generally defined as any one of the following conducts or events which occurs without the executive’s consent, and is not cured by the Company within 20 days after the executive’s notice in writing to the Company within 90 days of the first happening of the conduct or event (and the executive terminates employment with the Company no later than 180 days after the first happening of such conduct or event specified in the notice): (a) the Company’s material diminution of the executive’s authority, responsibilities, duties or compensation; (b) any relocation of the executive’s principal place of business without executive’s consent to a location that is in excess of 50 miles from its location on the date of the employment agreement; or (c) a material default in the performance of the Company’s obligations under the employment agreement.

Golden Parachute Compensation.

If the Minimum Condition is satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under each employment agreement with each of the Company’s named executive officers and the Company Stock Option Plans. The following table sets forth the estimated amounts of compensation that each of our named executive officers, Tarang P. Amin, Joseph W. Baty, Scott K. Milsten and Jennifer Steeves-Kiss, could receive that are based on or otherwise relate to the Transactions. These amounts have been calculated assuming the Transactions are consummated on December 14, 2012 and, where applicable, assuming each named executive officer experiences a qualifying termination of employment (as discussed in more detail under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Executive Employment Agreements” in Item 3) as of December 14, 2012. Certain of the amounts payable may vary depending on the actual date of consummation of the Offer, the Merger and any qualifying termination, if any. Receipt of compensation under the executive employment agreements is conditioned on the execution of a release of claims against the Company and, for Messrs. Amin and Milsten and Ms. Steeves-Kiss, continued compliance with the restrictive covenants in his or her employment agreement.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total
Tarang P. Amin	$6,425,000.00	$23,071,578.40	$27,026.64	—	—	$29,523,605.04
Joseph W. Baty	$1,179,471.05	$10,125,597.60	$11,200.68	—	—	$11,316,269.33
Scott K. Milsten	$926,666.67	$3,682,800.00	$11,522.40	—	—	$4,620,989.07
Jennifer Steeves-Kiss	$853,333.33	$3,960,320.00	$5,749.20	—	—	$4,819,402.53

(1)	The estimated amounts for each named executive officer are as follows:

Name	Cash Severance ($)	Transaction Bonus ($)	Pro-Rata Bonus ($)
Tarang P. Amin	$900,000.00	$5,000,000.00	$525,000.00
Joseph W. Baty	$970,929.38	—	$208,541.67
Scott K. Milsten	$325,000.00	$450,000.00	$151,666.67
Jennifer Steeves-Kiss	$275,000.00	$450,000.00	$128,333.33

Cash severance is a “double-trigger” amount payable only if the executive’s employment is terminated without cause or for good reason. Transaction bonuses are “single-trigger” payable upon consummation of the Offer, assuming the Offer is consummated in 2012 and the executives remain employed by the Company through the consummation of the Offer or are terminated without cause (as defined in the applicable employment agreement) prior to the consummation of the Offer. The Pro-Rata Bonus is “single-trigger” payable upon consummation of the Merger.

(2)	All equity payments are “single-trigger” and represent the value of unvested and unexercised in-the-money Company Options immediately prior to the Offer Acceptance Time and the issuance of Shares immediately prior to the Offer Acceptance Time upon settlement of Company RSUs or vesting of unvested Company Restricted Shares.

Name	Aggregate Value of “in-the money” Company Stock Options that would Vest	Aggregate Value of Company RSUs	Aggregate Value of Unpaid Dividends on Company RSUs and Company Restricted Shares	Aggregate Value of Company Restricted Shares that would Vest	Total
Tarang P. Amin	$17,573,358.40	—	—	$5,498,220.00	$23,071,578.40
Joseph W. Baty	$4,704,400.00	$5,037,396.00	$383,801.60	—	$10,125,597.60
Scott K. Milsten	$3,682,800.00	—	—	—	$3,682,800.00
Jennifer Steeves-Kiss	$3,960,320.00	—	—	—	$3,960,320.00

(3)	All amounts are “double-trigger.” In the case of Mr. Amin, the amount represents the cost of continued medical and dental coverage under COBRA and reimbursement of any premium costs charged to him for such coverage for a period of 18 months. In the case of Messrs. Baty, Milsten and Ms. Steeves-Kiss, the amounts represent the cost of continued medical and dental coverage under COBRA and reimbursement for any difference between the COBRA premium costs charged to him or her and the rate he or she would pay as an active employee, for a period of 18 months for Mr. Baty, and 12 months, in the case of Mr. Milsten and Ms. Steeves-Kiss. However, the coverage will terminate if the named executive officer becomes eligible to receive medical and dental coverage from a subsequent employer.

Directors’ and Officers’ Insurance and Indemnification.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe such conduct was unlawful. In addition, the Company may advance expenses incurred in connection with any such proceeding upon, in the case of a current director or officer, receipt of an undertaking to repay the amounts so advanced if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Court of Chancery of the State of Delaware (“Chancery Court”) determines that such indemnification is proper under the circumstances.

The Company has entered into indemnification agreements with its directors and executive officers (the “Indemnification Agreements”). The Indemnification Agreements provide rights that supplement those provided under the DGCL and in the Company’s certificate of incorporation and bylaws. The Indemnification Agreements provide for the indemnification of and advancement of expenses to the indemnitee to the fullest extent permitted by applicable law if indemnitee is named in or made a party to or a participant in any proceeding (including a proceeding by or in the right of the Company to procure a judgment in its favor) by reason of the fact that the indemnitee is or was a director or officer of the Company, by reason of any action taken by him or of any action on his part while acting as director or officer of the Company or by reason of the fact that he is or was serving at the request of the Company as a director, officer, employee or agent of another subsidiary, corporation, limited liability company, partnership, joint venture, trust or other enterprise, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by indemnitee in connection with any such proceeding. Under the Indemnification Agreements, indemnification will not be provided where (i) indemnitee is actually reimbursed pursuant to an insurance policy as may exist for the indemnitee’s benefit, except in respect of any indemnification exceeding the reimbursement under such insurance policy, (ii) the payment of profits arises from violations of Section 16(b) of the Exchange Act) or (iii) claims are initiated or brought voluntarily by indemnitee, with certain limited exceptions. A copy of the form of indemnification agreement for (a) certain officers and directors, (b) Eric Weider and (c) William E. McGlashan, Jr. and Matthew T. Hobart is attached as Exhibits (e)(7), (e)(8) and (e)(9) to this Schedule 14D-9, respectively, and incorporated herein by reference.

The Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Pursuant to the Merger Agreement, for a period of six years from and after the Effective Time, Parent has agreed to indemnify and hold harmless all past and present directors and officers of the Company to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to applicable law, the Company’s certificate of incorporation and bylaws and the Indemnification Agreements arising out of acts or omissions in their capacity as directors or officers of the Company or any of its subsidiaries occurring at or prior to the Effective Time. Parent has also agreed to cause the Indemnification Agreements to continue in full force and effect in accordance with their terms following the Effective Time and advance expenses (including reasonable legal fees and expenses) incurred in the defense of any proceedings with respect to such matters in accordance with the procedures set forth in the Indemnification Agreements.

The Merger Agreement further provides that, for a period of six years from and after the Effective Time, Parent must cause the Surviving Corporation to maintain for the benefit of the Company’s directors and officers, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy. In no event will the Surviving Corporation be required to spend an annual premium amount greater than 250% of the last annual premium paid prior to the date of the Merger Agreement by the Company to obtain such insurance. In lieu of the foregoing, the Company may choose to purchase a six-year prepaid tail policy with terms and conditions substantially similar to its existing policy, and Parent must cause the surviving corporation to maintain such policy in full force and effect and continue to honor the obligations thereunder. If substantially equivalent insurance is unavailable, Parent will buy the best available coverage.

Employee Matters.

For 12 months following the Effective Time, Parent will provide, and will cause to be provided, to each employee of the Company who continues to be employed by Parent or any of its subsidiaries annual base salary or base wages and short-term target cash incentive compensation opportunities that are no less favorable than the annual base salary or base wages and short-term target cash incentive compensation opportunities provided to such Company employees immediately prior to the Effective Time. After the Effective Time, Parent must also provide pension, health and welfare benefits to such Company employees who work more than 20 hours per week that are at least as favorable in the aggregate to those provided to similarly situated employees of Parent, although Parent may elect to continue Company employees who work more than 20 hours per week in their existing Company benefit plans for a transition period. The Merger Agreement further requires that the Company or the Surviving Corporation, as applicable, honor in accordance with their terms certain employment, severance and change of control agreements and arrangements previously disclosed to Parent.

Under the Merger Agreement, Parent must use its reasonable best efforts to credit each Company employee for his or her years of service with the Company prior to the Effective Time for purposes of vesting, eligibility to participate and levels of benefits (but not benefit accrual under any defined benefit plan or frozen benefit plan of Parent or vesting under any equity incentive plan) under the 401(k) plan, severance pay plan, vacation plan, short term disability plan, active employee medical, dental, vision and prescription drug plan, active employee life insurance plan and service award of Parent (the “New Plans”) and its subsidiaries in which Company employees first become eligible to participate after the Effective Time; provided, that the foregoing will not apply for purposes of qualifying for subsidized early retirement benefits, retiree medical benefits or life benefits, or to the extent that its application would result in a duplication of benefits with respect to the same period of service.

In addition, Parent must use its commercially reasonable efforts to cause (i) each Company employee to be immediately eligible to participate, without any waiting time, in any and all New Plans and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company benefit plans in which such employee participated immediately prior to the Effective Time.

Agreements with Executive Officers and Directors.

The following directors and executive officers of the Company have entered into agreements (the “D&O Agreements”) with Parent and Purchaser pursuant to which such directors and officers have agreed to, among other things, (i) tender in the Offer, or any subsequent offering period, as applicable, all Shares held by them (including Company Restricted Shares, Shares issuable upon vesting of Company RSUs and Shares issuable upon the permitted exercise of Company Options) and (ii) with respect to each Company Option held by them, refrain from exercising such Company Option prior to its cancellation in the Merger, except under certain specific circumstances: Tarang Amin, Richard Baruch, Joseph Baty, Ronald Corey, Jon Fieldman, Matthew Hobart, Michael Hyatt, Eugene Jones, George Lengvari, William McGlashan, Scott Milsten, Jennifer Steeves-Kiss, Brian T. Swette, Eric Weider and Richard Wolford. The Company is not a party to the any of these agreements. The foregoing description of the D&O Agreements is qualified in its entirety by reference to the form of D&O Agreement filed as Exhibit (e)(10) to the Schedule 14D-9 and incorporated herein by reference.

Agreement with Rothschild.

Roger Kimmel, a director of the Company, has been Vice Chairman of Rothschild Inc., an investment banking firm, since January 2001. Pursuant to a letter agreement, dated as of September 14, 2012, Rothschild Inc. has been providing management, financial advisory and investment banking services to the Company. In connection therewith, the Company is required to pay an advisory fee to Rothschild Inc. upon the closing of the Offer, which would amount to approximately $5,144,854.95. A copy of the letter agreement is attached as Exhibit (e)(13) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements with Principal Stockholders

Tender and Support Agreements.

Each of Weider and TPG have entered into a definitive Tender and Support Agreement, with Parent and Purchaser (each a “Tender and Support Agreement”), which, among other things, obligates such stockholder, solely in its capacity as a stockholder, (i) to tender all its Shares in the Offer, (ii) to restrict the transfer of its Shares except under certain circumstances, and (iii) to agree to be bound by the non-solicitation provisions in the Merger Agreement. The Company is not a party to the Tender and Support Agreements. Weider is the record holder of 7,486,574 shares of Class B Common Stock and TPG is the record holder of 7,486,574 shares of Class A Common Stock which collectively constitute approximately 85.14% of the total outstanding voting power of Shares. The Tender and Support Agreements executed by each of TPG and Weider are attached as Exhibits (e)(11) and (e)(12), respectively, to this Schedule 14D-9 and incorporated herein by reference.

Standstill Agreement, Stockholders Agreement and Registration Rights Agreement

In connection with TPG’s purchase of 7,486,574 shares of Class A Common Stock from Weider on October 14, 2010, TPG entered into that certain Standstill Agreement, dated as of October 14, 2010, as amended on October 29, 2012 and November 21, 2012, by and between the Company and TPG, attached as Exhibits (a)(1)(H), (a)(1)(I) and (a)(1)(J) to this Schedule 14D-9 and incorporated herein by reference, and that certain Stockholders Agreement, dated as of October 14, 2010, by and between Weider and TPG, attached as Exhibit (a)(1)(K) to this Schedule 14D-9 and incorporated herein by reference. As contemplated by the Stockholders Agreement, on August 10, 2012, the Company entered into that certain Registration Rights Agreement, dated as of August 10, 2012, by and among the Company, TPG and Weider, attached as Exhibit (a)(1)(L) to this Schedule 14D-9 and incorporated herein by reference. These agreements shall cease to have any effect following consummation of the Merger.

Stockholder Written Consent

Immediately after the execution of the Merger Agreement and in lieu of calling a meeting of the Company’s stockholders, the Company submitted the Stockholder Written Consent to the Principal Stockholders with respect to adopting the Merger Agreement. On November 21, 2012, the Stockholder Written Consent was executed by each of the Principal Stockholders and, thereby, the Merger Agreement was adopted by Company stockholders holding a majority of the total voting power of the outstanding Shares.

Certain Interests of the Principal Stockholders.

Certain directors of the Company were nominated by the Principal Stockholders and may also serve as executive officers or managers of such entities.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on November 21, 2012, the Company Board, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the requirements of the DGCL, (iii) recommended that the Company’s stockholders vote their Shares in favor of adopting the Merger Agreement by written consent in lieu of a meeting and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Company Board hereby recommends that the Company stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated November 27, 2012, communicating the Company Board’s recommendation, is filed as Exhibit (a)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Immediately after the execution of the Merger Agreement and in lieu of calling a meeting of the Company’s stockholders, the Company submitted the Stockholder Written Consent to the Principal Stockholders with respect to adopting the Merger Agreement. On November 21, 2012, the Stockholder Written Consent was executed by each of the Principal Stockholders and, thereby, the Merger Agreement was adopted by Company stockholders holding a majority of the total voting power of the outstanding Shares.

Background of the Offer; Reasons for the Company Board’s Recommendation.

Background of the Offer.

In the ordinary course of business, the Company Board, the Transactions Committee of the Company Board (the “Committee”), which consisted, until September 3, 3012, of Messrs. Matthew T. Hobart, Michael Hyatt, William E. McGlashan, Roger Kimmel and Richard G. Wolford, and the Company’s senior management regularly review and assess various strategic alternatives available to the Company that may enhance stockholder value. In connection with this activity, the Committee generally oversees and manages such review and assessment and any related review or interaction with Company management. In the ordinary course, Mr. John Bailey, who is affiliated with TPG, has regularly assisted the Company with its business development efforts, including the Company’s acquisition of assets from Ganeden Biotech Inc. and purchase of Airborne Inc. (“Airborne”), and, at the Committee’s instruction, has served as a lead negotiator with third parties in these business development efforts.

During the week of April 2, 2012, Mr. Bailey had general conversations with several industry contacts, including Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) who had advised the Company on the recent acquisition of Airborne. The industry contacts, including Houlihan Lokey, indicated a belief that Bayer would have a strong level of interest in the Company. Mr. Bailey indicated that he did not believe that the Company was in a position to enter into strategic discussions at such time given its recent acquisition of Airborne and other ongoing initiatives at the Company, but that he would be amenable to a meeting to discuss the industry and the overall strategic visions of each of the respective companies.

On May 8, 2012, Mr. Bailey met with several representatives of Bayer at Houlihan Lokey’s offices in New York to discuss the industry and the Company’s strategic vision. Bayer discussed the vision for Bayer HealthCare’s Consumer Care business as well and, as part of that discussion, indicated an interest in a possible transaction with the Company. Mr. Bailey indicated that while the Company was not looking for suitors, he acknowledged that a good faith indication of interest would be considered. He also outlined the level of due diligence and preparation that would be necessary for a proposed transaction of this nature with the Company. Mr. Bailey also stressed that any valuation of the Company would need to be very attractive in order to warrant consideration. Bayer indicated that it would begin such preparation and diligence and would complete it in advance of any offer.

From May 8 through August 16, 2012, Mr. Bailey had periodic conversations with members of the Committee regarding his discussions with Bayer. The Committee members provided Mr. Bailey with their feedback on these discussions.

On July 10, 2012, Mr. Bailey spoke by telephone with representatives of Bayer. On the call, Bayer indicated that it had completed a broad, cross-functional review of publicly available information and products sold at retail, and continued to be interested in having a broader strategic discussion at the appropriate time.

On July 25, 2012, Mr. Bailey received an email outlining Bayer’s continued interest in the Company, the completion of its internal diligence and its intent to communicate a preliminary proposal during the week of August 13th.

On August 16, 2012, Mr. Bailey had a telephonic meeting with representatives of Bayer, during which they outlined their interest in approaching the Company with a potential indication of interest in acquiring the Company at a price of $28.00 per Share. After asking several clarifying questions around form of consideration and ability to finance, timeline for completion of diligence and approvals, Mr. Bailey stated that, for many reasons, an indication of interest at that level was unlikely to be one that the Company Board would support. He thanked representatives of Bayer for their effort and time and encouraged them to reflect on the proposed indication of interest and come back if there was interest at a higher level.

On August 21, 2012, the Committee had a telephonic meeting during which Mr. Bailey reported on his latest discussion with representatives of Bayer and their indication of interest in acquiring the Company at a price of $28.00 per Share. The Committee agreed that a higher indication of interest would be required to continue discussions and authorized Mr. Bailey to communicate as such to Bayer.

On August 30, 2012, Mr. Bailey and Mr. William McGlashan, a member of the Company Board and an affiliate of TPG, had a telephonic meeting with representatives of Bayer, during which Bayer’s representatives proposed a transaction price of $30.00-$32.00 per Share, subject to completion of due diligence. Bayer’s representatives stated their belief that in a transaction at this value, the Company would be exceptionally fully valued. Messrs. Bailey and McGlashan indicated that they would discuss the indication of interest with members of the Company Board. Mr. Bailey indicated that the Company would expect any definitive agreement to contain a “go-shop” provision enabling the Company to solicit alternative proposals after the execution of definitive documentation. Bayer’s representatives did not respond to this comment.

On September 3, 2012, the Company Board held a telephonic meeting, the purpose of which was to discuss the recent indication of interest received from Bayer. The Company Board discussed the process and strategy for engaging in further discussions with Bayer and authorized Mr. Bailey to communicate to Bayer that the Company was prepared to engage in discussions if Bayer was prepared to work confidentially and quickly and to further increase the proposed price included in its indication of interest. The Company Board discussed the significant premium proposed and other terms of Bayer’s indication of interest. The Company Board discussed the advisability of attempting to negotiate for a “go-shop” provision. The Company Board also discussed the role and membership of the Committee. The Company Board agreed that: (i) the Committee charter should be amended to specifically expand the authority of the Committee to include the review, evaluation and negotiation of strategic transactions involving the sale of the Company, (ii) the membership of the Committee would be Messrs. Eric Weider, Matthew Hobart, Michael Hyatt, William McGlashan and Rick Wolford and (iii) Mr. Hyatt should serve as chair of the Committee.

On September 4, 2012, Mr. Bailey had a telephonic discussion with representatives of Bayer, during which he expressed the Company Board’s willingness to explore a potential transaction, but that the Company would not be willing to proceed unless Bayer was willing to work confidentially and in a manner not disruptive to the Company’s business or prospects. Mr. Bailey also stated that the Company would not be willing to proceed unless Bayer increased its proposed price. Mr. Bailey again advised Bayer of the Company’s desire for a “go-shop” provision.

Later on September 4, 2012, the Committee held a telephonic meeting, during which Mr. Bailey provided an update on his discussions with representatives of Bayer. The Committee discussed the selection of financial advisors for a potential transaction and authorized the Company to retain and negotiate agreements with each of Rothschild Inc. and Houlihan Lokey, as the Company’s financial advisors, with Houlihan Lokey’s services to also include rendering a fairness opinion, and with such agreements to be subject to the final approval of the Committee. The Committee also approved retaining Latham & Watkins LLP (“Latham & Watkins”) as the Company’s legal advisors for any potential sale transaction.

On September 10, 2012, Mr. Bailey had a telephonic discussion with representatives from Bayer, during which Bayer indicated that, after further analysis and discussion, it would be prepared to submit to the Company a formal, written, non-binding proposal at a valuation range of $32.00-$34.00 per Share. Bayer also undertook to work quickly and confidentially.

Also on September 10, 2012, Dr. Joerg Reinhardt, CEO of Bayer HealthCare, called Mr. Tarang Amin, the Company’s Chief Executive Officer, to underscore this message.

On September 11, 2012, representatives of Bayer emailed Mr. Amin a preliminary, non-binding proposal letter indicating Bayer’s interest in exploring a potential acquisition of the Company at a price range of $32.00 to

$34.00 per Share. Bayer proposed a three to four week timeline for due diligence and the negotiation of a definitive agreement with respect to such transaction. The letter included Bayer’s proposal that the Company negotiate exclusively with Bayer and not undertake discussions with any party that might approach the Company with an alternative proposal.

Later on September 11, 2012, the Committee held a telephonic meeting during which Mr. Bailey updated the Committee on his recent discussions with representatives of Bayer. The Committee reviewed the terms of the preliminary proposal letter and discussed proposed responses. After this discussion, Mr. Kimmel, who was attending the meeting in his capacity as Vice Chairman of Rothschild Inc., departed the meeting. The Committee then discussed the terms of a proposed engagement letter with Rothschild Inc. The Committee authorized the officers of the Company to continue to negotiate the engagement letter with Rothschild Inc. for review and approval by the Committee. The Committee directed Mr. Bailey to seek clarification surrounding Bayer’s request for exclusivity, to indicate that the Company would not be amenable to an exclusivity agreement and to reiterate the Company’s related expectation of a “go-shop” provision in any definitive agreement.

On September 12, 2012, Bayer sent to the Company a preliminary list of due diligence requests.

On September 13, 2012, Mr. Bailey had a telephonic conversation with representatives of Bayer to clarify and discuss certain terms of the preliminary proposal letter, including the request that the Company not conduct discussions concerning other possible acquisition transactions. Mr. Bailey rejected Bayer’s request for an exclusivity agreement. The Bayer representatives stated their belief that Bayer’s proposal valued the Company exceptionally fully and informed Mr. Bailey that Bayer’s willingness to bid at the proposed price in any competitive process could not be assured. They further stated that in light of the financial value set forth in Bayer’s proposal, Bayer would not accept a “go-shop” provision in any definitive agreement. Mr. Bailey noted that the request to not shop the Company was inconsistent with prior discussions where he had indicated the Company’s expectation of a “go shop” provision in any definitive agreement and also noted that he would need to discuss this further with the Committee.

On September 14, 2012, the Committee held a telephonic meeting. Prior to Mr. Kimmel joining the meeting, the Committee authorized and directed the officers of the Company to execute and deliver, on behalf of the Company, the engagement letter with Rothschild Inc. in substantially the form discussed with the Committee. After Mr. Kimmel joined the meeting on behalf of Rothschild Inc., Mr. Bailey updated the Committee on his discussions with representatives from Bayer since the prior Committee meeting. The Committee again discussed the terms of the preliminary proposal letter received from Bayer. Latham & Watkins made a presentation on, and led a discussion of, the Company Board’s fiduciary duties, and the Committee, together with Mr. Kimmel on behalf of Rothschild Inc., had a discussion regarding potential contract terms, Bayer’s indication of interest and the potential timing of a transaction with Bayer. The Committee then directed representatives of the Company to continue discussions with Bayer concerning a potential Company sale transaction, including providing Bayer with diligence materials and negotiating the terms of a possible definitive agreement, all subject to continued oversight by the Committee and ultimate approval by the Company Board of any definitive agreement, as well as making clear that deal protection provisions would remain an open point, subject to further discussion and negotiation.

Later on September 14, 2012, the Company executed its engagement letter with Rothschild Inc. as a financial advisor in connection with a potential Company sale transaction.

Between September 15, 2012 and September 19, 2012, representatives of the Company, Bayer and Latham & Watkins negotiated the terms of a confidentiality agreement. In the course of discussions, Bayer acceded to the Company’s proposal for a standstill agreement prohibiting Bayer AG and its affiliates from initiating a change of control of the Company without the consent of the Company Board.

On September 19, 2012, Bayer AG and the Company executed a confidentiality agreement, which included a standstill provision (the “Bayer Confidentiality Agreement”).

On September 21, 2012, the Company provided access to due diligence materials to Bayer through an online data room.

On September 25, 2012, Mr. Bailey had a call with Bayer to discuss the status of various diligence items. On the same day, Latham & Watkins sent to Bayer’s legal counsel, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), an initial draft of the Bayer Merger Agreement with respect to the potential transaction to be negotiated concurrently with Bayer’s completion of due diligence. The draft Bayer Merger Agreement provided that Bayer would make a tender offer with closing conditioned upon the tender of a majority of the outstanding Shares on a fully-diluted basis. The draft also provided for a 30-day “go-shop” period during which the Company could solicit alternative proposals from other parties, followed by a “no-shop” period during which the Company could pursue unsolicited alternative proposals.

On September 26, 2012, Latham & Watkins called Sullivan & Cromwell to discuss logistics and process with respect to both legal diligence and Bayer’s review of the draft Bayer Merger Agreement.

On September 27 and 28, 2012, representatives of Bayer, Merrill Lynch, Pierce, Fenner & Smith Incorporated (Bayer’s financial advisor) and Sullivan & Cromwell conducted in-person due diligence sessions with members of the Company’s management, representatives of TPG, representatives of Rothschild Inc. and representatives of Houlihan Lokey. After these sessions, representatives of Bayer met with Mr. Bailey and provided a general overview of the Bayer approval process that would be necessary in connection with the potential transaction.

On October 3, 2012, the Committee held a telephonic meeting, during which Mr. Bailey and Mr. Amin provided a summary of the in-person due diligence sessions held on September 27 and 28, 2012 and discussed Bayer’s areas of due diligence focus and follow-up action items. The Committee also reviewed the terms of the Company’s engagement letter with Houlihan Lokey, a copy of which had been previously distributed to the Committee, and approved the engagement letter on the terms presented. Later on that day, the Company executed its engagement letter with Houlihan Lokey as a financial advisor in connection with a potential Company sale transaction.

On October 3, 2012, Sullivan & Cromwell called Latham & Watkins to discuss the transaction structure and the Company’s “go-shop” proposal.

On October 5, 2012, Sullivan & Cromwell sent to Latham & Watkins a revised draft of the Bayer Merger Agreement reflecting a structure under which the Bayer Merger Agreement would be adopted by written consent of the Company’s stockholders and under which the Company would have almost no ability to solicit, pursue or accept any alternative proposals following execution of the Bayer Merger Agreement.

On October 6, 2012, the Committee held a telephonic meeting, during which Mr. Bailey updated the Committee on his discussions with representatives from Bayer and a representative of Latham & Watkins updated the Committee on their discussions with Sullivan & Cromwell and issues presented by the revised draft Bayer Merger Agreement. The Committee, as well as Mr. Kimmel who attended on behalf of Rothschild Inc., discussed various provisions in the revised draft Bayer Merger Agreement, after which the Committee requested that Mr. Bailey promptly communicate to Bayer the Company’s objections to certain points in the revised draft Bayer Merger Agreement, including the removal of the “go-shop” provision. Later in the day on October 6, 2012, Mr. Bailey called certain representatives of Bayer and communicated these objections.

On October 7, 2012, Messrs. Bailey and McGlashan called certain representatives of Bayer again to reiterate the Committee’s objections and to realign the overall transaction process. Representatives of Latham & Watkins and Sullivan & Cromwell had a telephonic negotiating session concerning the Bayer Merger Agreement. Although progress was made on various points, representatives of Latham & Watkins indicated that the Company would not be prepared to discuss alternative proposal provisions further until Bayer provided a more definitive indication of value. Later that day, Latham & Watkins delivered to Sullivan & Cromwell a material issues list of open points in the revised Bayer Merger Agreement.

On October 8, 2012, Mr. Bailey spoke to representatives of Bayer to discuss the status of diligence items and key points in the revised Bayer Merger Agreement and indicated that the Company would not be prepared to discuss alternative proposal provisions further until Bayer provided a more definitive indication of value and that a high value would be required for the Company to consider a definitive agreement that did not include a “go-shop” provision. Latham & Watkins and Sullivan & Cromwell conducted additional negotiations on October 8, 2012, but various material issues related to alternative proposals remained unresolved.

On October 9, 2012, Mr. Bailey had various calls with representatives from Bayer to discuss the status of diligence and key points in the Bayer Merger Agreement, and Latham & Watkins sent a revised draft of the Bayer Merger Agreement to Sullivan & Cromwell later that day.

On October 11, 2012, Sullivan & Cromwell sent to Latham & Watkins a revised draft of the Bayer Merger Agreement. This draft reflected a resolution of additional issues in the agreement, but no resolution of the alternative proposal issues.

On October 13, 2012, Mr. Bailey had a call with certain representatives of Bayer concerning the revised draft Bayer Merger Agreement and the transaction process generally.

Also on October 13, 2012, the Company Board held a telephonic meeting to review and approve financial projections prepared by the Company’s management for use by the Company Board and the Company’s financial advisors in considering the proposed transaction with Bayer. Mr. Bailey and representatives of Latham & Watkins also updated the Company Board on the status of the diligence process and negotiations with Bayer.

Later on October 13, 2012, Latham & Watkins had a telephonic negotiating session with Sullivan & Cromwell regarding outstanding issues in the draft Bayer Merger Agreement.

On October 15, 2012, Latham & Watkins sent to Sullivan & Cromwell a revised draft of the Bayer Merger Agreement. This draft reflected a resolution of additional issues in the agreement, but no resolution of the alternative proposal issues.

On October 16, 2012, Mr. Bailey had discussions with representatives from Bayer, during which Bayer further described its internal approval process, timing for remaining approvals and certain key points in the Bayer Merger Agreement.

On October 18, 2012, Sullivan & Cromwell sent to Latham & Watkins the proposed form of stockholder written consent and drafts of the stockholder support agreements.

On October 19 and 20, 2012, Mr. Bailey called certain representatives from Bayer to discuss certain items in the disclosure schedules to the Bayer Merger Agreement.

On October 22, 2012, Mr. Bailey had a call with certain representatives of Bayer, during which Bayer indicated that the board of management of Bayer AG, the ultimate parent entity of Bayer, expressed support for a proposed transaction at the upper end of the $32.00 to $34.00 range, subject to resolution of the alternative proposal provisions. Mr. Bailey asked Bayer to have Sullivan & Cromwell send to Latham & Watkins a proposal regarding the alternative proposal provisions. Later in the day on October 22, 2012, Latham & Watkins and Sullivan & Cromwell negotiated open issues in the Bayer Merger Agreement, and Sullivan & Cromwell sent to Latham & Watkins a revised draft of the Bayer Merger Agreement. This draft proposed a structure under which the Bayer Merger Agreement would be submitted for approval by written consent of the Company’s stockholders and the Company Board would have a 30-day “window-shop” period in which it could terminate the Bayer Merger Agreement to accept an unsolicited superior proposal, subject to payment of a termination fee. The draft did not propose a transaction price or termination fee amount.

On October 23, 2012, Latham & Watkins had a teleconference call with Sullivan & Cromwell to negotiate the open issues in the Bayer Merger Agreement, and Latham & Watkins later sent to Sullivan & Cromwell a revised draft of the Bayer Merger Agreement.

On October 25, 2012, the Company Board had an in-person meeting, during which the directors discussed the current status of negotiations with Bayer. Representatives of Latham & Watkins led a discussion with the Company Board concerning the Company Board’s fiduciary duties. Representatives of Rothschild Inc. then led a discussion concerning various Company valuation analyses and then (including Mr. Kimmel) left the meeting for the duration of the following discussion. Representatives of Houlihan Lokey then joined the meeting and led a discussion concerning recent mergers and acquisition transactions in the vitamins, minerals and supplements (“VMS”) industry and such transactions’ impact on the value that the Company Board could expect in a potential sale transaction, as well as a discussion of possible other acquirors. As part of this discussion, representatives of Houlihan Lokey stated their belief that the Company was unlikely to find another buyer at this time willing to pay more than $34.00 per Share. The Company Board discussed alternatives to a transaction with Bayer and considered whether Bayer’s proposal at $34.00 per Share was the best available strategic option for the Company, including the possibility of continuing to operate as an independent company. Latham & Watkins reviewed the proposed structure of the transaction and the material terms of the draft Bayer Merger Agreement, including, among other matters, (i) Bayer’s proposal that the Bayer Merger Agreement be adopted by written consent of the largest stockholders of the Company, rather than by a vote of stockholders at a stockholders’ meeting, (ii) the ability of the Company, notwithstanding such written consent, for a period of 30 days following execution of the Bayer Merger Agreement to terminate the Bayer Merger Agreement in order to accept an unsolicited superior proposal for the Company and (iii) the provisions concerning the termination fee proposed to be payable by the Company and the circumstances under which such fee would be payable.

On October 26, 2012, Mr. Bailey and Mr. Scott Milsten, General Counsel of the Company, and representatives from Bayer, along with each party’s outside legal counsel had a teleconference call to discuss remaining open items. On this call, the Bayer representatives stated that, subject to approval of the supervisory board of Bayer AG, Bayer would be prepared to pay $34.00 per Share, and would be willing to set the termination fee at $22 million, if the Company Board approved the Bayer Merger Agreement in substantially the same form as the last draft circulated between the parties’ counsel.

On October 26 and 27, 2012, the Company and Bayer, acting through their respective legal advisors, negotiated most remaining terms of the draft Bayer Merger Agreement and related ancillary documents. After further discussions, the Company provided a revised draft of the Bayer Merger Agreement to Bayer on October 27, 2012.

On October 29, 2012, the supervisory board of Bayer AG, the ultimate parent entity of Bayer, approved the transaction at a price of $34.00 per Share.

On October 29, 2012, at a meeting of the Company Board, Latham & Watkins reviewed with the Company Board the proposed final terms of the Bayer Merger Agreement. Houlihan Lokey then reviewed with the Company Board certain financial analyses, and rendered to the Company Board its opinion dated October 29, 2012, to the effect that, as of that date and based upon and subject to the various assumptions, qualifications and limitations in the review undertaken, and other matters set forth therein, the aggregate consideration of $34.00 per share to be received in the Bayer Merger by holders of shares of Class A Common Stock was fair, from a financial point of view, to such holders. After further deliberation and discussion, with Mr. Kimmel abstaining from the vote, the Company Board (i) determined that the Bayer Merger and the other transactions contemplated by the Bayer Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Bayer Merger Agreement, the Bayer Merger and the other transactions contemplated by the Bayer Merger Agreement in accordance with the requirements of the DGCL and (iii) recommended that the Company’s stockholders vote their Shares in favor of adopting the Bayer Merger Agreement.

On October 29, 2012, Bayer, Willow Road Company, a Delaware corporation and a wholly-owned subsidiary of Bayer, and the Company entered into the Bayer Merger Agreement, and Weider and TPG each entered into support agreements with respect to the merger contemplated thereunder (the “Bayer Merger”). Shortly following the execution of the Bayer Merger Agreement, Weider and TPG each executed the Written Consent adopting the Bayer Merger Agreement, and the Company delivered to Bayer a certified copy of the Written Consent as required under the terms of the Bayer Merger Agreement.

The transaction was announced pursuant to a joint press release issued by Bayer and the Company prior to stock market open on October 30, 2012.

On November 5, 2012, the Company filed the Schedule 14C with the SEC.

On November 15, 2012, immediately preceding Ultimate Parent’s issuance of a press release announcing its intention to commence the unsolicited Offer, and immediately following notification thereof to Latham & Watkins LLP by Paul, Weiss, Rifkin, Wharton & Garrison LLP, legal advisor to Ultimate Parent (“Paul Weiss”) and to Mr. Bailey and Mr. McGlashan by Morgan Stanley, financial advisor to Ultimate Parent (“Morgan Stanley”), the chief executive officer of Ultimate Parent delivered the following letter to the Company Board (“Bid Letter”):

Eric Weider

Chairman of the Board

Schiff Nutrition International, Inc.

2002 South 5070 West

Salt Lake City, Utah 84104

Dear Mr. Weider:

We are pleased to submit this proposal by Reckitt Benckiser Group plc (“Reckitt”) to acquire all of the outstanding common stock of Schiff Nutrition International, Inc. (“Schiff” or the “Company”). We have been highly impressed with the performance of Schiff over time and believe you have developed an outstanding portfolio of differentiated products. We believe VMS is a very attractive market segment and view a business combination of Schiff and our company as a unique opportunity to establish an exciting new growth platform. In order to secure this opportunity, we have devoted substantial resources to constructing a proposal that combines enhanced value for your shareholders, speed of execution and certainty of closing. Our proposal is clearly superior to the Company’s existing transaction with Bayer Healthcare LLC (“Bayer”).

We propose to acquire all of the outstanding common stock of Schiff for $42.00 per share in cash. This represents a 23.5% premium to the price payable in the Bayer transaction.

We recognize that it may be in the best interests of the Company’s shareholders to complete a transaction prior to the end of this year. In order to facilitate this, and in light of the limited time permitted under your merger agreement with Bayer, concurrent with our submission of this proposal we are publicly announcing the commencement of a tender offer (the “Offer”) to acquire all of the outstanding common stock of the Company at the price set forth above. The Offer is subject to, among other customary conditions, (i) the termination of the merger agreement with Bayer and of the support agreements between Bayer and each of Weider Health and Fitness (“Weider”) and TPG STAR SNI, L.P. (“TPG” and, together with Weider, the “Controlling Shareholders”), (ii) the execution by the Company of a merger agreement, and the execution by each of the Controlling Shareholders of tender and support agreements, in each case in form and substance reasonably acceptable to Reckitt and (iii) completion of the limited confirmatory due diligence described below. Promptly following execution of definitive agreements with the Company and the Controlling Shareholders, we would amend the Offer in order to remove each of these conditions to the Offer.

Neither our proposal nor the Offer is subject to any financing contingency. We currently have sufficient funds through our cash on-hand and available facilities to finance the transaction. Reckitt’s Board of Directors has approved this proposal, which is not subject to any additional internal approvals or shareholder approvals. While the Offer is subject to expiration or early termination of the Hart-Scott-Rodino waiting period, we do not expect our transaction would raise any substantive antitrust issues. We require only limited confirmatory due diligence, which we believe can be completed within three days of being granted full access to Schiff and the existing on-line data room, which was made available to Bayer. A list of our brief diligence requirements is provided as Annex A to this letter.

We have enclosed with this proposal a draft merger agreement and draft tender and support agreements. Each of these agreements is substantially identical to the current agreements with Bayer, other than those mechanical features necessary to convert the transaction to a tender offer and the elimination of the mechanics for terminating the agreement in order to accept a future acquisition proposal. Subject to satisfactory completion of our limited confirmatory due diligence, and termination of the agreements with Bayer, we would be prepared to execute these agreements in the forms attached, supplemented by the relevant and mutually agreed disclosure letter.

Reckitt is a global consumer goods leader in health, hygiene and home. With a purpose of delivering innovative solutions for healthier lives and happier homes, Reckitt is in the top 25 of companies listed on the London Stock Exchange. Since 2000, net revenues have doubled and the market cap has quadrupled. Today it is the global No 1 or No 2 in the majority of its fast-growing categories, driven by an exceptional rate of innovation. Its health, hygiene and home portfolio is led by 19 global powerbrands including Nurofen, Strepsils, Gaviscon, Mucinex, Durex, Scholl, Lysol, Dettol, Clearasil, Veet, Harpic, Bang, Mortein, Finish, Vanish, Woolite, Calgon, Airwick, and French’s, and they account for 70% of net revenue. Reckitt has operations in over 60 countries, with headquarters in the UK, Singapore, Dubai and Amsterdam, and sales in almost 200 countries. The company employs about 38,000 people worldwide.

Reckitt has a strong track record of successful acquisitions, completing over $10 billion of transactions since 2005. Our experience includes public company transactions across various jurisdictions, including our acquisition of Adams Respiratory Therapeutics for $2.1 billion. We are confident that Schiff will continue to prosper within our franchise and that a transaction will not only create substantial and immediate value for your company’s shareholders in excess of the value of your transaction with Bayer, but will also deliver ongoing benefits to your customers, employees and partners.

In summary, our proposal offers the Company the opportunity to enter into a transaction that provides a substantial premium over the price Bayer has agreed to pay and otherwise on substantially identical terms to the Bayer transaction. With your timely cooperation, our transaction will close before year end. We trust that the degree of resources we have devoted to the development of this proposal and to the launching of the Offer demonstrate to the Board our determination in pursuing this opportunity and our dedication to achieving a mutually beneficial transaction in the most timely manner possible. Accordingly, we urge you and your Board of Directors promptly to take those actions necessary under the Bayer agreement in order to afford us the opportunity to complete our due diligence and commence discussions with management and your advisors. We wish to afford your shareholders the compelling value this proposal presents at the earliest possible time and certainly before year end.

We and our advisors, including Morgan Stanley and Paul, Weiss, Rifkind, Wharton & Garrison, LLP, stand ready to engage immediately to finalize an agreement and look forward to consummating a mutually beneficial transaction in the coming days.

Sincerely,

/s/ Rakesh Kapoor Rakesh Kapoor
Chief Executive Officer
Reckitt Benckiser Group plc

Paul Weiss also sent to Latham & Watkins a complete set of Ultimate Parent’s unsolicited proposed transaction materials, including, in addition to the Bid Letter, a proposed draft Merger Agreement, a proposed draft Tender and Support Agreement for each of Weider and TPG, a due diligence request list and a notice letter that Ultimate Parent intended to file notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) of the intent to acquire voting securities of the Company (collectively, the “Competing Acquisition Proposal”). The material terms of the Competing Acquisition Proposal included the proposed purchase, pursuant to the Offer to be commenced on November 16, 2012, of all of the outstanding Shares at a price of $42.00 per Share, a proposed Merger Agreement that contemplated adoption of the Merger Agreement by a stockholder written consent (to be delivered within 24 hours of entry into the proposed Merger Agreement), but that excluded any window shop period (following delivery of the written consent), and proposed tender and support agreements to be executed by TPG, Weider and directors and executive officers of the Company. Later that evening, Purchaser filed a Schedule TO-C with the SEC with respect to its intention to commence the Offer as outlined in the Competing Acquisition Proposal.

On the evening of November 15, 2012, the Company Board met, along with representatives from each of its financial advisors and outside legal counsel, to review the terms and conditions of the Competing Acquisition Proposal. The Company Board and its advisors reviewed the significant increase in the proposed price per Share compared to the Bayer Merger Agreement, the commitment to the proposed transaction communicated in the Bid Letter and by Paul Weiss and Morgan Stanley, the likelihood of completing an alternative transaction including timing with respect thereto and the financial capacity and opportunity for Bayer to potentially increase the consideration payable pursuant to the Bayer Merger Agreement. The Company Board discussed its continued focus on retaining some type of window-shop period in any proposed alternative merger agreement. Following additional review and discussion, the Company Board, with Mr. Kimmel abstaining, determined, in good faith, that the Competing Acquisition Proposal was reasonably likely to lead to a superior proposal (as defined by the Bayer Merger Agreement). Accordingly, the Company Board determined, pursuant to, and in accordance with, the terms of the Bayer Merger Agreement, to permit the Company to furnish information to, and participate in discussions and negotiations with, Ultimate Parent and its representatives with respect to the Competing Acquisition Proposal subject to the entry into an Acceptable Confidentiality Agreement (as defined in the Bayer Merger Agreement). Following this meeting, the Company instructed Latham & Watkins to provide Paul Weiss with a proposed form of Acceptable Confidentiality Agreement, which included the same terms as the Bayer Confidentiality Agreement but did not include a standstill provision.

On November 16, 2012, the Company provided Bayer and Sullivan & Cromwell with written notice of the receipt of the unsolicited Competing Acquisition Proposal and the Company Board’s determination to furnish information to, and participate in negotiations and discussions with, Ultimate Parent and its representatives, in each case in accordance with the Bayer Merger Agreement and subject to entry into an acceptable confidentiality agreement. Mr. Bailey and Latham & Watkins each communicated the determination telephonically to Bayer and Sullivan & Cromwell, respectively. Later in the day, the Company also provided Bayer and Sullivan & Cromwell with the complete set of materials provided by Ultimate Parent in connection with the Competing Acquisition Proposal.

On November 16, 2012, Purchaser formally commenced the Offer and filed a Schedule TO and related exhibits with the SEC. Also on November 16, 2012, Paul Weiss sent the Company a request, pursuant to Rule 14d-5 of the Exchange Act, for the Company’s stockholder list and security position listings (“Rule14d-5 Demand Letter”).

On the morning of November 17, 2012, the Company and Ultimate Parent entered into the Confidentiality Agreement on the same terms as the Bayer Confidentiality Agreement (excluding a standstill provision). The Company then provided access to Ultimate Parent and its representatives to due diligence materials on its online data room. Access to information was made available on the same basis as provided to Bayer, including certain additional information as requested by Ultimate Parent. Also on that date, advisors to the parties had conversations regarding coordination of due diligence activities and management meetings to commence that weekend and early the following week, respectively.

On November 17, 2012, Morgan Stanley contacted Mr. McGlashan to discuss Ultimate Parent’s proposal and its strong interest and commitment to the proposed transaction. Morgan Stanley indicated that Ultimate Parent was prepared to act expeditiously in due diligence review and described its business rationale for a combination of the Company’s business into Ultimate Parent’s global platform.

On November 17, 2012, the Company provided written notice to Bayer and Sullivan & Cromwell regarding receipt of the Rule14d-5 Demand Letter, entry into the Confidentiality Agreement and the provision of access to Ultimate Parent and its representatives to the online data room (with notice that any additional due diligence materials presented to Ultimate Parent would be provided to Bayer via the online data room in accordance with the terms of the Bayer Merger Agreement).

On November 18, 2012, Latham & Watkins had multiple telephonic discussions with Paul Weiss regarding the Competing Acquisition Proposal, including provisions in the draft Merger Agreement and form Tender and Support Agreement, as well as general transaction terms. In particular, on behalf of the Company, Latham & Watkins emphasized the Company Board’s continued focus on retaining some window-shop period as in the Bayer Merger Agreement. Paul Weiss noted that any continued window-shop period would not be acceptable to Ultimate Parent given the level of the Offer Price.

On November 18, 2012, the Company Board held a telephonic meeting, including representatives from each of its financial advisors and outside legal counsel, to discuss the Competing Acquisition Proposal, the diligence process commenced to date and compliance with notice and other provisions under the Bayer Merger Agreement. The Company Board discussed, with input from its financial advisors and outside legal counsel, the details of the Competing Acquisition Proposal and whether or not the Company Board could, at this time and with the information provided in the Competing Acquisition Proposal and Ultimate Parent’s commitment regarding the proposed transaction as conveyed by Morgan Stanley and Paul Weiss, make a determination that it intended to make a change of Company Board recommendation or terminate the Bayer Merger Agreement (in each case as defined in and in accordance with the Bayer Merger Agreement). The Company Board and its advisors reviewed the significant increase in the proposed price per Share represented by the Offer Price compared to the Bayer Merger Agreement, the commitment to the proposed transaction communicated in the Bid Letter and by Paul Weiss and Morgan Stanley, Ultimate Parent’s ability to complete an alternative transaction without financing and the likelihood of completing an alternative transaction (including timing with respect thereto). Representatives of Houlihan Lokey provided for the Company Board an overview of Ultimate Parent, its global business and brands, its market position and publicly stated strategic goals in the consumer healthcare industry, publicly available information with respect to its financial condition and ability to finance the proposed transaction and its prior successful consumer health acquisition activity, including its acquisitions of Boots Healthcare International, Adams Respiratory, SSL International and Paras Pharmaceuticals. Representatives of Latham & Watkins discussed the Company Board’s fiduciary obligations as well as the requirements of the Bayer Merger Agreement. Following additional review and discussion, the Company Board determined, with Mr. Kimmel abstaining, that the Competing Acquisition Proposal constituted a superior proposal (as defined in the Bayer Merger Agreement) and that the Company Board intended to make a change to the Company Board recommendation or terminate the Bayer Merger Agreement. The Company Board directed Latham & Watkins to continue to press for a window-shop period in any alternative merger agreement. Following this determination, as instructed by the Company Board, the Company sent a written notice to Bayer, in compliance with the Bayer Merger Agreement, regarding the determination of the Company Board and the commencement of the four business day notice period during which Bayer could choose to negotiate with the Company and adjust the terms of the Bayer Merger Agreement such that the Competing Acquisition Proposal would not be a Superior Proposal (as defined by the Bayer Merger Agreement).

On November 19, 2012, the Company and its financial advisors hosted a management presentation and due diligence sessions for Ultimate Parent and its representatives, including Morgan Stanley, in the San Francisco office of Latham & Watkins.

On November 19, 2012, Latham & Watkins had telephonic discussions with Paul Weiss regarding the Competing Acquisition Proposal and the proposed transaction documents. In particular, Latham & Watkins emphasized the Company Board’s continued focus on a window-shop period in any alternative merger agreement. Paul Weiss reiterated that any continued window-shop period would not be acceptable to Ultimate Parent given the level of the Offer Price. Latham & Watkins told Paul Weiss to expect Company comments to the proposed merger agreement and other transaction agreements later that day. That afternoon, Paul Weiss delivered to Latham & Watkins the proposed form of D&O Agreement.

Following market close on November 19, 2012, Sullivan & Cromwell contacted Latham & Watkins to convey Bayer’s determination that it would not increase the consideration of $34.00 per Share provided in the Bayer Merger Agreement. Sullivan & Cromwell confirmed that such determination would be made in writing to the Company later that day (and publicly filed on a Schedule 13D amendment with the SEC prior to the market opening the following morning). The notice letter would also waive the four business day matching period afforded to Bayer with respect to the Competing Acquisition Proposal as long as there were not any material revisions to the financial or other material terms of such proposal.

Following the notice from Sullivan & Cromwell of Bayer’s intended disclosure, the Company Board convened a telephonic meeting in the early evening of November 19, 2012. The Company Board, along with its financial advisors and outside legal counsel, discussed the developments with Bayer, the status of the Competing Acquisition Proposal and due diligence by and negotiations with Ultimate Parent and its representatives to date, the fiduciary duties applicable to the Company Board in connection with its consideration of an alternative proposal, the terms and the conditions of the Bayer Merger Agreement (that continued to apply until such time, if any, as the Bayer Merger Agreement was terminated pursuant to its terms) and related strategy for communicating and managing any proposed transaction with Ultimate Parent.

The Company Board convened another telephonic meeting later in the evening of November 19, 2012, along with its financial advisors and outside legal counsel, to further discuss transaction developments with Bayer and next steps regarding the proposed transaction with Ultimate Parent. The Company Board instructed Latham & Watkins to continue to negotiate with Paul Weiss regarding the window-shop provision in the proposed Merger Agreement with Ultimate Parent and to continue to prepare for a potential transaction with Ultimate Parent (subject to the requirements of the Bayer Merger Agreement) as expeditiously as possible. Later that evening, Latham & Watkins distributed Company comments to the draft Merger Agreement, which included a provision for a window-shop period.

Later that evening, Bayer delivered to the Company, with a copy from Sullivan & Cromwell to Latham &Watkins, written notice that it had decided not to propose any increase to the $34.00 per Share consideration set forth in the Bayer Merger Agreement and that it would grant a waiver of the four day notice provision otherwise required by the Bayer Merger Agreement with respect to the Competing Acquisition Proposal, as follows:

Schiff Nutrition International, Inc.

2002 South 5070 West

Salt Lake City, UT 84104-4726

Attention: General Counsel

Facsimile No.: (801) 975-1924

Re: Agreement and Plan of Merger

Dear Mr. Milsten:

Reference is made to: (i) that certain Agreement and Plan of Merger, dated as of October 29, 2012 (the “Merger Agreement”), by and among Bayer HealthCare LLC, a Delaware limited liability company (“Parent”), Willow Road Company, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Schiff Nutrition International, Inc., a Delaware corporation (the “Company”); and

(ii) your letter to Dr. Jan Heinemann dated November 18, 2012 (the “November 18 Letter”), which gave notice with respect to the $42.00 per common share, all cash Acquisition Proposal from Reckitt Benckiser Group plc dated November 15, 2012 (the “November 18 Proposal”). All capitalized terms used but not otherwise defined herein shall have the definitions set forth in the Merger Agreement.

Bayer AG’s Board of Management has decided not to propose any increase to the Merger Consideration payable in respect of the Company Common Stock in response to the November 18 Proposal. Bayer AG’s Board of Management continues to believe that the Merger transaction would represent a logical and strategic addition for Bayer’s Consumer Care business. However, it came to the conclusion that entering a competitive bidding process in response to the November 18 Proposal would result in a price outside Bayer’s set financial criteria. Having completed a number of successful acquisitions, Bayer plans to continue its strategy to augment organic growth with strategic bolt-on acquisitions.

Parent and Merger Sub hereby waive the conditions set forth in clauses i. and ii. of the second proviso of the first sentence of Section 5.3(f) of the Merger Agreement (the “Waived Conditions”) solely with respect to the November 18 Proposal. This waiver applies solely to the Waived Conditions, so that the actions specified in clauses (y) and (z) of such proviso (the “Actions”) may not be taken with respect to the November 18 Proposal unless the Company complies with the other provisions of Section 5.3(f), including the first proviso to such sentence, clause iii. of the second proviso to such sentence, and the sentences following clause iii, as well as any other provision of the Agreement that would be applicable to the Actions. This waiver does not and shall not apply to any Acquisition Proposal other than the November 18 Proposal or any actions taken with respect thereto, and in the event of any material revisions to the financial or other material terms of the November 18 Proposal, the applicable provisions of Section 5.3(f) of the Merger Agreement shall continue to apply. This waiver does not and shall not apply to any failure to comply with any provision of the Merger Agreement other than the Waived Conditions, and Parent and Merger Sub reserve all rights with respect to any such failure.

Bayer Healthcare LLC

By:	/s/ William B. Dodero
Name: William B. Dodero
Title: Assistant Secretary

Willow Road Company

By:	/s/ William B. Dodero
Name: William B. Dodero
Title: Secretary

CC:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Matthew G. Hurd

Facsimile No.: (212) 558-3588

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94062

Attention: Tad Freese

Jamie Leigh

Facsimile No.: (650) 463-2600

Schiff Nutrition International, Inc.

2101 Park Avenue, Suite 101

Emeryville, CA 94608

Attention: General Counsel

Facsimile No.: (510) 922-1271

On the morning of November 20, 2012, Bayer included the letter to the Company described above in an amended Schedule 13D filed with the SEC.

Also on November 20, 2012, the Company continued due diligence presentations for Ultimate Parent and its representatives at the Company’s Salt Lake City, Utah plant location and at management offices in Emeryville, California, respectively.

During the course of the day on November 20, 2012, Latham & Watkins and Paul Weiss continued to discuss outstanding issues in the draft Merger Agreement and other transaction documents. In response to the Company’s proposed window-shop provision included in comments to the proposed Merger Agreement, Paul Weiss again communicated that Ultimate Parent would not agree to this provision, sent a follow-up email to Latham & Watkins reiterating this position and sent a proposed final draft Merger Agreement to Latham & Watkins that deleted this provision. Respective outside legal counsel had several conversations in order to resolve other outstanding issues and to discuss logistics for potentially executing and announcing a definitive transaction, in each case subject to approval of Company Board and compliance with the terms of the Bayer Merger Agreement.

On November 21, 2012, the Company Board held a telephonic meeting, including representatives from each of its financial advisors and outside legal counsel, to review and discuss the Competing Acquisition Proposal, including Ultimate Parent’s condition for proceeding that no window-shop period be included in the proposed final draft Merger Agreement, the Tender and Support Agreements and D&O Agreements and the recent developments and disclosure by Bayer. Latham & Watkins reviewed the terms and conditions of the proposed transaction documents, the discussions held with Paul Weiss to date, the Company Board’s fiduciary duties and compliance with the terms of the Bayer Merger Agreement, in each case in connection with the proposed transaction with Ultimate Parent. Representatives of Houlihan Lokey then reviewed with the Company Board certain financial analyses as more fully described under “The Solicitation or Recommendation—Opinion of Houlihan Lokey” in Item 4, and noted that the Offer Price represented, to their knowledge, the highest implied transaction value for a target business in the VMS industry with sales of over $100 million, as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the latest twelve months for which financial information had been made public (“LTM”) as of the public announcement date of any such transaction, and rendered to the Company Board Houlihan Lokey’s opinion dated November 21, 2012, to the effect that, as of that date and based upon and subject to the various assumptions, qualifications and limitations in the review undertaken, and other matters set forth therein, the aggregate consideration of $42.00 per share to be received in the Offer and the Merger by holders of Class A Common Stock was fair, from a financial point of view, to such holders, collectively as a group. The Company Board discussed the proposed terms of the Merger Agreement and the substantial premium to be paid pursuant to the terms of the Offer and the Merger. After further discussion and deliberation, with Mr. Kimmel abstaining from the vote, the Company Board determined, with respect to the Bayer Merger Agreement, (i) that the proposed transaction with Ultimate Parent was a superior proposal as compared to the transaction contemplated by the Bayer Merger Agreement (as defined therein), (ii) to terminate the Bayer Merger Agreement in accordance with its terms and concurrently pay to Bayer the $22 million breakup fee required in connection with such termination and (iii) to notify Bayer of such determination. The Company Board also, with respect to the transaction proposed with Ultimate Parent and upon the terms and conditions set forth in the Merger Agreement, (i) determined that each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement is fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the requirements of the DGCL and (iii) recommended that the

Company’s stockholders vote their Shares in favor of adopting the Merger Agreement by written consent in lieu of a meeting and resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Company Board then instructed the Company and Latham & Watkins to provide written notice to Bayer of its determination, and following such action and confirmation of the payment of the breakup fee, to proceed with the transaction with Ultimate Parent.

Immediately following the close of market on November 21, 2012, after receiving confirmation of the payment of the breakup fee, the Company provided written notice to Bayer regarding termination of the Bayer Merger Agreement pursuant to the terms thereof. Shortly thereafter, the relevant parties executed the Merger Agreement, the Tender and Support Agreement and the D&O Support Agreements. Following execution of the definitive agreements, TPG and Weider delivered the executed Written Consent.

The transaction was announced pursuant to a press release issued by Ultimate Parent following the close of market on November 21, 2012.

Reasons for the Recommendation of the Company Board.

In evaluating the Offer, the Merger and the Merger Agreement, the Company Board consulted with the Company’s senior management, Latham & Watkins and the financial advisors to the Company Board, Houlihan Lokey and Rothschild Inc., and, in the course of reaching its determination to approve the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and to recommend that the Company’s stockholders tender their Shares to Purchaser in the Offer and provide the Stockholder Written Consent, the Company Board considered the following material factors and benefits of the Offer and the Merger:

•

Premium to Bayer Offer. The Company Board considered the fact that the Offer Price of $42.00 to be received by Company stockholders who tender their Shares in the Offer represents a 23.5% premium over the consideration offered pursuant to the Bayer Merger Agreement.

•

Premium to Market Price. The Company Board considered the fact that the Offer Price of $42.00 to be received by Company stockholders in the Offer and the Merger represents a significant premium over the market prices at which shares of Class A Common Stock traded prior to the announcement of the execution of the Bayer Merger Agreement, including the fact that the Offer Price of $42.00 represented a premium of approximately:

•	81.1% over the $23.19 closing price per share of Class A Common Stock on October 26, 2012, the last trading day before the announcement of the execution of the Bayer Merger Agreement;

•	74.7% over the $24.04 average price per share of Class A Common Stock for the one-month period ended October 26, 2012;

•	95.3% over the $21.50 average price per share of Class A Common Stock for the three-month period ended October 26, 2012;

•	117.1% over the $19.35 average price per share of Class A Common Stock for the six-month period ended October 26, 2012; and

•	170.4% over the $15.53 average price per share of Class A Common Stock for the one-year period ended October 26, 2012.

•

Results of Bayer Merger Agreement Negotiations and Window-Shop Period. The Company Board considered the course of extended negotiations with Bayer, as well the results of the window-shop provision included in the Bayer Merger Agreement which ultimately led to the unsolicited $42.00 per Share Offer Price proposed by Ultimate Parent. The Company Board also considered its historical negotiations with Bayer and Bayer’s public disclosure regarding its determination not to increase the $34.00 per Share consideration in the Bayer Merger Agreement, the 23.5% premium proposed in the Offer as compared to the per Share consideration provided in the Bayer Merger Agreement and the

Company Board’s belief that, based on this historical activity and negotiations with Ultimate Parent, that the Offer Price represented the best opportunity for the Company’s stockholders.

•

Liquidity. The Offer Price and the Merger Consideration consist solely of cash, which provides immediate liquidity and certainty of value to the Company’s stockholders compared to any transaction in which stockholders would receive shares of an acquirer’s stock.

•

Lack of Current Liquidity of the Class A Common Stock. The Principal Stockholders owned approximately 51.03% of the outstanding Shares as a long-term investment as of the date of the Merger Agreement, and, as a result, a trading market existed for only a minority of the outstanding Shares. The average daily trading volume of the Class A Common Stock during the three months ended on November 19, 2012 was 312,861 shares. The average daily trading volume of the Class A Common Stock during the three months ended on October 26, 2012 (prior to announcement of the Bayer Merger Agreement) was 82,488 shares.

•

Schiff’s Business and Financial Condition and Prospects. The Company Board considered its understanding of the Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects of the Company were it to remain an independent public company and the potential impact of those factors on the trading price of the Class A Common Stock (which cannot be quantified numerically).

•

Risks of Remaining Independent. The Company Board considered the advantages of entering into the Merger Agreement in comparison with the risks of remaining independent, including our management’s views on full year 2013 performance and long-term financial projections as a standalone company, the risks inherent in the nutritional supplement industry, potential changes in laws affecting that industry, the economy and capital markets as a whole, and the various additional risks and uncertainties that are listed in Item 1A of Part I or Part II, as applicable, of our most recent annual and quarterly reports.

•

Support of the Principal Stockholders. The Company Board considered the support of the Principal Stockholders, which controlled approximately 85.14% of the aggregate voting power of the outstanding Shares as of the date of the execution of the Merger Agreement and which will be receiving the same form and amount of consideration in the Offer and the Merger (as applicable) for their Shares as all other stockholders, as evidenced by their execution and delivery of the Tender and Support Agreements.

•

Support of the Directors and Officers. The Company Board considered the support of the directors and officers party to the D&O Agreements, which controlled approximately 8.3% of the aggregate voting power of the Shares as of the date of the execution of the Merger Agreement and which will be receiving the same form and amount of consideration in the Offer and the Merger (as applicable) for their Shares as all other stockholders, as evidenced by their execution and delivery of the D&O Agreements.

•

Tender Offer Structure. The Company Board considered the fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to the Company’s stockholders, promptly, reducing the period of uncertainty during the pendency of the transaction on the Company’s stockholders, employees and business partners and the fact that the completion of the Offer will be followed by a second-step merger, in which stockholders who do not tender their shares in the Offer will receive the same consideration as the Offer Price.

•

Opinion of Houlihan Lokey. The Company Board considered the financial analysis reviewed by Houlihan Lokey with the Company Board, and the oral opinion to the Company Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated November 21, 2012), with respect to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be received in the Offer and the Merger, respectively, by holders of the Class A Common Stock, collectively as a group, as of November 21, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, as more fully described under “The Solicitation or Recommendation—Opinion of Houlihan Lokey” in Item 4.

•

Availability of Appraisal Rights. Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, statutory appraisal rights will be available to the Company’s stockholders who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with all the required procedures under the DGCL, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Chancery Court.

The Company Board also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction would prevent stockholders from participating in any future earnings or growth of the Company, and stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engaged in future strategic or other transactions or as a result of improvements to the Company’s operations.

•	Tax Considerations. An all cash transaction would be taxable to stockholders that are U.S. holders for U.S. federal income tax purposes.

•

Effect of Public Announcement. The Company Board considered the potentially negative effect of a public announcement of the Merger Agreement on the Company’s operations and employees and its ability to attract and retain key management and personnel.

•

Effect of Failure to Complete Transactions. The Company Board considered potential negative effects if the Offer, the Merger and the other transactions contemplated by the Merger Agreement were not consummated, including:

•	the trading price of the Class A Common Stock would likely be adversely affected;

•	the Company would have incurred significant transaction and opportunity costs attempting to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the Company could lose customers, suppliers, business partners and employees after the announcement of the entry into the Merger Agreement;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•

the Company’s directors, officers and other employees would have expended considerable time and effort to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

•

Interim Restrictions on Business. The Company Board considered restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger that require the Company to operate its business in the ordinary course of business and other restrictions, other than with the consent of Parent, that could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Merger.

•

Bayer Merger Agreement Breakup Fee. The Company Board considered the fact that, in connection with any termination of the Bayer Merger Agreement, the Company would be required to pay to Bayer a breakup fee of $22.0 million.

•

Interests of the Company Board, Management and Certain Affiliates. The Company Board considered the possibility that the executive officers, directors and certain affiliates of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s stockholders.

The Company Board concluded that the risks and potentially negative factors relevant to the Transactions were outweighed by the potential benefits that it expected the Company and the Company’s stockholders would achieve as a result of the Transactions. The foregoing discussion summarizes the material information and factors considered by the Company Board in their consideration of the Transactions. The foregoing discussion of the Company Board’s reasons for its recommendation to accept the Transactions is not intended to be exhaustive, but addresses the material information and factors considered by the Company Board in its consideration of the Transactions. The Company Board did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Company Board viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Company Board.

Opinion of Houlihan Lokey

On November 21, 2012, Houlihan Lokey rendered an oral opinion to the Company Board (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated November 21, 2012), to the effect that, as of November 21, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Offer Price and Merger Consideration to be received in the Offer and the Merger, respectively, by the holders of Class A Common Stock, collectively as a group, was fair, from a financial point of view.

Houlihan Lokey’s opinion was directed to the Company Board and only addressed the fairness from a financial point of view of the Offer Price and Merger Consideration to be received by the holders of Class A Common Stock in the Offer and the Merger, respectively, and does not address any other aspect or implication of the Transactions. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Company Board or any stockholder as to how to act or vote with respect to the Offer, the Merger or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the following agreements and documents:

•	final draft of the Merger Agreement;

•	final draft of the Letter Agreements, dated November 21, 2012, between Parent and Purchaser, on the one hand, and the director and officer holders of Shares party thereto, on the other hand;

•	final draft of the Letter Agreement, dated November 21, 2012, between TPG, Parent and Purchaser;

•	final draft of the Letter Agreement, dated November 21, 2012, between Weider, Parent and Purchaser;

•	Amended and Restated Certificate of Incorporation of Schiff Nutrition International, Inc.;

•	reviewed certain publicly available business and financial information relating to the Company that it deemed to be relevant;

•

reviewed certain information relating to the Company’s historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including (i) historical financial information of the Company pro forma for the Company’s acquisition of Airborne and (ii) financial projections (and adjustments thereto) relating to the Company for the fiscal years ending 2013 through 2017, which include certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the Company’s acquisition of Airborne, all as prepared by management of the Company (the “Synergies”);

•

spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices and trading volume of the Class A Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, the management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. In reaching its opinion conclusions, upon the advice of the management of the Company, Houlihan Lokey assumed that the estimated Synergies it reviewed were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company and that the Synergies will be realized in the amounts and the time periods indicated thereby, and Houlihan Lokey expressed no opinion with respect to such Synergies or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there is no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof, and (d) the Offer and the Merger will be consummated in a timely manner in accordance with the terms described in all such agreements and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the Offer and the Merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Offer or the Merger, or the Company or any expected benefits of the Offer or the Merger that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents identified above would not differ in any respect from the drafts of said documents.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. Houlihan Lokey also expressed no opinion as to the price or range of prices at which (i) shares of Class A Common Stock will trade, or (ii) shares of Class B Common Stock may be transferable, at any time.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of the date of its opinion. Houlihan Lokey did not undertake, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

Houlihan Lokey’s opinion was furnished for the use of the Company Board (solely in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. The opinion of Houlihan Lokey was not intended to be, and does not constitute, a recommendation to the Company Board, the Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Offer, the Merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, Parent, Ultimate Parent, their respective security holders or any other party to proceed with or effect the Offer and the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger or otherwise (other than the Offer Price and Merger Consideration), including, without limitation, the form or structure of the Offer or the Merger or any terms, aspects or implications of any support agreements, standstill agreements or other arrangements, agreements or understandings entered into in connection with the Offer or the Merger or otherwise, (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities (including, without limitation, the holders of Class B Common Stock), creditors or other constituencies of the Company, Parent, Ultimate Parent or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Offer or the Merger as compared to any alternative business strategies or transactions that might be available for the Company, Parent, Ultimate Parent or any other party, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company’s, Parent’s, Ultimate Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Parent’s, Ultimate Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration between, amongst or within such classes or groups of security holders (including, without limitation, classes of Shares) or other constituents), (vi) whether or not the Company, Parent, Ultimate Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Offer or the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent, Ultimate Parent or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer and the Merger, any class of such persons or any other party, relative to the Offer Price or otherwise. In rendering its opinion, Houlihan Lokey was not requested to, and did not, take into account different classes or attributes of the Shares or the individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Company, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Parent, Ultimate Parent and the Offer, the Merger or otherwise.

In preparing its opinion to the Company Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of the Company or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company, the Offer or the Merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in the Company’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Company Board in connection with its evaluation of the Offer and the Merger and was only one of many factors considered by the Company Board in evaluating the Offer and the Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Offer Price or the Merger Consideration or of the views of the Company Board or management of the Company with respect to the Offer, the Offer Price or the Merger or the Merger Consideration. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between the Company and Parent, and the decision for the Company to enter into the Merger was solely that of the Company Board.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Company Board in connection with Houlihan Lokey’s opinion rendered on November 21, 2012. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•

Enterprise Value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	EBITDA.

•	Earnings before interest, taxes, depreciation, and amortization, adjusted for certain non-recurring items, or Adjusted EBITDA.

Unless the context indicates otherwise, enterprise values derived from the selected companies analysis described below were calculated using (i) the closing price per share of Class A Common Stock as of October 26, 2012, the last trading day prior to the announcement of the Bayer Merger Agreement, and the common stock of the selected VMS companies listed below as of November 19, 2012, and (ii) net debt amounts for the Company as indicated in the Company’s quarterly report on Form 10-Q for the quarter ended August 31, 2012 and for each of the selected companies listed below as indicated in public filings available as of November 19, 2012; transaction values for the target companies derived from the selected transactions analysis listed below were calculated as of the public announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. The calculations of LTM Adjusted EBITDA for the Company were as of the twelve months ended August 31, 2012 (and are set forth as “Pro Forma Adjusted EBITDA” for the last twelve months ended August 31, 2012 as more fully described below under “Financial Information and Projections”), and, for each of the selected companies listed below, is based on publicly available information as of November 19, 2012. Estimates of Adjusted EBITDA for the next fiscal year for which financial information has not been made public (“NFY”) for the Company were based on estimates provided by the management of the Company and were for the fiscal year ending May 31, 2013. Estimates of NFY Adjusted EBITDA for each of the selected VMS companies listed below were based on certain publicly available consensus research analyst estimates for those VMS companies and may have been calendarized to approximate the Company’s fiscal year end of May 31, 2013. Additionally, unless the context indicates otherwise, (i) financial information for the Company is pro forma for the Company’s acquisition of Airborne, including Synergies, the amounts and time periods of realization as estimated by the management of the Company, (ii) estimated Adjusted EBITDA for the Company includes stock based compensation as an expense (resulting in a lower Adjusted EBITDA than as more fully described below under “Financial Information and Projections”) and (iii) calculations for “the present value of Tax Shield” referred to below were based on the present value of tax benefits assuming a weighted average cost of capital of 8%.

Selected Companies Analysis. Houlihan Lokey calculated certain multiples of enterprise value based on certain financial data for the Company and those publicly traded VMS companies identified by Houlihan Lokey that, in the judgment of Houlihan Lokey, were not part of larger, diversified pharmaceutical companies. The calculated multiples included (i) enterprise value as a multiple of LTM Adjusted EBITDA, and (ii) enterprise value as a multiple of estimated NFY Adjusted EBITDA. The list of selected companies and the related multiples for such selected companies are set forth below.

Enterprise Value as a Multiple of:
	LTM Adjusted EBITDA	NFY Adjusted EBITDA
Herbalife Ltd.	7.6x	7.1x
Nu Skin Enterprises Inc.	6.8x	6.3x
Glanbia plc	12.1x	11.7x
Vitamin Shoppe, Inc.	14.8x	13.5x
USANA Health Sciences Inc.	5.9x	5.3x
Atrium Innovations Inc.	6.7x	6.5x
Perrigo Co.	13.6x	11.8x
Prestige Brands Holdings, Inc.	11.8x	9.8x
The Hain Celestial Group, Inc.	17.9x	14.7x

The related mean and median multiples for such selected companies were as follows:

Enterprise Value as a Multiple of:
	LTM Adjusted EBITDA	NFY Adjusted EBITDA
Mean	10.8x	9.6x
Median	11.8x	9.8x

From this data, Houlihan Lokey selected implied enterprise value reference ranges for the Company using LTM Adjusted EBITDA multiples of 11.0x to 14.0x and 2013 FYE Adjusted EBITDA multiples of 9.0x to 12.0x. Houlihan Lokey selected these ranges based on a comparison of the Company’s estimated growth and profitability as compared to the selected companies. Houlihan Lokey then adjusted these ranges to reflect net debt outstanding and the present value of the Tax Shield, each as described above, as well as Shares outstanding as of November 19, 2012 (as estimated by management of the Company using the treasury stock method) to arrive at a per share implied equity reference range. This analysis indicated the following implied per share reference range for the Company, as compared to the per share Offer Price:

Implied Per Share Equity Reference Range for the Company based on LTM Adjusted EBITDA	Implied Per Share Equity Reference Range for the Company based on 2013 FYE Adjusted EBITDA	Per Share Offer Price
$16.25 - $21.75	$17.40 - $24.51	$42.00

Selected Transactions Analysis. Houlihan Lokey calculated certain enterprise value multiples based on the estimated purchase prices paid in the following selected publicly announced VMS transactions from 2009 to 2012 and from 2002 to 2012. These transactions constituted all VMS transactions during such time period identified by Houlihan Lokey, involving both publicly traded and privately held VMS companies, other than those transactions whose terms were not publicly disclosed. The calculated multiples included transaction value as a multiple of LTM Adjusted EBITDA. The list of selected transactions from 2009 to 2012 and the related multiples are set forth below.

Announcement Date	Acquiror	Target	Transaction Value/ LTM EBITDA
08/20/2012	Church & Dwight Co. Inc.	Avid Health Inc.	11.2x
04/02/2012	Schiff Nutrition International, Inc.	Airborne Inc.	12.5x
01/19/2011	Glanbia PLC	Bio-Engineered Supplements & Nutrition	8.3x
01/04/2011	Atrium Biotech Investments (subsidiary of Atrium Innovations)	Seroyal International Inc.	7.5x
07/15/2010	The Carlyle Group	NBTY Inc.	7.7x
01/21/2010	Martek Biosciences Corp., Subsidiary of Royal DSM N.V.	Amerifit Brands, Inc.	8.9x
09/21/2009	Atrium Innovations Inc.	Garden of Life Inc.	11.2x

The list of additional selected transactions from 2002 to 2008 and the related multiples are set forth below.

Announcement Date	Acquiror	Target	Transaction Value/ LTM EBITDA
08/25/2008	Glanbia PLC	Optimum Nutrition Inc.	NA
02/09/2007	Ares Management LLC and Ontario Teachers Pension	GNC Corporation	10.9x
02/06/2006	CK Life Sciences International	Vitaquest International LLC	11.2x
09/06/2006	Glanbia PLC	Seltzer Ingredients Inc.	NA
06/06/2005	NBTY Inc.	Solgar Inc.	NA
07/19/2004	Bayer AG	Roche Consumer Health	12.0x
04/02/2004	Ripplewood Holdings LLC and Activated Holdings LLC	Shaklee’s Worldwide Business	8.0x
10/16/2003	Apollo Management LLC	GNC Corp.	8.1x
06/10/2003	NBTY Inc.	Rexall Sundown Inc.	NA
08/16/2002	Fremont Partners	Nellson Nutraceutical	9.5x
09/03/2002	DSM N.V.	Roche’s Vitamins	5.9x
04/10/2002	Herbalife Ltd. Backed by Whitney & Co. and Golden Gate Capital	Herbalife International Inc.	5.0x

For the purposes of the table set forth above, “NA” means “not available.”

This analysis indicated the following mean and median multiples for the selected transactions:

Transaction Value as a Multiple of LTM Adjusted EBITDA
	Transactions from 2009-2012	All Transactions
Mean	9.6x	9.2x
Median	8.9x	8.9x

From this data, Houlihan Lokey selected implied transaction values reference ranges for the Company using LTM Adjusted EBITDA multiples of 9.0x to 13.0x. Houlihan Lokey selected these ranges based on a comparison of the Company’s estimated growth and profitability as compared to the target companies subject to the selected transactions. Houlihan Lokey then adjusted these ranges to reflect net debt outstanding and the present value of the Tax Shield, each as described above, as well as Shares outstanding as of November 19, 2012 (as estimated by management of the Company using the treasury stock method) to arrive at a per share implied equity reference range. This analysis indicated the following per share reference range for the Company, as compared to the per share Offer Price:

Implied Per Share Equity Reference Range for the Company based on LTM Adjusted EBITDA	Per Share Offer Price
$12.59 - $19.92	$42.00

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate through May 31, 2017, based on internal estimates provided by the management of the Company, as set forth below under “Financial Information and Projections”; provided, however, that Houlihan Lokey did not differentiate between deductible and non-deductible amortization; it instead calculated the present value of the Tax Shield, as described above. Houlihan Lokey calculated terminal values for the Company by applying a range of terminal value multiples of 10.5x to 11.5x to the Company’s fiscal year 2017 estimated EBITDA. Houlihan Lokey selected the terminal value multiple range based on a review of the LTM Adjusted EBITDA and NFY Adjusted EBITDA multiples for the selected companies referred to above. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 7.0% to 9.0%. Houlihan Lokey selected the discount rate range based upon a review of the Company’s observed weighted average cost of capital (“WACC”) and the observed WACCs of the selected companies referred to above. Houlihan Lokey then adjusted these ranges to reflect net debt outstanding and the present value of the Tax Shield as described above and to reflect the Shares outstanding as of November 19, 2012 (as estimated by the management of the Company using the treasury stock method). The discounted cash flow analysis indicated the following implied per share reference range for the Company, as compared to the per share Offer Price:

Implied Per Share Equity Reference Range for the Company	Per Share Offer Price
$29.84 - $35.34	$42.00

Other Factors

Historical Trading Ratio Analysis. Houlihan Lokey reviewed certain historical stock price information based on the average closing stock price for the Class A Common Stock over certain periods during the one year period prior to October 30, 2012. This review indicated the following implied premium of per share Offer Price over the average closing stock price of Class A Common Stock:

Trading Period Prior to October 30, 2012	Class A Common Stock Closing Stock Price	Implied Premium of Per Share Offer Price over Average Closing Stock Price of Class A Common Stock
1 day	$23.19	81.1%
5 days	$23.32	80.1%
10 days	$23.68	77.4%
1 month	$24.04	74.7%
3 month	$21.42	96.0%
6 months	$19.32	117.4%
1 year	$15.53	170.4%

Premiums Paid Analysis. Additionally, Houlihan Lokey reviewed implied premiums paid in the following selected transactions involving public target companies in the branded consumer industry, including VMS companies, between 2009 and November 19, 2012 for each of one trading day, five trading days and one calendar month prior to the announcement of the applicable transaction. The list of selected transactions and the related multiples are set forth below.

Announcement Date	Acquiror	Target	Implied Premiums Paid
			1 Trading Day	5 Trading Days	1 Calendar Month
10/14/2011	Unilever	Concern Kalina OAO	54.5%	52.7%	129.3%
01/09/2011	DuPont Denmark Holding ApS	Danisco A/S	25.5%	27.5%	43.4%
11/08/2010	TPG Capital L.P.	Avon Products Company Limited	34.5%	37.0%	34.5%
09/27/2010	Conopco Inc. (Subsidiary of Unilever)	Alberto Culver Company	19.1%	18.4%	19.8%
07/15/2010	The Carlyle Group	NBTY Inc.	46.8%	55.6%	47.7%
01/14/2010	Shiseido Co. Ltd.	Bare Escentuals Inc.	42.9%	38.5%	46.2%
12/21/2009	Sanofi-Aventis	Chattem Inc.	33.6%	36.0%	40.7%

This analysis indicated the following mean and median premiums for the selected transactions:

Implied Premiums Paid
	1 Trading Day	5 Trading Days	1 Calendar Month
Mean	36.7%	38.0%	51.7%
Median	34.5%	37.0%	43.4%

Houlihan Lokey noted these implied premiums as compared to the corresponding implied premiums for the Offer Price over the closing stock price of the Company’s Class A Common Stock of 81.1%, 80.1% and 74.7% for the one trading day, five trading days and one calendar month, respectively, prior to October 26, 2012, the last trading day prior to the announcement of the Bayer Merger.

Other Matters

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, Ultimate Parent or any other party that may be involved in the Offer and the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer and the Merger.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to the Company and one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with TPG (TPG, collectively with private equity and investment funds affiliated or associated therewith and the portfolio companies thereof, “TPG Group”), which Houlihan Lokey understands collectively directly or indirectly own a significant interest in the Company, for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (a) having provided valuation and transaction advisory services to TPG, (b) having acted as financial advisor to TPG Group in connection with its acquisition of Ontex International (“Ontex”), which transaction closed in November, 2010, (c) having acted as financial advisor to British Vita Unlimited (“British Vita”), an affiliate of TPG Group, in connection with a sale of part of one of its divisions, which transaction closed in September 2012, and (d) having acted as financial advisor to the Company in connection with its acquisition of Airborne, which transaction closed in March 2012. In connection with the Ontex, British Vita and Airborne transactions, Houlihan Lokey has received aggregate fees of approximately $3,566,000. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, Parent, Ultimate Parent, TPG Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of their respective employees may have committed to invest in private equity or other investment funds managed or advised by TPG, other participants in the Offer and the Merger or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with TPG Group, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, Ultimate Parent, TPG Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation. Notwithstanding the foregoing, Houlihan Lokey has not provided investment banking, financial advisory or other financial services to Ultimate Parent or any of its affiliates during the past two years in connection with which it would be entitled to any material compensation.

Financial Information and Projections

Historically, the Company has prepared and provided public guidance as to certain of the Company’s projected annual financial performance measures with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding quarter or fiscal year and has publicly updated that guidance from time to time. A press release containing the Company’s most recent public guidance as to financial performance for fiscal year 2013 was furnished to the SEC in a Current Report on Form 8-K on September 18, 2012.

In connection with the Company Board’s evaluation of the Bayer Merger and the other transactions contemplated by the Bayer Merger Agreement, the Company’s management prepared projections of the

Company’s stand-alone financial performance for each of fiscal years 2013, 2014, 2015 and 2016, as well as certain adjustments to fiscal year 2012 (the “Financial Information”). The Financial Information was provided to the Company Board on October 12, 2012 and reviewed and discussed at a meeting of the Company Board on October 13, 2012. The following is the Financial Information that was presented:

Financial Information (As of October 12, 2012)

($ in ‘000s)

Income statement

Fiscal Year End (FYE) 5/31	2012A1,2	2013E	2014E	2015E	2016E3	CAGR ‘13-’16
Joint	$96,953	$101,996	$105,056	$108,208	$111,454	3.0%
Growth		5.2%	3.0%	3.0%	3.0%
Mega Red	$71,560	$102,893	$128,617	$147,909	$170,096	18.2%
Growth		43.8%	25.0%	15.0%	15.0%
Airborne	$71,531	$81,200	$86,072	$91,236	$96,710	6.0%
Growth		13.5%	6.0%	6.0%	6.0%
Probiotics	$19,657	$28,828	$31,134	$33,625	$36,315	8.0%
Growth		46.7%	8.0%	8.0%	8.0%
Specialty	$20,420	$22,033	$22,033	$22,033	$22,033	—
Growth		7.9%	—	—	—
Bars	$9,240	$9,630	$9,630	$9,630	$9,630	—
Growth		4.2%	—	—	—
Direct	—	$1,986	$4,620	$14,810	$25,000	132.6%
Growth		—	132.6%	220.6%	68.8%

Total branded	$289,361	$348,566	$387,161	$427,450	$471,237	10.6%
Growth		20.5%	11.1%	10.4%	10.2%
Private label	$37,398	$36,498	$29,867	$24,441	$20,000	(18.2%)
Growth		(2.4%)	(18.2%)	(18.2%)	(18.2%)
Other	$45	—	—	—	—

Total Net Sales	$326,805	$385,064	$417,028	$451,891	$491,237	8.5%
Growth		17.8%	8.3%	8.4%	8.7%

Gross Margin
Forecast		51.9%	55.0%	56.0%	56.5%
Forecast pro forma	49.7%	54.0%	55.0%	56.0%	56.5%
Gross Profit
Forecast		$200,017	$229,365	$253,059	$277,549	11.5%
Forecast pro forma	$162,400	$208,068 [4]	$229,365	$253,059	$277,549	10.1%

Selling & Marketing	$74,906	$88,476	$98,002	$106,194	$115,441	9.3%
as % of net sales	22.9%	23.0%	23.5%	23.5%	23.5%
Other operating expenses	$53,161	$49,443	54,005	58,068	61,356	7.5%
as % of net sales	16.3%	12.8%	13.0%	12.9%	12.5%

EBIT
Forecast		$62,098	$77,359	$88,797	$100,753	17.5%
Margin		16.1%	18.6%	19.7%	20.5%
Forecast pro forma	$34,333	$70,149	$77,359	$88,797	$100,753	12.8%
Margin	10.5%	18.2%	18.6%	19.7%	20.5%

Non recurring adjustments
Transaction costs (2012A) Purchase
Accounting (2013E)	$7,866	$2,525	—	—	—

Financial Information (As of October 12, 2012)

($ in ‘000s)

Income statement

Fiscal Year End (FYE) 5/31	2012A1,2	2013E	2014E	2015E	2016E3	CAGR ‘13-’16
Adjusted EBIT
Forecast		$64,623	$77,359	$88,797	$100,753	16.0%
Margin		16.8%	18.6%	19.7%	20.5%
Forecast pro forma	$42,199	$70,149	$77,359	$88,797	$100,753	12.8%
Margin	12.9%	18.2%	18.6%	19.7%	20.5%
Depreciation	$4,232	$4,324	$3,025	$3,300	$3,900
Amortization	$2,029	$6,056	$6,000	$5,650	$5,800

D&A	$6,261	$10,380	$9,025	$8,950	$9,700

Stock based compensation	$2,911	$4,059	$5,500	$5,700	$6,100

Adjusted EBITDA
Forecast		$79,062	$91,884	$103,447	$116,553	13.8%
Margin		20.5%	22.0%	22.9%	23.7%
Forecast pro forma	$51,371	$84,588	$91,884	$103,447	$116,553	11.3%
Margin	15.7%	22.0%	22.0%	22.9%	23.7%

Cash flow items

FYE 5/31	2012A1,2	2013E	2014E	2015E	2016E
Capex	$2,732	$5,000	$3,000	$6,000	$4,000
as % of net sales	0.8%	1.3%	0.7%	1.3%	0.8%
as % of depreciation	65%	116%	99%	182%	103%

Working capital	$41,055	$35,700	$38,663	$41,895	$45,543
as % of net sales	12.6%	9.3%	9.3%	9.3%	9.3%

Change in working capital		$(5,355)	$2,963	$3,232	$3,648

Free cash flow calculation

FYE 5/31		2013E	2014E	2015E	2016E
EBIT		$62,098	$77,359	$88,797	$100,753
Plus: Amortization non deductible		$3,792	$3,481	$3,383	$3,300

EBITA		$65,890	$80,840	$92,180	$104,053
Less: taxes on EBITA		$(25,038)	$(30,719)	$(35,028)	$(39,540)
Plus: depreciation		$4,324	$3,025	$3,300	$3,900
Plus: deductible amortization		$2,264	$2,519	$2,267	$2,500
Plus: purchase accounting adjustment		$2,525	—	—	—
Less: capex		$(5,000)	$(3,000)	$(6,000)	$(4,000)
Less: change in working capital		$5,355	$(2,963)	$(3,232)	$(3,648)

Free Cash Flows (FCF)		$50,320	$49,701	$53,486	$63,265
Plus: stock based compensation		$4,059	$5,500	$5,700	$6,100

Adjusted FCF		$54,379	$55,201	$59,186	$69,365

Other
Corporate tax rate		38.0%	38.0%	38.0%	38.0%

Note

1	FYE 2012 figures represent pro forma financial figures following the Company’s acquisition of Airborne without adjustments for synergies.

2	For the purposes of this table, “2012A” refers to actual results for the 2012 fiscal year, “2013E,” “2014E,” “2015E” and “2016E” refer to estimated results for fiscal years 2013-2016, respectively, and “CAGR” refers to Compound Annual Growth Rate.

3	Selected fiscal year 2017 projections, prepared separately from the projections for 2013-2016, were adopted by management on November 21, 2012 (see financial information provided as of October 29, 2012 and related footnotes thereto in the table that follows). Prior to such time, management confirmed to the Company’s financial advisors the use of the same net sales growth rate and adjusted EBITDA margin assumptions for fiscal year 2017 projections as those used for fiscal year 2016 projections.

4	Reflects adjustment for cost of goods sold (“COGS”) synergies to be realized with respect to Airborne and a one-time inventory charge to cost of sales due to inventory purchase accounting, which flows through forecast pro forma figures for EBIT, Adjusted EBIT and Adjusted EBITDA.

The Financial Information was prepared for use only by the Company Board and its financial advisors in connection with the evaluation of the Bayer Merger and the other transactions contemplated by the Bayer Merger Agreement (and later, the Merger and the other transactions contemplated by the Merger Agreement) and was not intended to act as public guidance regarding the Company’s future financial performance. In addition, on September 27, 2012, in connection with an in-person due diligence presentation by the Company’s management, the Company provided to Bayer financial projections with respect to Net Sales, Gross Profit, Contribution Margin, Operating Income, EBITDA and Adjusted EBITDA for fiscal year 2013 (including the information with respect to certain adjustments with respect to the Company’s Airborne acquisition set forth below), which were identical to the projections provided to the Company Board on October 12, 2012 and were provided to Bayer in the interests of time in order to help facilitate Bayer’s due diligence process.

As a result of the Company Board’s review on October 13, 2012 and in connection with additional review of the Financial Information by management with the Company’s financial advisors, the Financial Information was updated on October 29, 2012 in order to further update management’s assumptions and view of the Company’s prospects, and such updates reflected (i) a 4% growth compound annual growth rate in net sales of “Specialty” and “Bars” branded products, (ii) the removal of a purchase accounting adjustment to EBITA, as this was already accounted for in the adjustment for changes in working capital and (iii) the deductible amortization of certain intangible assets over a 15-year period. The following is the updated Financial Information that was presented:

Financial Information (As of October 29, 2012)

($ in ‘000s)

Income statement

Fiscal Year End (FYE) 5/31	2012A1,2	2013E	2014E	2015E	2016E	2017E3	CAGR ‘13-’16
Joint	$96,953	$101,996	$105,056	$108,208	$111,454		3.0%
Growth		5.2%	3.0%	3.0%	3.0%
Mega Red	$71,560	$102,893	$128,617	$147,909	$170,096		18.2%
Growth		43.8%	25.0%	15.0%	15.0%
Airborne	$71,531	$81,200	$86,072	$91,236	$96,710		6.0%
Growth		13.5%	6.0%	6.0%	6.0%
Probiotics	$19,657	$28,828	$31,134	$33,625	$36,315		8.0%
Growth		46.7%	8.0%	8.0%	8.0%
Specialty	$20,420	$22,033	$22,914	$23,830	$24,784		4.0%
Growth		7.9%	4.0%	4.0%	4.0%
Bars	$9,240	$9,630	$10,015	$10,415	$10,832		4.0%
Growth		4.2%	4.0%	4.0%	4.0%
Direct	—	$1,986	$4,620	$14,810	$25,000		132.6%
Growth		—	132.6%	220.6%	68.8%

Total branded	$289,361	$348,566	$388,428	$430,034	$475,191		10.9%
Growth		20.5%	11.4%	10.7%	10.5%
Private label	$37,398	$36,498	$29,867	$24,441	$20,000		(18.2%)
Growth		(2.4%)	(18.2%)	(18.2%)	(18.2%)
Other	$45	—	—	—	—

Total Net Sales	$326,805	$385,064	$418,295	$454,475	$495,191	$539,554	8.7%
Growth		17.8%	8.6%	8.6%	9.0%	9.0%
Gross Margin
Forecast		51.9%	55.0%	56.0%	56.5%	56.5%
Forecast pro forma	49.7%	54.0%	55.0%	56.0%	56.5%

Gross Profit
Forecast		$200,017	$230,062	$254,506	$279,783	$304,848	11.8%
Forecast pro forma	$162,400	$208,068 [4]	$230,062	$254,506	$279,783		10.4%

Selling & Marketing	$74,906	$88,476	$98,299	$106,802	$116,370		9.6%
as % of net sales	22.9%	23.0%	23.5%	23.5%	23.5%

Other operating expenses	$53,161	$49,443	$54,169	$58,400	$61,849		7.7%
as % of net sales	16.3%	12.8%	13.0%	12.9%	12.5%

Financial Information (As of October 29, 2012)

($ in ‘000s)

Fiscal Year End (FYE) 5/31	2012A1,2	2013E	2014E	2015E	2016E	2017E3	CAGR ’13-’16
EBIT
Forecast		$62,098	$77,594	$89,304	$101,564	$111,163	17.8%
Margin		16.1%	18.6%	19.7%	20.5%	20.6%
Forecast pro forma	$34,333	$70,149	$77,594	$89,304	$101,564		13.1%
Margin	10.5%	18.2%	18.6%	19.7%	20.5%

Non recurring adjustments
Transaction costs (2012A) Purchase Accounting (2013E)	$7,866	$2,525	—	—	—

Adjusted EBIT
Forecast		$64,623	$77,594	$89,304	$101,564		16.3%
Margin		16.8%	18.6%	19.7%	20.5%
Forecast pro forma	$42,199	$70,149	$77,594	$89,304	$101,564		13.1%
Margin	12.9%	18.2%	18.6%	19.7%	20.5%
Depreciation	$4,232	$4,324	$3,025	$3,300	$3,900	$4,249
Amortization	$2,029	$6,056	$6,000	$5,650	$5,800	$5,820

D&A	$6,261	$10,380	$9,025	$8,950	$9,700	$10,069

Stock based compensation	$2,911	$4,059	$5,500	$5,700	$6,100

Adjusted EBITDA
Forecast		$79,062	$92,119	$103,954	$117,364	$121,232	14.1%
Margin		20.5%	22.0%	22.9%	23.7%	22.5%
Forecast pro forma	$51,371	$84,588	$92,119	$103,954	$117,364		11.5%
Margin	15.7%	22.0%	22.0%	22.9%	23.7%

Cash flow items

FYE 5/31	2012A1,2	2013E	2014E	2015E	2016E	2017E3
Capex	$2,732	$5,000	$3,000	$6,000	$4,000	$4,358
as % of net sales	0.8%	1.3%	0.7%	1.3%	0.8%	0.8%
as % of depreciation	65%	116%	99%	182%	103%	103%
Working capital	$41,055	$35,700	$38,781	$42,135	$45,910
as % of net sales	12.6%	9.3%	9.3%	9.3%	9.3%
Change in working capital		$(5,355)	$3,081	$3,354	$3,775	$4,113

Free cash flow calculation

FYE 5/31	2013E	2014E	2015E	2016E	2017E
EBIT	$62,098	$77,594	$89,304	$101,564	$111,163
Plus: Amortization non deductible	$4,004	$3,948	$3,598	$3,748	$3,768

EBITA	$66,102	$81,542	$92,902	$105,312	$114,930

Less: taxes on EBITA	$(25,119)	$(30,986)	$(35,303)	$(40,018)	$(43,673)
Plus: depreciation	$4,324	$3,025	$3,300	$3,900	$4,249
Plus: deductible amortization	$2,052	$2,052	$2,052	$2,052	$2,052
Less: capex	$(5,000)	$(3,000)	$(6,000)	$(4,000)	$(4,358)
Less: change in working capital	$5,355	$(3,081)	$(3,354)	$(3,775)	$(4,113)

Free Cash Flows (FCF)	$47,714	$49,552	$53,597	$63,470	$69,087
Plus: stock based compensation	$4,059	$5,500	$5,700	$6,100

Adjusted FCF	$51,773	$55,052	$59,297	$69,570

Other
Corporate tax rate	38.0%	38.0%	38.0%	38.0%	38.0%

Note

1	FYE 2012 figures represent pro forma financial figures following the Company’s acquisition of Airborne without adjustments for synergies.

2	For the purposes of this table, “2012A” refers to actual results for the 2012 fiscal year, “2013E,” “2014E,” “2015E,” “2016E” and “2017E” refer to estimated results for fiscal years 2013-2017, respectively, and “CAGR” refers to Compound Annual Growth Rate.

3	Selected fiscal year 2017 projections, prepared separately from the projections for 2013-2016 and included in the table above, were adopted by management on November 21, 2012. Prior to such time, management confirmed to the Company’s financial advisors the use of the same net sales growth rate and adjusted EBITDA margin assumptions for fiscal year 2017 projections as those used for fiscal year 2016 projections.

4	Reflects adjustment for COGS synergies to be realized with respect to Airborne and a one-time inventory charge to cost of sales due to inventory purchase accounting, which flows through forecast pro forma figures for EBIT, Adjusted EBIT and Adjusted EBITDA.

In addition to the Financial Information set forth above, Company management presented to the Company’s financial advisors and Bayer information for the fiscal year ended May 31, 2012 reflective of certain synergies resulting from the Company’s Airborne acquisition and the elimination of certain non-recurring charges. The following is the additional information that was presented:

($ in ‘000s)

EBIT
FYE 2012A1	$34,333
Reconciliation
Plus: Depreciation	$198
Plus: Incremental Amortization	$(3,304)
Plus: Acquisition related	$3,471
Plus: Other non-recurring	$150
Plus: Airborne G&A synergies[2]	$8,072

As Adjusted with Synergies	$42,920

Pro Forma Adjusted EBITDA
FYE 2012A1	$51,371
Reconciliation
Less: Stock-Based Compensation	$(2,911)
Plus: Other non-recurring	$2,362
Plus: Airborne cogs synergies—realized	$779
Plus: Airborne G&A synergies[2]	$8,072

As Adjusted with Synergies	$59,673

1	Same figures as presented in financial information charts dated October 12 and 29, 2012 above.

2	General and administrative expenses at Airborne eliminated, with the exception of insurance expense.

On November 19, 2012, in connection with an in-person due diligence presentation by the Company’s management, the Company provided to Parent the Financial Information identical to that provided to Bayer.

Company management also prepared and presented to the Company’s financial advisors financial information for the last 12 months ended August 31, 2012. The following is the additional information that was presented:

Last Twelve Months (LTM) Ended August 31, 2012

($ in ‘000s)

Net sales	$337,597
Cost of goods sold	$171,388

Gross profit	$166,208

Total operating expenses	$127,114

Income from operations (EBIT)	$39,095
Other income (expense):
Interest income	$46
Interest expense	$(13,813)
Other, net	$56

Total other income (expense)	$(13,711)

Income before income taxes	$25,383
Income tax expense	$9,646

Net income	$15,738

Adjusted Pro Forma Net Income
Net income	$15,738
Less: PF Interest expense	$(2,339)
Less: PF Amortization expense	$(720)
Plus: Acquisition related	$4,387
Plus: Inventory charge	$1,550
Plus: Airborne cogs synergies—realized	$779
Plus: Other non-recurring	$1,982
Plus: Airborne G&A synergies	—

Total adjustments	$5,639
Less: tax expense	$(2,143)

Total AT adjustments	$3,496

Pro Forma Adjusted Net Income	$19,234

Adjusted Pro Forma EBITDA
EBIT	$39,095
Plus: Depreciation	$4,190
Plus: Amortization	$6,212
Plus: Acquisition related	$4,387
Plus: Inventory charge	$1,550
Plus: Airborne cogs synergies—realized	$779
Plus: Other non-recurring	$1,832
Plus: Airborne G&A synergies	—

Total adjustments	$18,950

Pro Forma Adjusted EBITDA	$58,045

The Financial Information was necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Information may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the Financial Information involve judgments made with respect to, among other things, sales growth rates, market size and growth rates, market share, future pricing, levels of operating expenses, and probability of success, all of which are difficult to predict. The Financial Information also reflects assumptions as to certain business decisions that do not reflect any of the effects of the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Merger or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Information will prove to be accurate, and actual results may materially differ. The Financial Information is forward-looking statements and should not be relied upon as predictive of actual future results.

The inclusion of the Financial Information in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its advisors or representatives considered or consider the Financial Information to be an accurate prediction of future events, and the Financial Information should not be relied upon as such. Neither of the Company nor its advisors or representatives has made or makes any representation regarding the information contained in the Financial Information, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Information to reflect circumstances existing after the date such Financial Information were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Information are shown to be in error.

The Company’s stockholders are cautioned not to place undue reliance on the Financial Information included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Company Board, Houlihan Lokey or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

Although presented with numerical specificity, the Financial Information is not fact and reflect numerous assumptions and estimates as to future events and the probability of such events made by the Company’s management, including assumptions and estimates noted above. Moreover, the Financial Information is based on certain future business decisions that are subject to change. The Financial Information generally takes into account estimated taxes and existing net operating loss carry forwards.

The Financial Information should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9. The Financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Information does not purport to present operations in accordance with U.S. generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2012 relates to the Company’s historical financial information. It does not extend to the Financial Information and should not be read as doing so.

The Financial Information does not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You are cautioned not to place undue reliance on this information.

Intent to Tender.

As discussed in Item 3 above, each of the Principal Stockholders have entered into Tender and Support Agreements pursuant to which they have agreed, among other things, to validly tender or cause to be tendered in the Offer all of their Shares pursuant to and in accordance with the terms of the Offer, subject to the terms of the Tender and Support Agreements. The Tender and Support Agreements are filed as Exhibits (e)(11) and (e)(12) to this Schedule 14D-9 and are incorporated herein by reference.

As discussed in Item 3 above, certain directors and executive officers of the Company have entered into the D&O Agreements with Parent pursuant to which such directors and officers have agreed to, among other things, (i) tender in the Offer, or any subsequent offering period, as applicable, all Shares held by them (including Company Restricted Shares, Shares issuable upon vesting of Company RSUs and Shares issuable upon the permitted exercise of Company Options prior to the then-scheduled expiration date of the Offer or the expiration of any subsequent offering period, as applicable) and (ii) with respect to each Company Option held by them, refrain from exercising such Company Option prior to its cancellation in the Merger, except under certain specified circumstances. The form of D&O Agreement is filed as Exhibit (e)(10) to this Schedule 14D-9 and is incorporated herein by reference.

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules and regulations, including Section 16(b) of the Exchange Act, all of the Company’s named executive officers and directors as well as the Principal Stockholders currently intend, strictly in their capacities as stockholders, to tender or cause to be tendered all Shares over which such persons or entities have sole dispositive power pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Houlihan Lokey and Rothschild Inc. as its financial advisors, each of which were hired in connection with the Bayer Merger and in connection with the Offer and the Merger. Houlihan Lokey was engaged by the Company to act as its financial advisor in connection with the Offer and the Merger and provide financial advisory services, including an opinion to the Company Board regarding the fairness, from a financial point of view, of the Offer Price to be received in the Offer and the Merger Consideration to be received in the Merger, by the holders of Class A Common Stock. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Houlihan Lokey is entitled to receive $1,000,000 for its services upon the delivery of its opinion, regardless of the conclusion reached therein, and none of which was contingent upon the successful completion of any portion or aspect of the transactions contemplated by the Merger Agreement. In addition, Houlihan Lokey will be entitled to an additional fee based on the ultimate transaction value of the Merger, which fee was estimated at the signing of the Merger Agreement to be approximately $2,205,586, payable upon consummation of the Offer. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

Rothschild Inc. was also engaged by the Company to act as its financial advisor in connection with the Bayer Merger and in connection with the Offer and the Merger and provide management, financial advisory and investment banking services. The Company engaged Rothschild Inc. based on Rothschild Inc.’s experience and reputation. Rothschild Inc. is regularly engaged to provide advisory services in connection with mergers and acquisitions, strategic transactions and financings. Rothschild Inc. will be entitled to an advisory fee of approximately $5,144,854.95, payable upon consummation of the Offer. The Company has also agreed to reimburse Rothschild Inc. for certain expenses and to indemnify Rothschild Inc., its affiliates and certain related parties against certain liabilities and expenses.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer and the Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company, except for the following:

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Ronald L. Corey	10/25/12	2,140	—	Automatic annual grant of restricted stock
Eugene B. Jones	10/25/12	2,140	—	Automatic annual grant of restricted stock
George F. Lengvari	10/25/12	2,140	—	Automatic annual grant of restricted stock
Brian Swette	10/25/12	2,140	—	Automatic annual grant of restricted stock
Richard G. Wolford	10/25/12	2,140	—	Automatic annual grant of restricted stock
Roger H. Kimmel	10/25/12	2,140	—	Automatic annual grant of restricted stock
Michael Hyatt	10/25/12	2,140	—	Automatic annual grant of restricted stock
GAMCO Investors Inc. (1)	11/7/12	(1,000)	$33.9400	Sales on NYSE
		(1,100)	$33.9405	Sales on NYSE
		10,277	$33.9300	Purchases on NYSE
		13,500	$33.9300	Purchases on NYSE
	11/6/12	9,799	$33.9300	Purchases on NYSE
		7,798	$33.9300	Purchases on NYSE
		7,600	$33.9300	Purchases on NYSE
		10,000	$33.9300	Purchases on NYSE
	11/5/12	4,300	$33.9300	Purchases on NYSE
		7,860	$33.9300	Purchases on NYSE
		3,400	$33.9300	Purchases on NYSE
		10,500	$33.9300	Purchases on NYSE
	11/2/12	25,000	$33.9377	Purchases on NYSE
		43,142	$33.9377	Purchases on NYSE
		923	$33.9300	Purchases on NYSE
		20,000	$33.9377	Purchases on NYSE
		57,000	$33.9377	Purchases on NYSE
	11/1/12	45,901	$33.9492	Purchases on NYSE
		4,500	$33.9468	Purchases on NYSE
		12,000	$33.9492	Purchases on NYSE
		55,000	$33.9492	Purchases on NYSE
		29,000	$33.9492	Purchases on NYSE
		74,000	$33.9492	Purchases on NYSE
	10/31/12	4,500	$33.8174	Purchases on NYSE
		1,200	$33.8174	Purchases on NYSE
		2,300	$33.8174	Purchases on NYSE
		1,700	$33.8174	Purchases on NYSE
		4,000	$33.8174	Purchases on NYSE
		19,500	$33.8214	Purchases on NYSE
		9,000	$33.8100	Purchases on NYSE
		(800)	$33.8200	Sales on NYSE

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
		(5,000)	$33.8304	Sales on NYSE
		30,000	$33.8214	Purchases on NYSE
		15,000	$33.8214	Purchases on NYSE
		1,300	$33.8174	Purchases on NYSE
		40,500	$33.8214	Purchases on NYSE
	10/24/12	400	$23.4000	Purchases on NYSE
		(600)	$23.3350	Sales on NYSE
		(400)	$23.2501	Sales on NYSE
	10/22/12	(500)	$23.1301	Sales on NYSE
	10/19/12	(30,000)	$23.3119	Sales on NYSE
	10/18/12	(1,000)	$23.9024	Sales on NYSE
		500	$23.9385	Purchases on NYSE
		200	$23.9385	Purchases on NYSE
	10/15/12	(500)	$23.2503	Sales on NYSE
		(2,200)	$24.3296	Sales on NYSE
	10/9/12	(500)	$23.1822	Sales on NYSE
	10/8/12	(500)	$24.1380	Sales on NYSE
	10/5/12	(500)	$24.3160	Sales on NYSE
		(3,100)	$24.5652	Sales on NYSE
		(500)	$24.5170	Sales on NYSE
	10/4/12	(1,000)	$24.4690	Sales on NYSE
		(6,501)	$24.5271	Sales on NYSE
	10/3/12	(1,500)	$24.5301	Sales on NYSE
		(15,500)	$24.5523	Sales on NYSE
		(1,000)	$24.5000	Sales on NYSE
	10/2/12	(1,000)	$24.6050	Sales on NYSE
	10/1/12	(200)	$24.3800	Sales on NYSE
	9/28/12	500	$24.2200	Purchases on NYSE
	9/24/12	(200)	$24.5700	Sales on NYSE
	9/20/12	400	$24.5450	Purchases on NYSE

(1)	Based on Schedule 13D/As filed on November 8, 2012 and November 2, 2012 by GAMCO Investors Inc. (“GAMCO Investors”), Mario J. Gabelli and various entities which he directly or indirectly controls or for which he acts as chief investment officer. Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management, Inc. (“GAMCO Asset”), Teton Advisers, Inc. (“Teton Advisers”), MJG Associates, Inc. (“MJG”) and Gabelli Securities, Inc. (“GSI”) own 1,372,300, 2,183,555, 834,399, 3,000 and 12,500 shares of Class A common stock, respectively. Due to their affiliations, Mario Gabelli, GAMCO Investors and GGCP, Inc. (“GGCP”), are deemed to have beneficial ownership of the shares owned beneficially by Gabelli Funds, GAMCO Asset, Teton Advisers, MJG and GSI. Subject to certain limitations, each of Gabelli Funds, GAMCO, Teton Advisers, MJG and GSI has sole disposition and voting power over the shares of Class A common stock held by it, except that GAMCO Asset does not have voting power over 3,700 of its shares. Mario Gabelli, GAMCO Investors and GGCP have indirect voting power with respect to shares beneficially owned directly by Gabelli Funds, GAMCO Asset, Teton Advisers, and MJG. Subject to certain limitations, a Proxy Voting Committee has indirect voting power over the shares held by Gabelli Funds.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Regulatory Matters.

The purchase of Shares pursuant to the Offer is subject to review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) under the HSR Act. The HSR Act provides that transactions like the Offer may not be completed until certain information and documents have been submitted to the Antitrust Division and the FTC and the applicable waiting period has expired or been terminated. On November 16, 2012, Ultimate Parent made the requisite filings with the Antitrust Division and the FTC pursuant to the HSR Act and requested early termination of the initial 15-day waiting period for cash tender offers. The applicable waiting period under the HSR Act was initially set to expire at 11:59 p.m. New York City time on December 3, 2012, unless earlier terminated or extended. On November 27, 2012, the Company and Ultimate Parent were notified that the Antitrust Division and the FTC have granted early termination of the required waiting period under the HSR Act with respect to the Offer and the Merger. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been earlier terminated has been satisfied.

Under the Merger Agreement, both the Company and Parent have agreed, subject to certain limitations, to use their reasonable best efforts to obtain all required governmental approvals and avoid any action or proceeding by a governmental entity in connection with the execution of the Merger Agreement and completion of the Offer and the Merger. Except as noted above with respect to the required filings under the HSR Act and the filing of a certificate of merger in Delaware at or before the Effective Time, and the satisfaction of our filing obligations under the Exchange Act, we are unaware of any material federal, state or foreign regulatory requirements or approvals required for the execution of the Merger Agreement or completion of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved for purposes of any applicable state takeover law (including Section 203) the entering into by Purchaser, Parent, Ultimate Parent and the Company of the Merger Agreement, the Tender and Support Agreements, the D&O Agreements and the completion of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to the Company, will not be applicable to Parent, Ultimate Parent or the Purchaser by virtue of such actions.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and the Company, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Appraisal Rights.

You do not have appraisal rights in connection with the Offer, and such rights will be available only in connection with the Merger if it is consummated. Accordingly, you should not submit any demand for appraisal at this time, and you will receive additional notification and information regarding submission of a demand for appraisal in connection with consummation of the Merger. We are providing you the following description of appraisal rights for your information at this time, since a stockholder who tenders Shares in the Offer will not be entitled to demand appraisal of those Shares.

Holders of Shares who do not tender their Shares in the Offer, who do not vote in favor of or consent to the adoption of the Merger Agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, holders of Shares who do not vote in favor of or consent to the adoption of the Merger Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their Shares appraised by the Chancery Court, and to receive payment in cash of the “fair value” of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Chancery Court, together with interest, if any, to be paid upon the amount determined to be the fair value.

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is adopted by stockholders acting by written consent in lieu of a meeting of the stockholders, or where a merger is effected under Section 253 of the DGCL without any vote or written consent of stockholders, the corporation must notify each of its stockholders that appraisal rights are available, and must include in each such notice a copy of Section 262 of the DGCL.

Filing Written Demand. Holders of Shares who desire to exercise their appraisal rights must demand in writing appraisal of their Shares no later than twenty (20) days after the date of mailing of the notice of appraisal rights referenced above. A demand for appraisal will be sufficient if it reasonably informs the Company of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s Shares. If you wish to exercise your appraisal rights you must be the record holder of such Shares on the date the written demand for appraisal is made and you must continue to hold such Shares until the Effective Time. Accordingly, a stockholder who is the record holder of Shares on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the Effective Time, will lose any right to appraisal in respect of such shares.

Only a holder of record of Shares is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal in respect of Shares should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the Shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising the rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner. Stockholders who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Merger Agreement by delivering to the Company, as the Surviving Corporation, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the Effective Time will require written approval of the Surviving Corporation. No appraisal proceeding in the Chancery Court will be dismissed as to any stockholder without the approval of the Chancery Court, and such approval may be conditioned upon such terms as the Chancery Court deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the Surviving Corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the Merger Agreement.

Filing a Petition for Appraisal. Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Chancery Court demanding a determination of the fair value of the Shares held by all dissenting holders. The Surviving Corporation is under no obligation to, and has no present intention to, file such a petition, and holders should not assume that the Surviving Corporation will file a petition. Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of

Shares not voted in favor of the adoption of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. The statement must be mailed within ten days after a written request for the statement has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the Company the statement described in this paragraph.

If a petition for an appraisal is timely filed by a holder of Shares and a copy thereof is served upon the Surviving Corporation, the Surviving Corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached. After notice to the stockholders as required by the court, the Chancery Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Chancery Court may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Chancery Court may dismiss the proceedings as to the stockholder.

Determination of Fair Value. After the Chancery Court determines the holders of Shares entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Chancery Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Chancery Court shall determine the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Chancery Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Chancery Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Offer and the Merger and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262 of the DGCL. Although we believe that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Chancery Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Neither Parent nor the Company currently anticipate offering more than the applicable Merger Consideration to any stockholders exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a Share is less than the Merger Consideration. The Delaware courts have stated that the methods which are generally considered acceptable in the financial community and otherwise admissible in court may be considered in the appraisal proceedings. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Chancery Court and taxed upon the parties as the Chancery Court deems equitable under the circumstances. Upon application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to the Merger Agreement. A stockholder will fail to perfect, or effectively lose, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, at any time within 60 days after the Effective Time, a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration offered pursuant to the Merger Agreement.

Failure to comply strictly with the requirements of Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

Vote Required to Approve the Merger; “Short-Form” Merger.

The Company Board has approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Under Section 253 of the DGCL, if Parent, Purchaser and their respective affiliates acquire the Short Form Threshold (including through exercise of the Top-Up Option described below), Purchaser will be able to effect the Merger as soon as reasonably practicable following the consummation of the Offer without the vote or written consent of the Company’s stockholders. If Parent, Purchaser and their respective affiliates do not own the above number of outstanding Shares following the Offer, Purchaser will not be able to complete the Merger until 20 days after the Company has distributed to the Company stockholders an information statement in accordance with SEC rules.

Top-Up.

Pursuant to the terms of the Merger Agreement, the Company has granted Parent and Purchaser an option (the “Top-Up Option”) to purchase from the Company the number of Shares (such shares, the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares of each class of Shares that, when added to the number of Shares owned by Parent and its Subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding in each class of Shares immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis and (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation, but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option, at a price per Share equal to the Offer Price.

The Top-Up Option is intended to expedite the timing of the consummation of the Merger (after consummation of the Offer, at which time the Company would be a majority-owned subsidiary of Purchaser, which would have the requisite voting power to cause stockholder adoption of the Merger Agreement, even without exercise of the Top-Up Option) by permitting the Merger to occur pursuant to Section 253 of the DGCL, without any vote of the Company’s stockholders or any required filings associated with the utilization of written consents in lieu of a meeting of stockholders.

Section 14(f) Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above under the heading “Arrangements between the Company and Parent—Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended May 31, 2012 filed with the SEC on August 14, 2012 and subsequent Quarterly Reports on Form 10-Q.

Letter to Company Employees from the Chief Executive Officer of the Company

It is currently contemplated that on November 27, 2012, Mr. Tarang Amin, the Chief Executive Officer of the Company, will deliver a letter to the Company’s employees, a copy of which is filed as Exhibit (a)(1)(N) to this Schedule 14D-9 and incorporated herein by reference.

Letter to Company Employees from the Chief Executive Officer of Ultimate Parent

It is currently contemplated that on November 27, 2012, Mr. Rakesh Kapoor, the Chief Executive Officer of Ultimate Parent, will deliver a letter to the Company’s employees, a copy of which is filed as Exhibit (a)(1)(O) to this Schedule 14D-9 and incorporated herein by reference.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the Offer; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of the Company, including dependence on sales of Move Free, MegaRed and Airborne products, dependence on individual customers, adverse publicity or consumer perception regarding the Company’s nutritional supplements and/or their ingredients, similar products distributed by other companies or the nutritional supplement industry generally, the impact of competitive products and pricing pressure (including expansion of private label products), the inability to successfully bid on new and existing private label business and the impact of raw material pricing, availability and quality (particularly relating to joint care products and ingredients from third-party suppliers outside the United States, including China); claims that the Company’s products infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to successfully launch and maintain sales outside of the United States while maintaining the integrity of the products sold and complying with local regulations; the inability to appropriately respond to changing consumer preferences and demand for new products; the inability to gain or maintain market distribution for new products or product enhancements; litigation and government or administrative regulatory action in the United States and internationally, including FDA enforcement and product liability claims; the inability or increased cost to obtain sufficient levels of product liability and general insurance; the inability to comply with existing or new regulations, both in the United States and abroad, and adverse actions regarding product formulation, claims or advertising; product recalls or a significant amount of product returns; dependence on a single manufacturing facility and potential disruptions of the Company’s manufacturing operations; the inability to maintain or attract key personnel; interruptions to the Company’s information technology systems; control by the Company’s principal stockholders; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended May 31, 2012 and Quarterly Reports on Form 10-Q and in other periodic reports and filings with the SEC from time to time. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Amended and Restated Offer to Purchase, dated November 27, 2012 (incorporated by reference to Exhibit (a)(1)(vii) to Amendment No. 2 to the Schedule TO of Purchaser filed with the SEC on November 27, 2012).*

(a)(1)(B)	Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(viii) to Amendment No. 2 to the Schedule TO of Purchaser filed with the SEC on November 27, 2012).*

(a)(1)(C)	Amended and Restated Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(ix) to Amendment No. 2 to the Schedule TO of Purchaser filed with the SEC on November 27, 2012).*

(a)(1)(D)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to the Schedule TO of Purchaser filed with the SEC on November 27, 2012).*

(a)(1)(E)	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 2 to the Schedule TO of Purchaser filed with the SEC on November 27, 2012).*

(a)(1)(F)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of Purchaser filed with the SEC on November 16, 2012).

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).*

(a)(1)(H)	Standstill Agreement, dated as of October 14, 2010, by and between the Company and TPG (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on October 15, 2010).

(a)(1)(I)	Amendment to Standstill Agreement, dated as of October 29, 2012, by and between the Company and TPG.

(a)(1)(J)	Amendment No. 2 to Standstill Agreement, dated as of November 21, 2012, by and between the Company and TPG.

(a)(1)(K)	Stockholder Agreement, dated as of October 14, 2010, by and between Weider and TPG (incorporated by reference to Exhibit 1 to Schedule 13D filed on October 18, 2010 by Tarrant Capital Advisors, Inc.)

(a)(1)(L)	Registration Rights Agreement, dated as of August 10, 2012, by and among the Company, TPG and Weider (incorporated by reference to Exhibit 10.35 to the Company’s Form 10-K filed on August 14, 2012).

(a)(1)(M)	Opinion of Houlihan Lokey Capital Inc., dated as of November 21, 2012 (included as Annex II to this Schedule 14D-9).*

(a)(1)(N)	Letter to employees of the Company, dated as of November 27, 2012, from Tarang P. Amin, President and Chief Executive Officer of the Company.

(a)(1)(O)	Letter to employees of the Company, dated as of November 27, 2012, from Rakesh Kapoor, Chief Executive Officer of Ultimate Parent.

(a)(2)	Letter to Stockholders of the Company, dated as of November 27, 2012, from Tarang P. Amin, President and Chief Executive Officer of the Company.*

Exhibit Number	Description

(a)(5)	Stockholder written consent of Weider and TPG dated as of November 21, 2012.

(e)(1)	Agreement and Plan of Merger, dated as of November 21, 2012, by and among the Company, Ascot Acquisition Corp., Reckitt Benckiser LLC, and, for the limited purposes described therein Reckitt Benckiser Group plc (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2012).

(e)(2)	Confidentiality Agreement, dated as of November 16, 2012, by and between the Company and Reckitt Benckiser Group plc.

(e)(3)	Form of Amended and Restated Transaction Bonus Agreement by and between Schiff Nutrition International, Inc. and each of Tarang Amin, Scott Milsten and Jennifer Steeves-Kiss (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 27, 2012).

(e)(4)	Amended and Restated Agreement effective as of September 28, 2010 between Schiff Nutrition Group, Inc. and Joseph W. Baty (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2012 filed with the SEC on October 30, 2012).

(e)(5)	Form of Employment Agreement between Schiff Nutrition International, Inc. and each of Scott Milsten and Jennifer Steeves-Kiss (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2012 filed with the SEC on October 30, 2012).

(e)(6)	Employment Agreement effective March 7, 2011 between Schiff Nutrition International, Inc. and Tarang Amin (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 18, 2011).

(e)(7)	Form of Indemnification Agreement between Schiff Nutrition Group, Inc. and certain of its executives and directors (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 10, 2005).

(e)(8)	Indemnification Agreement between Schiff Nutrition Group, Inc. and Eric Weider (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended May 31, 2012 filed on August 14, 2012).

(e)(9)	Form of Indemnification Agreement between Schiff Nutrition Group, Inc. and each of William E. McGlashan, Jr. and Matthew T. Hobart (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the year ended May 31, 2012 filed on August 14, 2012).

(e)(10)	Form of Letter Agreement among Reckitt Benckiser LLC, Ascot Acquisition Corp. and certain of the directors and executive officers of the Company (incorporated by reference to Exhibit (d)(2)(v) to Amendment No. 1 to the Schedule TO of Purchaser filed with the SEC on November 21, 2012).

(e)(11)	Tender and Support Agreement, by and among Reckitt Benckiser LLC, Ascot Acquisition Corp. and TPG STAR SNI, L.P. (incorporated by reference to Exhibit (d)(2)(iv) to Amendment No. 1 to the Schedule TO of Purchaser filed with the SEC on November 21, 2012).

(e)(12)	Tender and Support Agreement, by and among Reckitt Benckiser LLC, Ascot Acquisition Corp. and Weider Health and Fitness (incorporated by reference to Exhibit (d)(2)(iii) to Amendment No. 1 to the Schedule TO of Purchaser filed with the SEC on November 21, 2012).

(e)(13)	Letter Agreement dated as of September 14, 2012 between the Company and Rothschild Inc.

*	Included in materials mailed to the Stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHIFF NUTRITION INTERNATIONAL, INC.

By:	/s/ Joseph W. Baty
	Name:	Joseph W. Baty
	Title:	Executive Vice President and Chief Financial Officer

Date: November 27, 2012

ANNEX I

SCHIFF NUTRITION INTERNATIONAL, INC.

2002 South 5070 West

Salt Lake City, Utah 84104

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about November 28, 2012 to holders of record of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Shares”), of Schiff Nutrition International, Inc., a Delaware corporation (sometimes referred to as the “Company,” “Schiff,” “we,” “us,” and “our”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Ascot Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Reckitt Benckiser LLC, a Delaware limited liability company (“Parent”) and an indirect wholly-owned subsidiary of Reckitt Benckiser Group plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), to purchase all of the outstanding Shares. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Company Board”, “Board of Directors” or “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of November 21, 2012, by and among Parent, Purchaser, the Company and, solely for the purposes of Section 6.17 thereof, Ultimate Parent (as such agreement may be amended, the “Merger Agreement”).

Purchaser commenced a cash tender offer on November 16, 2012 to purchase all of the outstanding Shares for consideration per share consisting of an amount net to the seller in cash equal to $42.00 (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2012 and amended and restated on November 27, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related amended and restated Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”), which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 11:59 PM, New York City time, on December 14, 2012. Unless extended, promptly after such time, if all conditions to the Offer have been satisfied or waived (to the extent permitted under the Merger Agreement), Purchaser will purchase each Share validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser, Parent and Ultimate Parent with the Securities and Exchange Commission (the “SEC”) on November 16, 2012, as amended by Amendment No. 1 to the Schedule TO on November 21, 2012, and as further amended by Amendment No. 2 to the Schedule TO and amended on November 27, 2012.

Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or written waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation and wholly owned subsidiary of Parent (the “Surviving Corporation”). In the event Parent, Purchaser and their respective affiliates acquire at least 90% of the outstanding shares of each class of Shares (the “Short Form Threshold”), including through exercise of the Top-Up Option (as defined under the heading “Top-Up” in Item 8 of the Schedule 14D-9), the Merger may be effected as a “short-form” merger under and in accordance with Section 253 of the General Corporation Law of the State of Delaware (“DGCL”) without a meeting or written consent of the stockholders of the Company to approve the adoption of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares held by stockholders who are entitled to demand and properly demand appraisal under Section 262 of the DGCL, shares held in the Company’s treasury or shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company) will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”).

The Merger Agreement provides that, upon the time at which Purchaser accepts, for the first time, for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance

Time”), the Purchaser is entitled to designate up to such number of directors (rounded up to the next whole number) on the Company Board as shall give it representation on the Company Board equal to the product of the total number of directors on the Company Board (after giving effect to the directors designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate voting power of Shares at such time beneficially owned by Parent, Purchaser and any of their affiliates bears to the total voting power of Shares then issued and outstanding.

In connection with the foregoing, the Company shall take all actions reasonably requested by Purchaser necessary to effect such designations, including by increasing the number of directors and obtaining resignations from incumbent directors. The Company will also take all actions necessary to cause individuals designated by Purchaser to constitute substantially the same percentage of members (rounded up to the next whole number) on each committee of the Company Board as such members represent of the Company Board (except for any committee established to take action with respect to the subject matter of the Merger Agreement), to the fullest extent permitted by applicable laws and orders and the NYSE Listed Company Manual. Notwithstanding the foregoing, until the Effective Time, the Company Board shall have at least three directors who were directors as of the date of the Merger Agreement (the “Continuing Directors”), each of whom shall be independent directors within the meaning of the NYSE rules and federal securities laws and regulations and at least one of whom shall be an “audit committee financial expert” within the meaning of the federal securities rules. If any Continuing Director is unable to serve, the remaining Continuing Directors shall be entitled to designate another person to fill such vacancy.

The Company shall, upon Purchaser’s request at any time following the Offer Acceptance Time, take all such actions necessary to (A) appoint to the Company Board the individuals designated by Purchaser, including, but not limited to, promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the bylaws of the Company if necessary so as to increase the size of the Company Board) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Company Board, and (B) cause Purchaser’s designees to be so appointed at such time. The Company shall, upon Purchaser’s request following the Offer Acceptance Time, also cause persons elected or designated by Purchaser to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of each committee of the Company Board to the extent permitted by applicable Laws and the NYSE Listed Company Manual.

If Purchaser’s designees constitute a majority of the Company Board after the Offer Acceptance Time and prior to the Effective Time, the approval of a majority of the Continuing Directors (or in the case where there are two or fewer Continuing Directors, the concurrence of all Continuing Directors) is required for the Company to: (i) amend, modify or terminate the Merger Agreement; (ii) extend the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement; (iii) exercise or waive any of the Company’s material rights, benefits or remedies under the Merger Agreement; (iv) amend the charter or bylaws of the Company subject to certain exceptions; or (v) take any other action under the Merger Agreement which would adversely affect (in a non-de minimis manner), or would reasonably be expected to adversely affect (in a non-de minimis manner), the holders of Shares (other than Parent, Purchaser or any of their affiliates); provided, such affirmative vote of a majority of the Continuing Directors shall not be required for the consummation of the Top-Up Option or the Merger in accordance with the Merger Agreement.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Parent, Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. As a result of Parent’s and Purchaser’s entry into the Tender and Support Agreements with Weider and TPG, and the D&O Agreements with certain directors and officers of the Company, in each case in connection with the Merger Agreement, Ultimate Parent, Parent and Purchaser may be deemed to have shared voting power and shared dispositive power with respect to the shares of Class A Common Stock beneficially owned by the counterparties to such agreements, subject to the conditions and limitations of such agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Ultimate Parent, Parent and Purchaser may be deemed to be the beneficial owners of such shares of Class A Common Stock. Ultimate Parent, Parent and Purchaser (i) are not entitled to any rights as a stockholder of Schiff as to the Shares covered by the such agreements, except as otherwise expressly provided in such agreements, and (ii) disclaim all beneficial ownership of such shares of Class A Common Stock.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than December 14, 2012 and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of November 26, 2012, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 399 Interpace Parkway, Parsippany, NJ 07054-0225.

Name	Country of Citizenship	Age	Present Principal Occupation or Employment and Employment History

John Brennan	Ireland	50	Mr. Brennan has been Vice President, Treasurer, and a Director of Purchaser since November 14, 2012. He has been a manager and the Regional Finance Director (North America) of Parent since February 1, 2012. Mr. Brennan joined Ultimate Parent on April 1, 2001 as Finance Director (Australia/New Zealand) and served in that capacity until July 5, 2009. From July 6, 2009 until November 30, 2009, Mr. Brennan was the Regional Finance Director (Northern Europe). From December 1, 2009 until January 1, 2012, Mr. Brennan was the Finance Director (Northern Europe).

Markus Hartman	United States	48

Mr. Hartmann has been Vice President and a Director of Purchaser since November 14, 2012. He has been a manager of Parent and the General Counsel (Europe and North America) of Ultimate Parent since January 1, 2012. Mr. Hartmann joined Ultimate Parent on April 14, 2009 as Legal Director and served in that capacity until December 31, 2011. Prior to joining Ultimate Parent, Mr. Hartmann served as the General Counsel of Aspen Dental Management, Inc. for two years. Mr. Hartmann has been General Counsel—Europe and North America of Ultimate Parent since January 1, 2012. He was Legal Director of Ultimate Parent from April 14, 2009 to January 1, 2012.

Frederic Larmuseau	Belgium	42	Mr. Larmuseau has been President and a Director of Purchaser since November 14, 2012. He has been a manager and the Senior Regional Director (North America) of Parent since December 15, 2011. Mr. Larmuseau joined Ultimate Parent on April 23, 2001 as Regional Marketing Director (East Asia) and served in that capacity until July 31, 2005. From August 1, 2005 until January 31, 2008, Mr. Larmuseau was the Global Category Director (Fabric). From February 1, 2008 until September 30, 2009 Mr. Larmuseau was the General Manager (Brazil). From October 1, 2009 until December 15, 2011, Mr. Larmuseau was the Senior Vice President Regional Director (Latin America).

William Mordan	United States	43	Mr. Mordan has been the Group General Counsel for Ultimate Parent since 2008. Prior to that, Mr. Mordan was the Legal Director of Ultimate Parent since 2003.

Elliott Penner	Canada	52	Mr. Penner has been Vice President and a Director of Purchaser since November 14, 2012. He has been a manager and President (Food Products Division) of Parent since January 1, 2000. Mr. Penner joined Parent on May 6, 1993 as Regional Senior Vice President and served in that capacity until December 31, 1999.

Elizabeth Richardson	Great Britain	55	Ms. Richardson has been the Chief Financial Officer and Group Secretary for Ultimate Parent since 2001.

Name	Country of Citizenship	Age	Present Principal Occupation or Employment and Employment History

Kelly Slavitt	United States	44	Ms. Slavitt is the Deputy General Counsel and Legal Director of Parent since July 2012. She was the Trademark and Business Counsel of Parent from March 2011 to July 2012, Corporate Counsel at The General Electric Company from 2008 to 2009 and Corporate Counsel at the ASPCA from 2004 to 2008.

Based on the present principal employment and employment history of the Potential Designees, which includes broad experience in the consumer products industry, corporate and commercial finance, accounting and legal, and the operation and management of global businesses, Purchaser believes each of the Potential Designees is qualified to serve on the Board.

GENERAL INFORMATION CONCERNING THE COMPANY

The Company’s authorized capital stock consists of (i) 50,000,000 shares of Class A Common Stock, (ii) 25,000,000 shares of Class B Common Stock, and (iii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on November 26, 2012, there were 21,858,086 shares of Class A Common Stock, including 201,690 Company Restricted Shares (as defined under the heading “Tender Offer” in Item 2 of the Schedule 14D-9), 7,486,574 shares of Class B Common Stock outstanding and no shares of Company Preferred Stock outstanding and entitled to vote. Additionally, 2,786,143 shares of Class A Common Stock were reserved for issuance pursuant to the exercise of outstanding Company Options (as defined below) and 272,101 shares of Class A Common Stock were reserved for issuance pursuant to outstanding Company RSUs (as defined below). Each Share of Class A Common A Common Stock entitles its record holder to one vote and each Share of Class B Common Stock entitles its record holder to ten votes on all matters submitted to a vote of the Company’s stockholders.

As a result of Parent’s and Purchaser’s entry into the Tender and Support Agreements with Weider and TPG, and the D&O Agreements with certain directors and officers of the Company, in each case in connection with the Merger Agreement, Ultimate Parent, Parent and Purchaser may be deemed to have shared voting power and shared dispositive power with respect to the Shares beneficially owned by the counterparties to such agreements, subject to the conditions and limitations of such agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Ultimate Parent, Parent and Purchaser may be deemed to be the beneficial owners of such Shares. Ultimate Parent, Parent and Purchaser (i) are not entitled to any rights as a stockholder of Schiff as to the Shares covered by the such agreements, except as otherwise expressly provided in such agreements, and (ii) disclaim all beneficial ownership of such Shares.

The foregoing description of the Support Agreements and the D&O Agreements is qualified in its entirety by reference to the forms of Support Agreement and D&O Agreement, which include certain other obligations, conditions and restrictions and are filed as Exhibits (e)(10), (e)(11) and (e)(12) to the Schedule 14D-9 and are incorporated herein by reference.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on November 26, 2012:

Name	Age	Position with the Company
Eric Weider	49	Chairman of the Board
George F. Lengvari	70	Vice Chairman of the Board
Tarang P. Amin	47	President, Chief Executive Officer and Director
Ronald L. Corey (1) (2)	73	Director
Matthew T. Hobart	42	Director
Michael Hyatt (2)	67	Director
Eugene B. Jones (1)	64	Director
Roger H. Kimmel	66	Director
William E. McGlashan, Jr. (2)	49	Director
Brian T. Swette	58	Director
Richard G. Wolford (1)	68	Director
Richard F. Baruch Jr.	45	Senior Vice President – Chief Commercial Officer
Joseph W. Baty	56	Executive Vice President and Chief Financial Officer
Jonathan T. Fieldman	43	Senior Vice President – Operations
Scott K. Milsten	43	Senior Vice President – General Counsel and Corporate Secretary
Jennifer Steeves-Kiss	40	Senior Vice President – Chief Marketing Officer

(1)	Member of the Audit Committee of the Board of Directors.
(2)	Member of the Compensation Committee of the Board of Directors.

Board of Directors and Executive Officers

Set forth below are descriptions of the backgrounds of our directors and executive officers. The Board believes that each of the Company’s directors is qualified to serve as a member of the Board based on, among other things, the individual experience, skills and attributes described below.

Eric Weider has been a director since June 1989 and Chairman of the Board since August 1996. Since 1997, Mr. Weider has been President and Chief Executive Officer of Weider Health and Fitness, a control stockholder of the Company. Mr. Weider also serves as Chairman of the board of directors of Weider Health and Fitness. Mr. Weider is President of the Joe Weider Foundation and is a director of Hillsdale Investment Management, Inc., an investment management company based in Toronto, Canada. Mr. Weider has significant knowledge of the nutrition, vitamin and supplement industry and strong corporate leadership experience. In addition, Mr. Weider’s familiarity with our operations and history provides him with the perspective needed to contribute to effective Board deliberations.

George F. Lengvari has been a director since August 1996 and serves as Vice Chairman of the Board. Mr. Lengvari was Vice Chairman of the board of directors of Weider Health and Fitness until August 2009. Mr. Lengvari also served as an executive officer of Weider Health and Fitness from June 1995 through December 2004. Prior to joining Weider Health and Fitness, Mr. Lengvari was a partner for 22 years in the law firm Lengvari Braman and was of counsel to the law firm LaPointe Rosenstein until June 2010. Mr. Lengvari has served since 2007 as a director of The Dundee Merchant Bank, a wholly owned subsidiary of Dundee Corporation, a Canadian Public Asset Management Company. Mr. Lengvari brings valuable legal expertise coupled with board and business experience in the nutraceutical industry and trademark licensing to the Board. Mr. Lengvari also provides extensive knowledge of the Company’s business, history and culture.

Tarang P. Amin has served as our President, Chief Executive Officer and a director of the Company since March 2011. Previously, Mr. Amin worked for The Clorox Company from December 2002 to March 2011. He served as Vice President–General Manager of the Food and Charcoal Strategic Business Units of Clorox from May 2008 to February 2011 and added the Litter Strategic Business Unit to his responsibilities in January 2009. Mr. Amin initially joined Clorox in 2003 as Vice President–Marketing, Home Care, assumed responsibility for Laundry marketing in 2004 and was subsequently appointed to the Clorox Leadership Committee in 2006. From 1991 to 2003, Mr. Amin served in various capacities at The Procter & Gamble Company, including as Marketing Director – North America Family Care from 1999 to 2003. Mr. Amin earned his B.A. and M.B.A. from Duke University. Mr. Amin brings executive leadership skills and considerable experience in consumer products and brand management to the Board.

Ronald L. Corey has been a director since August 1996. Since 1999, Mr. Corey has been a consultant to various corporations, most recently to Synchro Sports in connection with the Professional Golf Association Champions Tour event in Montreal commencing in 2010. Mr. Corey served as President of the Club de Hockey Canadien Inc. (the Montreal Canadiens) and the Molson Center Inc. from 1982 through July 1999. In addition, between 1985 and 1989, Mr. Corey held the position of Chairman of the Board and director of the Montreal Port Corporation, an agency which maintains and leases infrastructures to private stevedoring companies. Mr. Corey’s significant executive experience, including his familiarity with consumer marketing, enables him to contribute a fresh perspective to Board deliberations.

Matthew T. Hobart has been a director since October 2010. Mr. Hobart has been a Managing Director of TPG Growth, LLC, the middle market and growth equity platform of TPG, a global private investment firm, since August 2004. Mr. Hobart has served or serves as a board member or observer for many of TPG’s private portfolio companies. Mr. Hobart holds a B.A. in economics from Miami University and an M.B.A. from the Stanford University Graduate School of Business. Mr. Hobart brings significant strategic knowledge and experience to the Board.

Michael Hyatt has been a director since April 2009 and serves as the Chairman of the Compensation Committee. Mr. Hyatt has been a Senior Advisor at Irving Place Capital (formerly Bear Stearns Merchant Bank), an institutional private equity firm focused on making equity investments in middle-market companies, since October 2008. Prior to that, he was a Senior Managing Director of Investment Banking at Bear Stearns & Co., Inc., having joined in 1980. Mr. Hyatt has served on the board of directors of Endo Pharmaceutical Holdings, Inc., a NASDAQ-listed company engaged in the development and sale of pharmaceutical products, since July 2000, and currently serves on its nominating and governance committee and as Chair of its transactions committee. Mr. Hyatt holds a B.A. from Syracuse University, where he was a member of the Phi Kappa Alpha honor society, and a J.D. from Emory University Law School. Through Mr. Hyatt’s experiences as a senior investment professional, manager and advisor, he has gained expertise in evaluating business strategies, conducting financial analysis and analyzing companies’ future prospects. His experience makes him a skilled advisor who provides critical insight into financial matters.

Eugene B. Jones has been a director since April 2009 and serves as the Chairman of the Audit Committee. From January 2010 to August 2012, Mr. Jones served as a director of World Heart Corporation, a NASDAQ-listed company that develops ventricular assist devices. Mr. Jones serves on the board of the Bank of Utah, a privately held company. From April 2004 through January 2007, Mr. Jones was Chief Financial Officer of Amedica Corporation, an early stage company seeking to develop ceramic orthopedic implants for spinal and reconstructive joint applications. Mr. Jones began working for KPMG LLP, an audit, tax and advisory services firm, in 1973, was elected to partnership in 1984, and retired in 2002. Mr. Jones is a certified public accountant. Mr. Jones’ corporate governance experience on the boards of private companies and his knowledge of finance and accounting position him to make an effective contribution to the Board’s understanding of the Company’s financial statements and business model. In particular, Mr. Jones contributes valued financial expertise to our Audit Committee.

Roger H. Kimmel has been a director since August 1996. Mr. Kimmel has been Vice Chairman of Rothschild, Inc., an investment banking firm, since January 2001. Mr. Kimmel was a director of Weider Health and Fitness until August 2009. Mr. Kimmel is also Chairman of the board of directors of Endo Pharmaceutical Holdings, Inc., a NASDAQ-listed company engaged in the development and sale of pharmaceutical products, and is Chairman of Endo’s nominating and governance committee and a member of Endo’s audit committee and transactions committee. Mr. Kimmel is also a director of PG&E Corporation, a NYSE-listed utility company, and member of PG&E’s finance committee and public policy committee. Mr. Kimmel also has been Chairman of the board of trustees of the University of Virginia Law School Foundation (not-for-profit) since January 2009. Mr. Kimmel brings business, finance, and legal skills, as well as leadership and problem-solving skills developed as an executive and a director of, and legal counsel to, large public companies. His specific expertise includes corporate transactions, finance, investment banking, international business, corporate governance and legal matters. Mr. Kimmel also brings knowledge of the Company’s business, history and culture to the Board.

William E. McGlashan, Jr. has been a director since October 2010. Mr. McGlashan served as a director of SuccessFactors, Inc., a NASDAQ-listed company, from September 2005 to February 2012. Since April 2004, Mr. McGlashan has been a Partner and Managing Director of TPG Growth, LLC, the middle market and growth equity platform of TPG, a global private investment firm. From December 2001 to March 2004, Mr. McGlashan served as Chairman of the board of directors and Chief Executive Officer of Critical Path, Inc., a digital communications software company. Mr. McGlashan currently serves on the boards of directors of several private companies. Mr. McGlashan holds a B.A. in history from Yale University and an M.B.A. from Stanford University Graduate School of Business. Mr. McGlashan brings significant corporate governance experience to the Board and provides valued advice regarding our operational strategies.

Brian T. Swette has been a director since November 2011. Mr. Swette has served as a member of the board of directors of Jamba, Inc., the parent company of Jamba Juice Company, a retailer of beverage and food offerings, since November 2006. Mr. Swette is also a board member of, and investor in, The FRS Company, Care.com, Inc. and Shutterfly, Inc. Mr. Swette was also a director of Burger King Holdings, Inc. from 2002 until 2010, serving as chairman from 2004 until 2008. Mr. Swette served in several capacities at eBay Inc. from 1998 through 2002, including Chief Operating Officer and Vice President of Marketing. Prior to eBay Inc., Mr. Swette was Executive Vice President and Chief Marketing Officer of Pepsi-Cola. Prior to Pepsi-Cola, Mr. Swette spent four years as a Brand Manager at The Procter & Gamble Company. Mr. Swette is a trustee of Arizona State University, Endeavor.org and The Global Institute of Sustainability. Mr. Swette brings to the Board significant public company management, packaged goods and e-commerce experience.

Richard G. Wolford has been a director since September 2011. Mr. Wolford served as interim President and Chief Executive Officer of Diamond Foods, Inc. from February 2012 until May 2012. Mr. Wolford served as Chief Executive Officer and a director of Del Monte Foods Company from April 1997 until March 2011. He was elected President of Del Monte in February 1998 and Chairman of the board of directors in May 2000. From 1967 to 1987, he held a variety of positions at Dole Foods, including President of Dole Packaged Foods from 1982 to 1987. From 1988 to 1996, Mr. Wolford was Chief Executive Officer of HK Acquisition Corp. where he developed food industry investments with venture capital investors. Mr. Wolford has been a member of the board of directors of Diamond Foods, Inc. since April 2011. Mr. Wolford served as a member of the board of directors of Pulte Homes, Inc. from May 2008 to August 2009. Mr. Wolford brings to the Board extensive public company management, reporting and finance, and corporate governance experience, as well as deep knowledge of the consumer products industry.

Richard F. Baruch, Jr. has served as Senior Vice President – Chief Commercial Officer since July 2012. From December 2010 to June 2012, he was Vice President – Category Advisory Services at Coca-Cola Refreshments. From January 2009 to December 2012, Mr. Baruch was President and Chief Operating Officer of Cotn’Wash, Inc. Prior to that, Mr. Baruch spent fourteen years at The Clorox Company in a number of leadership roles, with the most recent being Vice President and General Manager of the Home Care business. He began his career at Procter & Gamble in various sales management roles. Mr. Baruch holds a B.A. in English from the University of Pennsylvania.

Joseph W. Baty has served as Executive Vice President and Chief Financial Officer since November 1999. From January 1997 to October 1999, Mr. Baty served as Senior Vice President-Finance. Prior to joining us, Mr. Baty was a certified public accountant and partner at KPMG LLP, which he joined in 1984.

Jonathan T. Fieldman has served as Senior Vice President – Operations since May 2011. Prior to joining us, Mr. Fieldman was Vice President, Specialty Supply Chain for The Clorox Company from May 2007 to May 2011 and prior to that held several roles within Supply Chain for Clorox, including Planning Director, Sourcing Director and Plant Manager. Prior to joining Clorox, Mr. Fieldman worked for General Mills for eight years in a variety of manufacturing roles. Mr. Fieldman holds a B.S. in Industrial Engineering and Engineering Management from Stanford University.

Scott K. Milsten has served as Senior Vice President – General Counsel and Corporate Secretary since July 2011. Mr. Milsten was Senior Vice President, General Counsel and Corporate Secretary of Celera Corporation, a healthcare diagnostics company, from August 2009 until Celera’s sale to Quest Diagnostics in June 2011, and Vice President, General Counsel and Corporate Secretary of Celera from November 2008 to August 2009. Prior to joining Celera, Mr. Milsten was Deputy General Counsel for Gen-Probe Incorporated from May 2005 to October 2008. Prior to joining Gen-Probe, he practiced corporate law with the law firm of Latham & Watkins LLP. Mr. Milsten holds a J.D. from the University of Pennsylvania Law School and a B.A. in English from Duke University.

Jennifer Steeves-Kiss has served as Senior Vice President – Chief Marketing Officer since July 2011. Previously, from May 1994 to June 2011, Ms. Steeves-Kiss held various roles with The Procter & Gamble Company, including Global Marketing Director. Ms. Steeves-Kiss started her career with P&G Canada and holds a B.A. from Queen’s University, Kingston, Ontario.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

INFORMATION REGARDING THE BOARD OF DIRECTORS

AND CORPORATE GOVERNANCE

Our business is managed under the direction of our Board. To assist in carrying out the Board’s responsibilities, our Board has established a standing Executive Committee, Audit Committee and Compensation Committee. We do not have a standing nominating committee. During fiscal 2012, our Board held six meetings. Each director attended at least 75 percent of the total number of meetings of our Board held during fiscal 2012 and the total number of meetings held during fiscal 2012 by all committees of our Board on which that director served. Although we do not have a policy with regard to Board members’ attendance at our Annual Meetings of Stockholders, all of the directors are encouraged to attend such meetings. Eight of our ten then-current directors were present at our 2011 Annual Meeting of Stockholders.

Controlled Company Exemption Election; Independent Directors

We have determined that due to the beneficial ownership by Weider of greater than 50 percent of the shares of the Company’s stock outstanding and entitled to vote (approximately 85.14% percent as of the date of this Information Statement), we are a “controlled company” as defined in the New York Stock Exchange (“NYSE”) listing standards. As such, we have elected to be exempted from the NYSE requirements that the Board have a majority of independent directors and that we have a separate nominating/corporate governance committee composed entirely of independent directors.

The Board has determined that none of the following directors is independent as defined by the NYSE listing standards:

•	Mr. Weider, based on his relationship with Weider;

•	Mr. Amin, based on his position as our President and Chief Executive Officer;

•	Mr. Kimmel, based on his historical service on the board of directors of Weider; and

•

Mr. Lengvari, based on his relationship with Mariz Gestao E Investimentos Limitada, which is owned by a trust of which Mr. Lengvari’s family members are beneficiaries and with whom we and Weider have intellectual property licensing agreements, and also based on his historical service on the board of directors of Weider Health and Fitness.

The Board has determined that each other member of our Board is independent as defined by the NYSE listing standards.

TPG Transaction

On October 14, 2010, Weider sold 7,486,574 shares of Class A Common Stock to TPG (such transaction, the “Sale”) for $48,836,167, which shares of Class A Common Stock were converted from shares of Class B Common Stock held by Weider prior to the Sale. In connection with the Sale, Weider and TPG entered into a Stockholders Agreement (the “Stockholders Agreement”), pursuant to which, among other things, Weider agreed to vote all shares of our capital stock it beneficially owns in favor of, or to approve, and use its reasonable best efforts to cause us to initially include, two directors designated by TPG to serve on our Board. Messrs. Hobart and McGlashan have been designated by TPG to serve on the Board. The number of directors designated by TPG may change over time depending on the amount of our shares owned by TPG. Weider also agreed to vote all shares of our capital stock it beneficially owns against, or to otherwise disapprove, and to use its reasonable best efforts to cause us not to engage in a variety of corporate actions without the prior written consent of TPG, and, under certain circumstances, to vote for or otherwise approve certain other corporate actions. Rothschild, Inc. acted as a financial advisor to, and received a fee from, Weider in connection with the Sale. Roger Kimmel, one of our directors, serves as Vice Chairman of Rothschild. You can find additional detail about the Sale in the Current Report on Form 8-K we filed with the SEC on October 15, 2010.

Board Leadership Structure

Mr. Weider is the Chairman of our Board and Mr. Amin is our President, Chief Executive Officer and a director. The Board has not adopted a specific policy on whether the same person should serve as both the Chief Executive Officer and Chairman of the Board or, if the roles are separate, whether the Chairman should be selected from the non-employee directors or should be an employee. The Board believes it is appropriate to retain the discretion and flexibility to make these determinations from time to time as needed to provide appropriate leadership for the Company.

At this time, we believe the most appropriate Board leadership structure for our Company is to separate the roles of the Chief Executive Officer and Chairman of the Board as a result of the differences between the two roles. Our Chief Executive Officer is responsible for the day-to-day leadership and performance of the Company, while the Chairman of the Board provides strategic guidance to the Chief Executive Officer and sets the agenda for Board meetings and presides over meetings of the full Board. Although the Board has determined that Mr. Weider is not independent under NYSE listing standards, the Board believes the experience, leadership and vision he provides as Chairman of the Board are essential to the short- and long-term success of the Company.

Board Role in Risk Oversight

Our Board oversees the risk management process, while executive management oversees and manages risk on a daily basis. Executive management provides regular reports to our Board on areas of material risk to the

Company, including operational, financial, legal, regulatory and strategic risks. While our Board is ultimately responsible for risk oversight, each of the Board committees assists in fulfilling these oversight responsibilities. The Audit Committee oversees management of financial risks by identifying key areas of risk for the Company. The Audit Committee also discusses with management the Company’s policies with respect to risk assessment and risk management and the Company’s significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. The Compensation Committee is responsible for overseeing the management of risks relating to the compensation of executives and employees. Our Executive Committee oversees the overall strategic plan of the Company and assesses short- and long-term strategic goals and challenges. To facilitate our Board’s oversight of our risk management process, the chairperson of the relevant Board committee reports on its discussions to the full Board at its regular meetings, thereby enabling the Board and its committees to coordinate the risk oversight role and keep informed of any developments impacting the Company’s risk profile.

Audit Committee

The current members of the Audit Committee are Messrs. Jones, Corey and Wolford. Mr. Wolford joined the Board and Audit Committee on September 7, 2011. During fiscal 2012, Mr. Brian P. McDermott served as a member of the Audit Committee from June 1, 2011 until October 26, 2011, the date his term as director ended.

Mr. Jones serves as the Chairman of the Audit Committee. During fiscal 2012, the Audit Committee held nine meetings. The Audit Committee operates pursuant to a written charter, a copy of which is available on our website at www.schiffnutrition.com.

The Audit Committee’s responsibilities include:

•	appointment, compensation, retention and oversight of the independent auditors;

•	consulting with the independent auditors with regard to the plan and scope of audit;

•	reviewing, in consultation with the independent auditors, the report of audit or proposed report of audit and the accompanying management letter, if any;

•	reviewing the impact of new or proposed changes in accounting principles or regulatory requirements;

•	consulting with the independent auditors with regard to the adequacy of internal controls and, as appropriate, consulting with management regarding the same;

•	pre-approval of audit and non-audit services performed and fees charged, and review of the possible effect of the performance of such services on the auditor’s independence;

•	reviewing and approving related party transactions; and

•	such other responsibilities set forth in the Audit Committee Charter or as directed by our Board from time to time.

Our Board has determined that each member of the Audit Committee is independent and financially literate, as those terms are defined in the NYSE listing standards, and is independent, as such term is defined under SEC rules. Our Board has also determined that Mr. Jones, current Chairman of the Audit Committee, in addition to being independent, qualifies as an audit committee financial expert as defined in SEC rules. See the section entitled “Board of Directors and Executive Officers” above for a description of the relevant experience of these directors.

Compensation Committee

The current members of the Compensation Committee are Messrs. Hyatt, Corey and McGlashan. During fiscal 2012, Mr. McDermott served as a member of the Compensation Committee from June 1, 2011 until

October 26, 2011, the date his term as director ended. Our Board has determined that each member of the Compensation Committee is independent, as that term is defined in the NYSE listing standards.

Mr. Hyatt serves as the Chairman of the Compensation Committee. During fiscal 2012, the Compensation Committee held six meetings. The Compensation Committee operates pursuant to a written charter, a copy of which is available on our website at www.schiffnutrition.com.

The Compensation Committee’s responsibilities include:

•

reviewing and approving corporate goals and objectives relevant to our Chief Executive Officer’s compensation, and evaluating our Chief Executive Officer’s performance in light of those goals and objectives;

•	establishing and reviewing the compensation, including equity awards, bonuses and all other forms of compensation for our executive officers and such other officers as directed by our Board;

•	reviewing general compensation policies, programs and guidelines for our employees and the criteria by which bonuses to our employees are determined;

•	reviewing and approving all employment, severance and change in control arrangements with our executive officers;

•	acting as Administrator of our equity award plans; and

•	such other responsibilities as set forth in the Compensation Committee Charter or as directed by our Board from time to time.

Our Chief Executive Officer annually reviews the performance of each executive officer and other members of senior management (other than the Chief Executive Officer, whose performance is reviewed by the Compensation Committee) and makes recommendations regarding the base salary and other compensation payable to these officers. The Compensation Committee considers those recommendations in determining base salaries, adjustments to base salaries, annual cash bonus program targets and awards and equity awards, if any, for the executive officers and other members of senior management. The Compensation Committee generally exercises its discretion in modifying any recommended adjustments or awards to executives. The Compensation Committee has the authority to retain consultants and advisors as it may deem appropriate in its sole discretion, and has the sole authority to approve related fees and other retention terms. The Compensation Committee engages the services of an independent compensation consulting firm from time to time to advise the Compensation Committee with respect to our overall executive and senior management compensation programs, including market comparisons and long-term incentive programs.

Nominating Committee Functions

As set forth in the NYSE listing standards, we are not required to have a nominating committee because we are a “controlled company.” See “Controlled Company Exemption Election; Independent Directors” above. Because of this exemption, and because our Board believes that it is more appropriate for all of our directors to be involved in the process of nominating persons for election as directors, our Board does not have a nominating committee. Accordingly, our Board as a whole performs the functions of a nominating committee and is responsible for reviewing the requisite skills and characteristics of our directors. Our Board will consider candidates for nomination as a director recommended by stockholders, current directors, officers, third-party search firms and other sources. Our Board considers stockholder recommendations for candidates in the same manner as those received from others.

For new candidates, our Board generally polls the directors and members of management for their recommendations. Our Board may engage a third-party search firm to identify candidates in those situations where particular qualifications are required or where existing contacts are not sufficient to identify an appropriate candidate. Our Board reviews the qualifications, experience and background of all candidates. Final candidates are typically interviewed by both Board members and executive management.

Our Corporate Governance Guidelines state that members of the Board should possess the highest personal and professional ethics, integrity and values, and be committed to serving the long-term interests of the Company’s stockholders. In identifying nominees, the Board also takes into consideration all other factors it considers appropriate with the goal of having a Board with backgrounds, skills and experience in business, finance and other areas relevant to the Company’s operations. The Board does not have a policy for considering diversity in identifying director nominees, but generally seeks to have a Board consisting of members that have relevant industry background, experience serving on the boards of large companies (whether public or private) or unique perspective from managing companies in other industries with qualities similar to our business, or any combination of the foregoing attributes.

Consideration of Stockholder Nominees for Director

Our Board will consider stockholder suggestions for nominees for directorship. In order for our Board to consider a stockholder nominee, the stockholder must submit a detailed resume of the candidate and an explanation of the reasons why the stockholder believes the candidate is qualified for service on our Board. The stockholder must also provide such other information about the candidate that would be required by the SEC rules to be included in a proxy statement. In addition, the stockholder must include the consent of the candidate and describe any relationships, arrangements or undertakings between the stockholder and the candidate regarding the nomination or otherwise. The stockholder must submit proof of Company stockholdings. All communications should be submitted in writing to Schiff Nutrition International, Inc., Attention: Corporate Secretary, 2002 South 5070 West, Salt Lake City, Utah 84104. Recommendations received after 120 days prior to the date of mailing of this year’s proxy statement (or May 28, 2013) will likely not be considered timely for consideration at next year’s Annual Meeting of Stockholders.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics for our directors, officers and employees. The Code of Business Conduct and Ethics is available on our website at www.schiffnutrition.com. Any amendment or waiver of our Code of Business Conduct and Ethics relating to any of our directors or officers will be disclosed on our website. In the case of a waiver, the nature of the waiver, the name of the person to whom the waiver was granted, and the date of the waiver will also be disclosed.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that cover areas such as director qualifications and responsibilities, management succession and Board committees. A copy of the Corporate Governance Guidelines is available on our website at www.schiffnutrition.com.

Communications with our Board of Directors

Interested persons, including our stockholders, who wish to communicate with our Board or any individual director may write to them c/o Schiff Nutrition International, Inc., Attention: Corporate Secretary, 2002 South 5070 West, Salt Lake City, Utah 84104. Depending on the subject matter, our Corporate Secretary will: (i) forward the communication to the director or directors to whom it is addressed; (ii) attempt to handle the inquiry directly, for example when the request is for information about the Company or is a stock-related matter; or (iii) not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded to the director or directors to whom they were addressed, and makes those communications available to our Board upon request.

Executive Sessions of Non-Management Directors

Our non-management directors regularly meet in executive sessions of the Board in which our management director and other members of management do not participate. These non-management sessions are generally scheduled on the same day as regularly scheduled quarterly meetings of our Board. The presiding director rotates based on pre-established agreement among the non-management directors. In addition, our independent directors meet in executive session at least once per year.

Compensation Committee Interlocks and Insider Participation

The individuals who served as members of the Compensation Committee during fiscal 2012 were Messrs. Hyatt, Corey, McDermott and McGlashan, each of whom was determined by the Board to be independent, as that term is defined in the NYSE listing standards. No member of our Compensation Committee served at any time during fiscal 2012 as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our Board or Compensation Committee.

Compensation of Directors

Directors who are also employees receive no compensation for serving on our Board. In accordance with the Stockholders Agreement, for so long as Mr. Weider does not receive any compensation for his service on our Board, neither Mr. Hobart nor Mr. McGlashan will receive compensation for their service on our Board. Accordingly, Messrs. Weider, Hobart and McGlashan do not receive any compensation for their services as directors.

Cash Fees. In fiscal 2012, except as noted above with respect to Messrs. Weider, Hobart and McGlashan, non-employee directors received an annual fee of $25,000. A director may elect to receive the annual fee in restricted stock or restricted stock units, vesting in four equal installments on the last day of each fiscal quarter, in lieu of cash. In addition to the annual fee, each non-employee director received $2,000 for each Board meeting attended, $1,500 for each Audit Committee meeting attended and $1,000 for each Compensation Committee meeting attended. In fiscal 2012, the Chairman of the Audit Committee received an additional annual fee of $12,000, and the Chairman of the Compensation Committee received an additional annual fee of $8,000.

Annual and Initial Director Awards. Each non-employee director is entitled to receive, upon initial appointment or election to the Board, an initial award of restricted stock or restricted stock units with a fair market value on the grant date of $40,000, and an annual award, on the date of each Annual Meeting of Stockholders occurring at least nine months after the initial appointment or election, of restricted stock or restricted stock units with a fair market value on the grant date of $50,000 (in each case, subject to adjustment from time to time by the Board). These shares of restricted stock and restricted stock units vest in substantially equal annual installments over a period of three years from the grant date, subject to continued service on the Board.

Three-Year Service Awards. On the first day of a director’s three-year service period, the director is granted restricted stock or restricted stock units with a fair market value on the grant date of $60,000 (subject to adjustment from time to time by the Board). These shares of restricted stock and restricted stock units vest in one installment on the third anniversary of the grant date, subject to the director’s continued service on the Board during such three years.

The table below summarizes the cash and equity compensation received by our non-employee directors who served for all or a portion of the fiscal year ended May 31, 2012. We do not offer our non-employee directors any perquisites or other forms of compensation. We do, however, reimburse all directors for their reasonable expenses incurred in connection with their activities as directors.

Director Compensation Table

Name	Fees Earned or Paid in Cash(1)	Stock Awards (2)(3)	Total
Eric Weider	$—	$—	$—
George F. Lengvari	$37,000	$50,000	$87,000
Ronald L. Corey	$57,000	$50,000	$107,000
Matthew T. Hobart	$—	$—	$—
Michael Hyatt	$53,000	$110,000	$163,000
Eugene B. Jones	$60,500	$110,000	$170,500
Roger H. Kimmel	$37,000	$50,000	$87,000
Brian P. McDermott*	$28,000	$—	$28,000
William E. McGlashan, Jr.	$—	$—	$—
Brian T. Swette**	$20,500	$100,000	$120,500
Richard G. Wolford***	$34,250	$100,000	$134,250

*	During fiscal 2012, Mr. McDermott served as a director from June 1, 2011 until October 26, 2011, the date his term as a director ended.
**	Mr. Swette joined the Board on November 29, 2011.
***	Mr. Wolford joined the Board on September 7, 2011.
(1)	Mr. Lengvari elected to receive his annual fee for fiscal 2012 in restricted stock. Accordingly, on June 1, 2011, Mr. Lengvari received 2,579 shares of restricted stock, with an aggregate fair market value of $25,000 based on the $9.69 closing price of our Class A common stock on the NYSE on the day preceding the grant date.
(2)	Represents the grant date fair value of the shares of restricted stock or restricted stock units (each of which represents the right to receive one share of our Class A common stock) granted in fiscal 2012, excluding the effect of forfeitures. The grant date fair value of these awards equals the closing price of our Class A common stock on the NYSE on the day preceding the grant date.
(3)	The table below shows the aggregate number of stock option awards (exercisable and unexercisable), unvested restricted stock and vested and unvested restricted stock units outstanding for each director (excluding our Chief Executive Officer) as of May 31, 2012. See the “Stock Ownership of Beneficial Owners, Directors and Management” table for information about the holdings of the current directors.

Outstanding Equity Awards at Fiscal 2012 Year-End

Name	Option Awards	Stock Awards
Eric Weider	—	—
George F. Lengvari	—	17,083
Ronald L. Corey	40,000	62,516
Matthew T. Hobart	—	—
Michael Hyatt	—	12,389
Eugene B. Jones	—	12,389
Roger H. Kimmel	27,500	63,802
Brian P. McDermott(a)	—	34,150
William E. McGlashan, Jr.	—	—
Brian T. Swette	—	9,813
Richard G. Wolford	—	12,159

(a)	Mr. McDermott did not stand for re-election at our 2011 Annual Meeting of Stockholders on October 26, 2011. Mr. McDermott previously deferred receipt of vested restricted stock units for 34,150 shares of our Class A common stock until January 1, 2017.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than 10 percent of our Class A common stock to file initial reports of ownership and changes in ownership of our Class A common stock with the SEC. These persons and entities are also required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. We believe, based solely on our review of the copies of such forms and other written representations to us, that during the fiscal year ended May 31, 2012, all reporting persons complied with all applicable Section 16(a) filing requirements, except for Messrs. Baty, Hyatt, Jones and Lengvari, who each filed one late Form 4 due to administrative error by the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary – 2012

Three of our named executive officers were hired during fiscal 2012 and their fiscal 2012 compensation was set based on individual negotiations, but within guidelines established by the Compensation Committee in consultation with Mr. Amin. These guidelines were designed to provide each Senior Vice President with an estimated amount of total compensation consisting of base salary, annual incentives and a long-term equity award that vests over a five-year period. In addition, to induce these individuals to join the Company, we paid each of them a separately negotiated signing bonus.

For fiscal 2012, our management annual performance-based cash bonus program was based 100 percent on the Company’s performance against target pre-management incentive cost income from continuing operations before income taxes (“IBT”), subject to adjustments discussed below. For fiscal 2012, the financial performance against target IBT was approximately 180.3 percent (based on IBT of approximately $40.1 million), resulting in annual cash bonuses for our named executive officers equal to 180.3 percent of their target bonus.

All long-term equity awards took the form of stock options in fiscal 2012. In addition to the initial awards granted to the newly-hired executive officers, we granted a stock option to our Chief Financial Officer in order to align his compensation package with other executive officers, excluding Mr. Amin. Mr. Amin received no equity awards in fiscal 2012, as he received equity awards in connection with his hiring in fiscal 2011, which vest over a period of five years.

Introduction

Our “named executive officers” for fiscal 2012 are:

•	Tarang P. Amin, President, Chief Executive Officer and Director;

•	Joseph W. Baty, Executive Vice President and Chief Financial Officer;

•	Shane Durkee, former Senior Vice President – Research and Development;[1]

•	Scott K. Milsten, Senior Vice President – General Counsel and Corporate Secretary; and

•	Jennifer Steeves-Kiss, Senior Vice President – Chief Marketing Officer.

[1]	Mr. Durkee resigned from the Company and his position as Senior Vice President – Research and Development, effective August 31, 2012.

Executive Compensation Philosophy and Objectives

The Company’s executive compensation philosophy is to provide an executive compensation program that enables us to attract, motivate and retain high caliber executive officers, who demonstrate the highest levels of ability and talent and will provide leadership for achievement of the Company’s short-term and long-term objectives. In addition, we desire to have consistent compensation opportunities for employees with similar levels of responsibilities and ability to impact our business.

The overall objectives of our executive compensation program are to:

•

motivate our executive officers by aligning pay and performance and subjecting a significant portion of our executive officers’ cash compensation to the achievement of pre-established short-term corporate financial performance objectives;

•	create value in the Company and align the interests of our stockholders and executives by providing long-term equity incentive awards; and

•	ensure that our executive officers serve the best interests of our stockholders in the event of a proposed change in control transaction without concern regarding their personal financial security.

Each element of our executive compensation program is designed to satisfy one or more of these compensation objectives, and each element is an integral part of and supports our overall compensation objectives.

Determination of Compensation

Role of the Compensation Committee. The Compensation Committee determines all compensation for the named executive officers. The Compensation Committee regularly reviews the alignment of our executive compensation program with the objectives of our business and the interests of our stockholders. Based on this review, the Compensation Committee approves the compensation of the named executive officers, including, without limitation, base salary, annual cash bonus program awards, long-term incentive awards and certain severance and change in control benefits.

The Compensation Committee believes that input from compensation consultants and the Chief Executive Officer, as well as the Compensation Committee’s own individual experiences and judgment must be combined to arrive at an optimal combination of executive compensation program components and to ensure proper alignment of philosophy and objectives.

Role of Compensation Consultant. From time to time, the Compensation Committee retains the services of independent compensation consulting firms to advise the Compensation Committee with respect to our executive compensation programs. For fiscal 2012, the Compensation Committee engaged Exequity, an independent compensation consulting firm, to provide recommendations on total compensation, including cash and equity, for the named executive officers. The Compensation Committee considered Exequity’s recommendations, which were based on survey data including companies that, among other things, are within our industry and have similar revenue, number of employees and scope of operations, when setting the compensation for our named executive officers.

Role of Chief Executive Officer. Our Chief Executive Officer annually reviews the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed by the Compensation Committee). The Compensation Committee considers those recommendations in determining base salaries, adjustments to base salaries, annual cash bonus program targets and awards, and equity and performance awards for the named executive officers. The Compensation Committee generally exercises its discretion in modifying any recommended awards or adjustments to compensation for the named executive officers. Management also makes presentations to the Compensation Committee regarding the proposed annual cash bonus program structure and performance goals in comparison to the fiscal budget and anticipated costs and other matters that impact the budget.

For fiscal 2012, the Compensation Committee aimed to ensure that the total compensation package for the named executive officers would attract and retain individuals with the skills and abilities to grow the Company’s business and meet its strategic goals. The base salaries, annual cash bonus program targets and equity awards for the named executive officers were set based on a combination of input from Exequity, the Chief Executive Officer and the Compensation Committee’s own experience and business judgment.

Components of Compensation Program and 2012 Compensation

The Company’s executive compensation program currently consists of four components:

•	Base salary;

•	Annual performance-based cash bonus;

•	Long-term equity incentive compensation; and

•	Severance and change in control benefits.

Base Salary. Base salaries provide our named executive officers with a degree of financial certainty and stability. A competitive base salary is necessary for the development and retention of capable management and is consistent with our long-term goals. Base salaries for named executive officers are determined based upon the Compensation Committee’s evaluation of, among other factors, the responsibilities of the position held, the experience and tenure with the Company of the individual, the job performance of the individual, our general practice to target salary levels at competitive levels, our overall financial results and general economic conditions.

The Compensation Committee generally approves salary adjustments for the named executive officers as of August 1 of each year. Each of the named executive officers, except Mr. Baty, has a minimum salary set by his or her employment agreement, subject to upward adjustment by the Compensation Committee. No formulaic base salary increases are provided to any of the named executive officers. Base salaries for the named executive officers for fiscal 2012 are set forth below. Further details may be found in the Fiscal 2012 Summary Compensation Table.

Named Executive Officer	Base Salary for Fiscal 2012
Tarang P. Amin	$450,000
Joseph W. Baty	$325,000
Shane Durkee	$275,000
Scott K. Milsten	$325,000
Jennifer Steeves-Kiss	$275,000

Annual Performance-Based Cash Bonuses. The management annual performance-based cash bonus program has been established to reward participants for their contributions to the achievement of short-term Company financial performance. As discussed below, our annual bonus is measured against a pre-established financial performance target for the fiscal year, which determines both the amount of aggregate bonus pool available for participants and the bonus amount an individual participant may receive.

For fiscal 2012, the Compensation Committee continued the prior year’s financial performance target of “pre-management incentive cost income from continuing operations before income taxes” (“IBT”), which is based on the Company’s Consolidated Statements of Income line item “Income before income taxes,” adjusted primarily to negate the impact of applicable management incentive plan expenses for the applicable fiscal year. For fiscal 2012, IBT was also adjusted to eliminate, among other things, merger and acquisition costs and infrastructure/personnel-related costs. Each participant’s annual bonus would be 100 percent of their target if we attained target IBT of $32.1 million, 50 percent of target bonus if we attained threshold IBT of $25.7 million and 200 percent of target if we attained a maximum IBT of $41.8 million. No bonus is payable, however, if the threshold IBT is not met. For fiscal 2012, our IBT was approximately $40.1 million, resulting in a payout of 180.3 percent of target bonuses.

Target bonuses for each of the named executive officers are expressed as a percentage of base salary. The target and actual management annual cash bonus program payouts to the named executive officers for fiscal 2012 are set forth below. Further details may be found in the Fiscal 2012 Summary Compensation Table.

Named Executive Officer	Base Salary	Target Bonus Percentage	Actual Award Amount
Tarang P. Amin	$450,000	100	$811,350
Joseph W. Baty	$325,000	55	$322,286
Shane Durkee*	$275,000	40	$132,088
Scott K. Milsten	$325,000	40	$234,390
Jennifer Steeves-Kiss	$275,000	40	$198,330

*	Mr. Durkee’s bonus was prorated to reflect his employment start date of October 3, 2011.

Long-Term Equity Incentive Compensation. The Company believes that long-term equity incentive compensation helps to attract, motivate and retain talented executive officers and promote equity ownership. Accordingly, the Company’s executive compensation program is weighted heavily toward long-term equity awards rather than cash compensation as long-term equity awards more closely align the interests of the named executive officers with those of our stockholders and focus management on building profitability and long-term stockholder value.

All long-term incentive awards were granted pursuant to the Company’s 2004 Incentive Award Plan, as amended (the “2004 Plan”).

Each of the named executive officers hired in fiscal 2012 received stock options in fiscal 2012. Mr. Milsten’s stock option award was smaller than Mr. Durkee’s and Ms. Steeves-Kiss’ stock option awards to take into account the higher base salary negotiated by Mr. Milsten in connection with his hiring. In keeping with the philosophy that all executive officers have similar compensation opportunities, this higher guaranteed base salary was offset by a smaller long-term equity award.

Mr. Baty, who has a long tenure with the Company, also was granted a stock option award in fiscal 2012. Mr. Amin did not receive any equity awards in fiscal 2012 as he received both stock options and restricted stock in fiscal 2011 in connection with his hiring.

Severance and Change in Control Agreements. We currently have employment agreements with each of the named executive officers that generally provide for severance and/or other benefits upon a termination of employment without cause or for good reason, including such a termination within a certain period of time around a change in control. These agreements are designed to retain our executive officers, provide continuity of management in the event of an actual or threatened change in control and ensure that our executive officers’ compensation and benefits expectations would be satisfied in such event. A description of the material terms of these agreements can be found under “Potential Payments Upon Termination or Change in Control.”

Perquisites and Other Benefits. We offer medical, dental, vision, disability and life insurance plans, in which executives participate on the same basis as all other employees. We also provide matching contributions under our 401(k) Plan, for which executives also participate on the same basis as all other employees. Under our 401(k) Plan, we contribute 50 percent of an employee’s contributions up to seven percent of the employee’s wages, subject to certain federal law maximum amounts. The employer matching contributions vest 20 percent per year of service for the first five years of service, following which the matching contributions are immediately vested. We also provided a car allowance to Mr. Baty in fiscal 2012. In fiscal 2012, the Company did not provide any other perquisites to the named executive officers that are not available to other non-executive officer employees.

Tax Considerations. Code Section 162(m) limits a public company’s federal income tax deduction for compensation paid in excess of $1,000,000 to any of its five most highly compensated executive officers. However, certain “performance-based” compensation is excluded from the $1,000,000 limit if specific requirements are met.

While the tax impact of any compensation arrangement is one factor that is considered by the Compensation Committee, such impact is evaluated in light of the compensation policies discussed above. The Compensation Committee’s compensation determinations have generally been designed to maximize the Company’s federal income tax deduction for possible application in future years. However, from time to time compensation may be awarded that is not deductible or fully deductible if it is determined that such award is consistent with the overall design of the compensation program and in the best interests of the Company and its stockholders.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Information Statement. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

COMPENSATION COMMITTEE

Michael Hyatt, Chairman

Ronald L. Corey

William E. McGlashan, Jr.

Fiscal 2012 Summary Compensation Table

The following table sets forth summary information regarding the compensation awarded, paid to, or earned by each of the named executive officers for all services rendered in all capacities to us for the fiscal years ended May 31, 2012, 2011 and 2010.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Tarang P. Amin* President Chief Executive Officer and Director	June 1, 2011- May 31, 2012	450,000	—	—	—	811,350	—	28,575	1,289,925
	June 1, 2010- May 31, 2011	105,865	274,428	1,381,096	4,664,033	—	—	—	6,425,422

Joseph W. Baty Executive Vice President and Chief Financial Officer	June 1, 2011- May 31, 2012	320,833	—	—	992,750	322,286	—	20,315	1,656,184
	June 1, 2010- May 31, 2011	300,000	—	—	—	181,440	—	805,997	1,287,437
	June 1, 2009- May 31, 2010	300,000	—	—	—	250,065	—	310,465	860,530

Shane Durkee** Former Senior Vice President – Research and Development	June 1, 2011- May 31, 2012	183,333	80,000	—	788,960	132,088	—	97,208	1,281,589

Scott K. Milsten*** Senior Vice President – General Counsel and Corporate Secretary	June 1, 2011- May 31, 2012	289,375	25,000	—	807,750	234,390	—	6,635	1,363,150

Jennifer Steeves-Kiss**** Senior Vice President – Chief Marketing Officer	June 1, 2011- May 31, 2012	252,083	80,000	—	854,880	198,330	—	159,050	1,544,343

*	Mr. Amin commenced employment with us on March 7, 2011.
**	Mr. Durkee commenced employment with us on October 3, 2011, and resigned from his position as Senior Vice President – Research and Development effective August 31, 2012.
***	Mr. Milsten commenced employment with us on July 12, 2011.
****	Ms. Steeves-Kiss commenced employment with us on July 1, 2011.
(1)	The amounts include any salary deferred under our 401(k) plan otherwise payable in cash during the year.
(2)	The amounts shown for fiscal 2012 reflect signing bonuses.
(3)	The amount represents the grant date fair value of shares of restricted stock issued to Mr. Amin in fiscal 2011, excluding the effect of forfeitures. The grant date fair value of these awards equals the closing price of our Class A common stock on the grant date.
(4)	Represents the grant date fair value of stock options granted in the year indicated, as determined under FASB (ASC) Topic 718, Compensation – Stock Compensation, excluding forfeitures. For a discussion of the assumptions made in the valuation reflected in this column, see Note 14 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended May 31, 2012.
(5)	The amounts shown for fiscal 2012 consist of: (i) matching contributions made under our 401(k) Plan, (ii) car allowances, (iii) relocation expenses, and (iv) personal financial planning expense, as set forth below.

Named Executive Officer	401(k) Plan Company Contributions ($)	Car Allowances ($)	Relocation Expenses ($)	Personal Financial Planning ($)
Tarang P. Amin	8,575	—	—	20,000
Joseph W. Baty	11,075	9,240	—	—
Shane Durkee	2,865	—	94,343	—
Scott K. Milsten	6,635	—	—	—
Jennifer Steeves-Kiss	—	—	159,050	—

Grants of Plan-Based Awards in Fiscal 2012

The following table sets forth summary information regarding plan-based awards granted to each of the named executive officers for fiscal 2012. The stock options identified in the table below are also reported in the Summary Compensation Table and in the Outstanding Equity Awards at Fiscal 2012 Year-End Table.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Market Price on Grant Date ($)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)
Tarang P. Amin	— —	— 225,000	— 450,000	— 900,000	— —	— —	— —	— —	— —

Joseph W. Baty	7/28/2011 —	— 89,375	— 178,750	— 357,500	— —	190,000 —	11.05 —	11.32 —	992,750 —

Shane Durkee(3)	10/03/2011 —	— 36,630	— 73,260	— 146,520	— —	160,000 —	11.00 —	11.00 —	788,960 —

Scott K. Milsten	7/12/2011 —	— 65,000	— 130,000	— 260,000	— —	150,000 —	11.31 —	11.31 —	807,750 —

Jennifer Steeves-Kiss	7/01/2011 —	— 55,000	— 110,000	— 220,000	— —	160,000 —	11.06 —	11.06 —	854,880 —

(1)	Each of the stock options will vest and become exercisable in five successive and equal annual installments measured from the grant date, such that 100 percent of the shares will be fully vested and exercisable on the fifth anniversary of the grant date, subject to the named executive officer’s continued employment with the Company through each such vesting date. Mr. Durkee resigned effective August 31, 2012. Pursuant to the terms of Mr. Durkee’s employment agreement, upon his resignation, the vesting for 32,000 shares subject to the stock option was accelerated, with such shares vesting on August 31, 2012. The remaining 128,000 shares were forfeited.
(2)	Pursuant to the terms of the 2004 Plan, the exercise price per share for the stock option granted to Mr. Baty is the closing price for a share of the Company’s Class A common stock as reported on the New York Stock Exchange for the date immediately preceding the date of grant. In accordance with the terms of their respective employment agreements, the exercise price per share for the stock options granted to Messrs. Durkee and Milsten and Ms. Steeves-Kiss is the closing price for a share of the Company’s Class A common stock as reported on the New York Stock Exchange on the date of grant.
(3)	Mr. Durkee’s threshold, target and maximum payout amounts under our non-equity incentive plan were prorated to reflect his employment start date of October 3, 2011.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table sets forth summary information regarding the outstanding equity awards held by the named executive officers at May 31, 2012.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(3)	Market Value of Shares or Units That Have Not Vested(3)
Tarang P. Amin	130,910		523,640	—		$8.44	March 6, 2021	130,910	$2,199,288
	122,727	(2)	—	286,366	(2)	$8.44	March 6, 2021	—	—

Joseph W. Baty	38,000		152,000	—		$11.05	July 27, 2021	—	—

Shane Durkee	32,000		—	—		$11.00	October 2, 2021	—	—

Scott K. Milsten	30,000		120,000	—		$11.31	July 11, 2021	—	—

Jennifer Steeves-Kiss	32,000		128,000	—		$11.06	June 30, 2021	—	—

(1)	Except as noted below, all stock options vest in equal annual installments over a five-year period from the date of grant, in each case subject to continued employment with the Company through each such vesting date. The grant date of each stock option is as follows: Tarang P. Amin – March 6, 2011; Joseph W. Baty – July 28, 2011; Shane Durkee – October 3, 2011; Scott K. Milsten – July 12, 2011; and Jennifer Steeves-Kiss – July 1, 2011. Mr. Durkee resigned effective August 31, 2012. Pursuant to the terms of Mr. Durkee’s employment agreement, upon his resignation, the vesting for 32,000 shares subject to the stock option was accelerated, with such shares vesting on August 31, 2012. The remaining 128,000 shares were forfeited.
(2)	These stock options vest in three tranches based upon the Company’s achievement of stock price targets of $15.00, $20.00 and $25.00, in each case subject to continued employment with the Company through each such date. The $15.00 stock price target was achieved on June 18, 2012 and on such date the first tranche of 122,727 shares vested.
(3)	These shares of restricted stock vest in equal annual installments (i.e., on March 6 of 2012, 2013, 2014, 2015 and 2016), in each case subject to continued employment with the Company through each such vesting date. The market value of the restricted stock is calculated by multiplying the closing market price of the Company’s stock on May 31, 2012 by the number of shares of stock subject to the award.

See “Potential Payments upon Termination or Change in Control – Agreement with Mr. Amin” below for additional material terms related to the stock options and restricted stock. See “Potential Payments upon Termination or Change in Control” below generally for additional material terms related to each agreement that provides for payments to a named executive officer at, following, or in connection with certain specified terminations of a named executive officer or a change in control of the Company.

Option Exercises and Stock Vested for Fiscal 2012

The following table sets forth information regarding the value realized upon vesting of restricted stock by the named executive officers during fiscal 2012. No stock options were exercised in fiscal 2012.

Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Tarang P. Amin	32,727	$335,452
Joseph W. Baty	—	—
Shane Durkee	—	—
Scott K. Milsten	—	—
Jennifer Steeves-Kiss	—	—

(1)	Calculated based on the closing price of $10.25, as reported on the New York Stock Exchange on March 7, 2012, the date of vesting.

Nonqualified Deferred Compensation

The following table provides information related to the potential benefits payable to each named executive officer under plans allowing for deferral of compensation.

Name	Plan Name	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Tarang P. Amin	—	—	—	—	—
Joseph W. Baty(1)	—	—	—	$672,609	$2,878,500
Shane Durkee	—	—	—	—	—
Scott K. Milsten	—	—	—	—	—
Jennifer Steeves-Kiss	—	—	—	—	—

(1)	Under the terms of our 2006 long-term incentive plan (“2006 LTIP”), Mr. Baty received 191,900 restricted stock units, with each unit representing the right to receive one share of our Class A common stock, subject to certain performance-based vesting requirements. Mr. Baty elected to defer receipt of the shares of Class A common stock, with such shares being delivered in equal semi-annual installments over a four-year period beginning on July 5, 2011 and ending on January 5, 2015 (i.e., on July 5 of 2011, 2012, 2013, 2014, and January 5 of 2012, 2013, 2014 and 2015). The aggregate balance at last fiscal year end reflects the value of such shares based on the closing price of our Class A common stock on the last day of the fiscal year.

Potential Payments upon Termination or Change in Control

The following discussion reflects certain information regarding potential payments upon termination or change in control as of September 21, 2012. See the Schedule 14D-9 for additional discussion of potential payments upon termination or change in control as of November 26, 2012.

Employment, Severance and Change in Control Agreements

Agreement with Mr. Amin. In February 2011, we entered into an employment agreement with Mr. Amin that provides that if the Company terminates Mr. Amin’s employment “without cause” or Mr. Amin resigns for “good reason” (each as defined below), Mr. Amin will be entitled to:

•	severance payments equal to two times his annual base salary, payable in installments over the twelve-month period following such termination;

•	a pro-rata bonus for the year of such termination (if he has worked for at least half of such year);

•

continued participation in the Company’s health insurance plans for the eighteen-month period following such termination and to the extent permitted by applicable law, reimbursement of premium costs charged to Mr. Amin by the Company; provided, however, that the coverage will terminate if Mr. Amin becomes eligible to receive medical and dental coverage from a subsequent employer;

•

with respect to any such termination during the first year of employment, the vesting of any options and restricted stock which were eligible to vest on the first two anniversaries of the grant date; and

•

with respect to any such termination following the first year of employment or a termination at any time due to Mr. Amin’s death or disability, the vesting of any options or restricted stock which were eligible to vest on the grant date anniversary immediately following such termination (or, if such termination occurred in connection with or within twelve months following a “change in control” (as defined below), the vesting of all unvested time-based stock options and restricted stock).

In addition, (a) during the 90 day period following Mr. Amin’s termination of employment without cause, for good reason, or as a result of his death or disability, the unvested performance-based stock options will remain eligible to become vested, and (b) if less than 20 percent of the performance-based options have become vested prior to or in connection with a change in control, the excess of 20 percent of the performance-based options over the total number of shares that have already vested prior to or in connection with such change in control will become vested upon the occurrence of a change in control.

Under the agreement, “cause” as it relates to termination of employment by the Company is generally defined as (a) breach of obligations under the employment agreement which constitutes material nonperformance by the executive of his obligations and duties under the agreement, which the executive has failed to remedy after the Board has given the executive written notice of, and at least 15 days to remedy, such breach; (b) commission of an act of fraud, embezzlement, misappropriation, willful misconduct or breach of fiduciary duty against the Company; (c) material breach of the restrictive covenants in the employment agreement; (d) conviction, plea of no contest or nolo contendere, deferred adjudication or unadjudicated probation for any felony or any crime involving moral turpitude; (e) failure to carry out, or comply with, in any material respect, any lawful directive of the Board which the executive has failed to remedy after the Board has given the executive written notice of, and at least 15 days to remedy, such failure; or (f) unlawful use or possession of illegal drugs. “Good reason” is generally defined as (a) a material default in the Company’s performance of its obligations under the employment agreement; (b) a significant diminution of the executive’s responsibilities, duties or authority as president and chief executive officer of the Company, or a material diminution of the executive’s base compensation, unless such diminution is mutually agreed between the executive and the Company; or (c) the relocation of the executive’s principal office, without his consent, to a location that is in excess of 50 miles from the San Francisco Bay area. A “change in control” is generally defined to include (a) the replacement of a majority of members of the Board during a twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of their appointment or election; or (b) of the acquisition, by any one person or group (other than Weider Health and Fitness or TPG or any other investment fund managed by TPG Capital, L.P. or any of their respective direct or indirect owners or affiliates), of (1) ownership of stock of the Company, that, together with any stock previously held by such person or group, constitutes more than 50 percent of the total voting power of the stock of the Company; or (2) substantially all of the assets of the Company; provided, however, that any such event constitutes a change in “the ownership or effective control,” or in “the ownership of a substantial portion of the assets of” the Company, within the meaning of Section 409A of the Internal Revenue Code (the “Code”).

Under the agreement, if Mr. Amin’s employment is terminated by reason of his death or disability, the Company will provide Mr. Amin or his estate, other than any accrued amounts, a prorated annual bonus for the fiscal year of termination based on actual Company performance for such fiscal year, payable at the time the annual bonus would have been paid to Mr. Amin had he remained employed through the end of such fiscal year.

The Company’s obligation to pay any amounts under the agreement is subject to Mr. Amin’s execution of a full general release. Mr. Amin is also subject to restrictive covenants under the agreement.

Agreements with Mr. Baty. In January 2006, we entered into an agreement with Mr. Baty that continued through September 30, 2008. Effective as of September 2007, as a result of a review of this agreement for compliance with the provisions of Section 409A of the Code, we entered into a new agreement with Mr. Baty on substantially similar terms as the prior agreement. In September 2010, we amended and restated this agreement, extending the term through September 30, 2013 on substantially similar terms. This agreement provides that if Mr. Baty terminates his employment for “good reason” or the Company terminates his employment without “cause” (each as defined below), he will be entitled to the following payments and benefits, subject to the execution of a general release of claims:

•	a severance payment equal to 100 percent (which increases to 150 percent if the termination occurs in connection with a change in control) of the sum of:

•	his annual base salary; plus

•

the greater of (a) his prior year’s bonus, (b) the average of his annual bonuses for the past three years, or (c) 30 percent of his annual base salary (increased to 50 percent if the termination occurs in connection with certain change in control events);

•

payment of a portion of COBRA medical and other insurance coverage benefits for a period of 12 months from the date of termination (increased to 18 months if the termination occurs in connection with a change in control);

•	unless otherwise provided by the equity agreement, full acceleration of vesting of equity awards upon the occurrence of a change in control; and

•	tax gross-up payments to the extent the executive would be subject to the excise tax imposed under Section 280G of the Code.

Our Board has determined that the Sale described under “Information Regarding the Board of Directors and Corporate Governance Information – TPG Transaction” above constituted a change in control as defined under the amended and restated agreement with Mr. Baty. None of the severance or other payments described above will be paid out unless and until Mr. Baty experiences a qualifying termination, as further described above.

Under this agreement, “cause” is generally defined as (a) gross, fraudulent or willful misconduct; (b) failure to follow directives of the Board or superior employee; (c) willful and knowing violation of any rules or regulation of a governmental or regulatory body which is materially injurious to our financial condition; (d) conviction of or plea of guilty or nolo contendere to felony or fraud; (e) drug or alcohol abuse; or (f) material breach of the employment agreement. “Good reason” is generally defined as (a) a material diminution of the executive’s job titles, responsibilities, perquisites or compensation; or (b) an involuntary relocation of the executive’s principal place of business to a location more than 50 miles from the executive’s current principal place of business. “Change in Control” generally includes each of the following: (a) a transaction or series of transactions where a person or group directly or indirectly acquires beneficial ownership of our securities possessing more than 50 percent of the total combined voting power of our securities outstanding immediately after such acquisition, excluding specified transactions; (b) during any period of two consecutive years, individuals who at the beginning of such period constitute our Board (together with any new directors whose election by our Board or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two year period or whose election or nomination for election was previously so approved) cease to constitute a majority thereof; (c) the consummation by the Company of a merger, consolidation, reorganization or other business combination or disposition of all or substantially all of our assets or the acquisition of assets or stock of another entity, in each case other than a transaction (1) which results in our outstanding securities immediately prior to the transaction continuing to represent at least a majority of the combined voting power of the successor entity’s voting securities immediately after the transaction; or (2) after which no person or group beneficially owns securities representing 50 percent or more of the combined voting power of the successor entity; or (d) our stockholders approve a liquidation or dissolution of the Company.

Agreements with Mr. Durkee, Mr. Milsten and Ms. Steeves-Kiss. In connection with their hiring in fiscal 2012, we entered into an employment agreement with each of Mr. Durkee (on October 3, 2011), Mr. Milsten (on July 12, 2011) and Ms. Steeves-Kiss (on July 1, 2011) that provides that if the Company terminates the executive’s employment without “cause” or the executive resigns for “good reason” (each as defined below), the executive will be entitled to the following payments and benefits, subject to the execution of a general release of claims:

•	severance payments equal to the executive’s annual base salary, payable in installments over the twelve-month period following such termination;

•	the amount of any annual bonus earned for any previous year that has not been paid;

•	the vesting of any options and restricted stock which were eligible to vest on the next anniversary of the date of the executive’s employment agreement;

•

continued participation in the Company’s health insurance plans for the twelve-month period following such termination and to the extent permitted by applicable law, reimbursement of premium costs charged to the executive by the Company; provided, however, that the coverage will terminate if the executive becomes eligible to receive medical and dental coverage from a subsequent employer; and

•

if such termination occurs in connection with or within twelve months following a “change in control” (as defined below), accelerated vesting of all unvested and unexercisable shares covered under the stock option granted upon commencement of the executive’s employment with the Company.

Under the agreements, “cause” is generally defined as the executive’s: (a) gross or willful misconduct at any time during the executive’s employment by the Company; (b) substantial and willful failure to perform specific and lawful directives of the Board or a superior employee of the Company, in any material respect, which the executive has failed to remedy after the Company has given executive written notice of, and at least 20 days to remedy; (c) willful and knowing violation of any rules or regulations of any governmental or regulatory body, which is materially injurious to the financial condition of the Company; (d) conviction of or plea of guilty or nolo contendere to a felony or fraud during the executive’s employment with the Company; (e) unlawful use (including being under the influence) or possession of illegal drugs; or (6) material breach of the terms of the employment agreement which is not corrected after written notice and a reasonable cure period not to exceed 20 days. “Good Reason” is generally defined as any one of the following conducts or events which occurs without the executive’s consent, and is not cured by the Company within 20 days after the executive’s notice in writing to the Company within 90 days of the first happening of the conduct or event (and the executive terminates employment with the Company no later than 180 days after the first happening of such conduct or event specified in the notice): (a) the Company’s material diminution of the executive’s authority, responsibilities, duties or compensation; (b) any relocation of the executive’s principal place of business without executive’s consent to a location that is in excess of 50 miles from its location on the date of the employment agreement; or (c) a material default in the performance of the Company’s obligations under the employment agreement. A “change in control” is generally defined to include the date (a) on which a majority of members of the Board has been replaced during the prior twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or (b) of the acquisition, by any one person or group (other than Weider Health and Fitness or TPG STAR, L.P. or any other investment fund managed by TPG Capital, L.P. or any of their respective direct or indirect owners or affiliates), of (1) ownership of stock of the Company, that, together with any stock previously held by such person or group, constitutes more than 50% of the total voting power of the stock of the Company; or (2) all or substantially all of the assets of the Company; provided, however, that any such event constitutes a change in “the ownership or effective control,” or in “the ownership of a substantial portion of the assets of” the Company, within the meaning of Section 409A of the Code.

Mr. Durkee resigned from his position as our Senior Vice President – Research and Development, effective August 31, 2012.

STOCK OWNERSHIP OF BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT

The following table sets forth information that has been provided to us regarding the beneficial ownership of our Class A Common Stock and Class B Common Stock as of November 26, 2012 for (i) each person or entity who is known to us to beneficially own more than 5 percent of the outstanding shares of our Class A Common Stock or Class B Common Stock; (ii) each person who is a director of the Company; (iii) each of the named executive officers of the Company; and (iv) all current directors and executive officers as a group. The Class B Common Stock is entitled to 10 votes per share and converts on a one for one basis into shares of the Class A Common Stock.

Except as noted, the person or entity listed has sole voting and investment power with respect to the shares shown in this table.

	Shares Beneficially Owned(1)				Percent of Total Voting Power
	Number of Shares		Percent
	Class A(2)	Class B	Class A(3)	Class B
Directors and Named Executive Officers:
Eric Weider(4)	7,577,709	7,486,574	34.67%	100.00%	85.24%
George F. Lengvari(5)	67,603	—	0.31%	0.00%	0.07%
Tarang P. Amin	703,640	—	3.22%	0.00%	0.72%
Ronald L. Corey	84,871	—	0.39%	0.00%	0.09%
Matthew T. Hobart	—	—	0.00%	0.00%	0.00%
Michael Hyatt	47,106	—	0.22%	0.00%	0.05%
Eugene B. Jones	47,106	—	0.22%	0.00%	0.05%
Roger H. Kimmel	179,192	—	0.82%	0.00%	0.19%
William E. McGlashan, Jr.	—	—	0.00%	0.00%	0.00%
Brian T. Swette	22,273	—	0.10%	0.00%	0.02%
Richard G. Wolford	14,299	—	0.07%	0.00%	0.01%
Joseph W. Baty	243,564	—	1.11%	0.00%	0.25%
Scott K. Milsten	30,000	—	0.14%	0.00%	0.03%
Jennifer Steeves-Kiss	32,000	—	0.15%	0.00%	0.03%
Directors and executive officers as a group (14 persons)	9,049,363	7,486,574	41.40%	100.00%	86.13%

Other Stockholders:
Weider Health and Fitness(4) 21100 Erwin Street Woodland Hills, CA 91367	7,486,574	7,486,574	34.25%	100.00%	85.14%
TPG STAR SNI, L.P.(6) 301 Commerce St., Suite 3300 Fort Worth, Texas 76102	7,486,574	7,486,574	34.25%	100.00%	85.14%
GAMCO Investors Inc.(7) One Corporate Center Rye, NY 10580-1422	4,405,754	—	20.16%	0.00%	4.55%

(1)	Based on 21,858,086 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock outstanding on November 26, 2012. Except for information based on Schedules 13D or 13G, as indicated in the footnotes hereto, beneficial ownership is stated as of November 26, 2012 and includes shares underlying options exercisable within 60 days of that date held by each person, as if such shares were outstanding on that date.

(2)	Includes shares of Class A Common Stock which may be purchased upon the exercise of stock options that are currently vested or vest within 60 days of November 26, 2012 and unvested shares of restricted stock as of November 26, 2012, as set forth in the table below. The shares of restricted stock are subject to certain vesting and forfeiture requirements.

Director or Named Executive Officer	Options	Company Restricted Shares
Eric Weider(4)	—	—
George F. Lengvari(5)	—	15,401
Tarang P. Amin	540,003	130,910
Ronald L. Corey	40,000	2,140
Matthew T. Hobart	—	—
Michael Hyatt	—	11,079
Eugene B. Jones	—	11,079
Roger H. Kimmel	27,500	6,995
William E. McGlashan, Jr.	—	—
Brian T. Swette	—	11,581
Richard G. Wolford	—	12,505
Joseph W. Baty	38,000	—
Scott K. Milsten	30,000	—
Jennifer Steeves-Kiss	32,000	—
Directors and executive officers as a group (14 persons)	707,503	201,690

Does not include 57,661, 54,753 and 119,938 restricted stock units that are currently vested or vest within 60 days of November 26, 2012 and are held by Messrs. Corey, Kimmel and Baty, respectively, for a total of 232,352 of such restricted stock units held by all current directors and executive officers as a group. Each restricted stock unit represents the right to receive one share of our Class A Common Stock. Each of the holders has elected to defer the receipt of the shares to be issued upon conversion of the restricted stock units until a specified future date that is not within 60 days of November 26, 2012.

(3)	Does not give effect to the conversion of Class B Common Stock.

(4)	Eric Weider has sole voting and investment power over 91,135 of the 7,577,709 shares of Class A Common Stock shown above. As disclosed on a Schedule 13D/A filed on November 16, 2012, Weider Health and Fitness is the record holder of 7,486,574 shares of the Class B Common Stock, and is a direct, wholly owned subsidiary of MLE Holdings Company (“MLE”). Eric Weider currently has direct and indirect control of MLE (and certain of its affiliates). Weider Health and Fitness, Eric Weider and MLE (together, the “Weider Persons”) have shared dispositive power over the 7,486,574 shares of the Class B Common Stock held by Weider Health and Fitness. Eric Weider disclaims beneficial ownership of the shares of Class B Common Stock that may be deemed beneficially owned by him, except to the extent of his pecuniary interest in such shares, which pecuniary interest is derived from his direct and indirect ownership interest in MLE.

The Weider Persons may be deemed to have shared voting power with the TPG Persons (as defined in footnote 6 below) over the 7,486,574 shares of the Company’s Class A Common Stock and the 7,486,574 shares of the Company’s Class B Common Stock held by TPG and the Weider Persons, respectively, as a result of certain provisions in that certain Stockholders Agreement, dated as of October 14, 2010 (the “Stockholders Agreement”), by and between Weider Health and Fitness and TPG. Except to the extent the Weider Persons may be deemed to have beneficial ownership over such shares as a result of the Stockholders Agreement pursuant to Rule 13d-4 under the Exchange Act, the Weider Persons expressly disclaim beneficial ownership of these shares for purposes of Section 13(d) of the Exchange Act.

The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the TPG Persons and the Weider Persons collectively represented 85.14% of the total voting power of our shares of Common Stock as of November 26, 2012.

(5)	Does not include 410,997 shares of Class A Common Stock held by Bayonne Settlement, a trust organized under the laws of Jersey (U.K.), of which family members of George F. Lengvari are included among the beneficiaries. Bayonne Settlement is administered by an independent trustee, and Mr. Lengvari has neither the power to dispose of nor to vote the shares. Mr. Lengvari disclaims beneficial ownership of such shares.

(6)	Based on a Schedule 13D/A filed on November 16, 2012 by TPG Group Holdings (SBS) Advisors, Inc. (“Group Advisors”), David Bonderman and James G. Coulter (together with TPG, the “TPG Persons”), TPG directly owns 7,486,574 shares of the Class A Common Stock. Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of TPG STAR GenPar Advisors, LLC, which is the general partner of TPG STAR GenPar, L.P., which is the general partner of TPG STAR, L.P., which is the sole manager and controlling member of TPG. Due to their affiliations, Group Advisors and Messrs. Bonderman and Coulter are deemed to have beneficial ownership of the shares owned directly by TPG to the extent of the greater of their respective direct or indirect pecuniary interests in the profits or capital accounts of TPG. Group Advisors and Messrs. Bonderman and Coulter expressly disclaim beneficial ownership of shares in excess of such amounts.

The TPG Persons may be deemed to have shared voting power with the Weider Persons over the 7,486,574 shares of the Class A Common Stock and 7,486,574 shares of the Company’s Class B Common Stock held by the TPG Persons and the Weider Persons, respectively, as a result of certain provisions in the Stockholders Agreement. Except to the extent the TPG Persons may be deemed to have beneficial ownership over such shares as a result of the Stockholders Agreement pursuant to Rule 13d-4 under the Exchange Act, the TPG Persons expressly disclaim beneficial ownership of such shares for purposes of Section 13(d) of the Exchange Act.

The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the TPG Persons and the Weider Persons collectively represented 85.14 percent of the total voting power of our shares of Common Stock as of November 26, 2012.

(7)	Based on Schedule 13D/A filed on November 8, 2012 and November 2, 2012 by GAMCO Investors Inc. (“GAMCO Investors”), Mario J. Gabelli and various entities which he directly or indirectly controls or for which he acts as chief investment officer. Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management, Inc. (“GAMCO Asset”), Teton Advisers, Inc. (“Teton Advisers”), MJG Associates, Inc. (“MJG”) and Gabelli Securities, Inc. (“GSI”) own 1,372,300, 2,183,555, 834,399, 3,000 and 12,500 shares of Class A common stock, respectively. Due to their affiliations, Mario Gabelli, GAMCO Investors and GGCP, Inc. (“GGCP”), are deemed to have beneficial ownership of the shares owned beneficially by Gabelli Funds, GAMCO Asset, Teton Advisers, MJG and GSI. Subject to certain limitations, each of Gabelli Funds, GAMCO, Teton Advisers, MJG and GSI has sole disposition and voting power over the shares of Class A common stock held by it, except that GAMCO Asset does not have voting power over 3,700 of its shares. Mario Gabelli, GAMCO Investors and GGCP have indirect voting power with respect to shares beneficially owned directly by Gabelli Funds, GAMCO Asset, Teton Advisers, and MJG. Subject to certain limitations, a Proxy Voting Committee has indirect voting power over the shares held by Gabelli Funds.

AUDIT COMMITTEE REPORT

Audit Committee Report

The Audit Committee of the Board of Directors is comprised of independent directors as required by the listing standards of the NYSE and SEC rules. The members of the Audit Committee are Messrs. Jones, Corey and Wolford. The Audit Committee operates pursuant to a written charter adopted by the Board.

The role of the Audit Committee is to oversee the Company’s financial reporting process on behalf of the Board. Management of the Company has the primary responsibility for the Company’s financial statements as well as the Company’s financial reporting process and principles, internal controls, and disclosure controls. The independent auditors are responsible for performing an audit of the Company’s financial statements and the effectiveness of the Company’s internal controls over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board.

In this context, the Audit Committee has reviewed and discussed the audited financial statements of the Company as of and for the fiscal year ended May 31, 2012, with management and the independent auditors. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Public Company Accounting Oversight Board rules relating to auditor independence communications, as currently in effect, and it has discussed with the auditors their independence from the Company. The Audit Committee has also considered whether the independent auditor’s provision of non-audit services to the Company is compatible with maintaining the auditor’s independence.

In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports, and statements presented to them by management of the Company and by the independent auditors. As a result, the Audit Committee’s oversight and the review and discussions referred to above do not assure that management has maintained adequate financial reporting processes, principles, and internal controls, that the Company’s financial statements are accurate, that the audit of such financial statements has been conducted in accordance with generally accepted auditing standards, or that the Company’s auditors meet the applicable standards for auditor independence.

Based on the reports and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2012.

AUDIT COMMITTEE

Eugene B. Jones, Chairman

Ronald L. Corey

Richard G. Wolford

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following discussion reflects certain information regarding our relationships and transactions with related persons as of September 21, 2012. See the Schedule 14D-9 for additional information regarding our relationships and transactions with related persons as of November 26, 2012.

The charter of the Audit Committee requires that it review with management and our independent auditor any related party transactions brought to the Audit Committee’s attention which could reasonably be expected to have a material impact on our financial statements. The Company’s practice is for management to present to the Audit Committee each proposed related party transaction, including all relevant facts and circumstances relating thereto, and to update the Audit Committee as to any material changes to any approved related party transaction. In connection with this requirement, each of the transactions or relationships disclosed below were disclosed to and approved by our Audit Committee and/or our Board. In addition, transactions involving our directors and their affiliated entities were disclosed and reviewed by our Board in its assessment of our directors’ independence requirements.

Transactions Related to Weider Health and Fitness

Weider owns all of our Class B common stock, which represents approximately 77.4% of the aggregate voting power of all outstanding shares of our common stock as of November 26, 2012. Eric Weider, a member of our Board, is in a position to determine the outcome of all matters required to be submitted to stockholders for approval (except as provided by law or our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws). See footnote 4 of the Stock Ownership of Beneficial Owners, Directors and Management table for additional information.

Eric Weider, our Chairman of the Board, is the President and Chief Executive Officer and Chairman of the Board of Directors of Weider. George Lengvari, our Vice Chairman of the Board was also Vice Chairman of Weider Health and Fitness until his resignation from that position in August 2009. Roger Kimmel, one of our directors, was a director of Weider Health and Fitness until his resignation from that position in August 2009.

We provide contract manufacturing services to Weider Global Nutrition, LLC, a majority-owned subsidiary of Weider Health and Fitness. In fiscal 2012, net sales to Weider Global Nutrition were approximately $147,000.

TPG Transaction

On October 14, 2010, Weider sold 7,486,574 shares of Class A Common Stock to TPG for $48,836,167. The transaction, including the related stockholders agreement entered into between Weider and TPG, is described in more detail beginning on page I-10 of this Information Statement under the heading “Information Regarding the Board of Directors and Corporate Governance – TPG Transaction” and such description is incorporated herein by reference.

Indemnification Agreements

On August 10, 2012, we entered into new indemnification agreements with Messrs. Weider, McGlashan and Hobart. The new indemnification agreements are substantially identical to the indemnification agreements we have entered into with our other directors, which provide for indemnification of, and advancement of litigation and other expenses to, such directors to the fullest extent permitted by applicable law, subject to certain exceptions. However, the new indemnification agreements add incremental protections for these three directors and the entities with which they are affiliated, namely Weider in the case of Mr. Weider, and TPG in the case of Messrs. McGlashan and Hobart.

We agreed to be the indemnitor of first resort, such that any obligation of Weider or its insurers to provide indemnification to Mr. Weider, and any obligation of TPG or its insurers to provide indemnification to Messrs. McGlashan or Hobart, is secondary to our obligation to provide indemnification to these directors in connection with their service on our Board of Directors.

The indemnification agreement entered into with each of Messrs. McGlashan and Hobart further provides that (i) neither the indemnitee nor TPG or its affiliates will have a duty to communicate or present to us any corporate opportunities of which he or it become aware, and we renounce any rights to such opportunities (except those of which the indemnitee or TPG became aware by virtue of confidential information acquired from us), (ii) in consideration for our renunciation of such rights, TPG agrees to assist us in the analysis and evaluation of potential acquisitions and other strategic transactions that may be mutually designated by us and TPG for such analysis and evaluation (“Mutually Designated Transactions”), and neither the indemnitee nor TPG will have the right to pursue for his or its own benefit any corporate opportunity related to a Mutually Designated Transaction, unless we waive our interest in such transaction; and (iii) we will reimburse all out-of-pocket expenses reasonably incurred by (a) the indemnitee in the ordinary course of serving on the Board, or otherwise for the benefit, or at the request, of us (or for any services outside the ordinary course to the extent requested or agreed to by us) and (b) TPG or its personnel in analyzing or evaluating Mutually Designated Transactions, or in performing other services at our request.

Registration Rights Agreement

In October 2010 and as part of the TPG Transaction, our principal stockholders, Weider Health and Fitness and TPG (the “Holders”), entered into the Stockholders Agreement that provides, among other things, that Weider Health and Fitness and TPG agreed to use reasonable best efforts to cause us to provide customary registration rights to them. As contemplated by the Stockholders Agreement, on August 10, 2012, we entered into an agreement with the Holders that provides such Holders with registration rights as follows:

Demand Registrations. Each Holder may request one registration on Form S-1 at any time after October 14, 2012 (and the other Holder may include its shares in such registration), if the proceeds of the requested registration would be in excess of $30.0 million. However, if we become ineligible to use Form S-3 at a time in which it is required to do so (see “S-3 Registrations” below), each Holder may request one additional registration; and if less than 90 percent of the shares that the requesting Holder requested to include in the registration are so included, then that Holder may request one or more additional registrations until at least 90 percent of its requested shares are included.

S-3 Registrations. Each Holder may request up to two registrations on Form S-3, and may join in the other Holder’s requested Form S-3 registration, for a total of up to four registrations, if the proceeds of the requested registration would be in excess of $10.0 million, although we will not be obligated to effect more than two Form S-3 registrations in any 12-month period.

Piggyback Registrations. If we propose to file a registration statement covering our common stock (other than employee stock, acquisition-related offerings, and stock issued upon conversion of debt securities), we must give notice to the Holders, and use commercially reasonable efforts to include the Holders’ shares in such registration to the extent requested.

Expenses and Indemnification; Covenants. We will bear all expenses of registration, including fees of Company counsel, as well as one counsel for the selling Holders not exceeding $100,000 per registration, and will, subject to certain exceptions, indemnify or contribute to any losses suffered by the Holders and their related persons, including losses incurred under federal securities laws. We will use commercially reasonable efforts to furnish a legal opinion and an accountants’ “comfort letter” for purposes of any underwritten offering, and we make other customary undertakings and covenants in the registration rights agreement.

Acquisition of Airborne, Inc.

On March 30, 2012, we acquired all of the outstanding shares of Airborne, Inc. from GF Consumer Health, L.L.C. for aggregate consideration of $150.0 million in cash, subject to certain post-closing working capital adjustments (the “Airborne Acquisition”). In fiscal 2012, we paid TPG Capital Management, L.P., an affiliate of TPG, approximately $426,000 as reimbursement for time for due diligence and negotiations and out-of-pocket expenses in connection with the Airborne Acquisition.

Intellectual Property Licensing Agreement

Pursuant to an agreement with Weider Health and Fitness and certain other parties, Mariz Gestao E Investimentos Limitada (“Mariz”) obtained the exclusive international rights to use the trademarks and brand names used by Weider Health and Fitness and its affiliates on or prior to December 1996. Mariz is a company incorporated under the laws of Portugal and owned by a trust of which the family members of George Lengvari, one of our directors, are included among the beneficiaries. Pursuant to a sublicense agreement with Mariz dated as of December 1, 1996, we obtained the exclusive international worldwide rights to use these trademarks and brand names outside the United States, Canada, Mexico, Spain and Portugal (for which countries we have the rights outside of the Mariz sublicense), except in Japan. Certain terms of the sublicense were amended and the rights under the sublicense to the Weider name and certain related trademarks were transferred as of March 1,

2005 in connection with the sale of our Weider branded business referred to above. The initial term of the amended sublicense agreement was through February 28, 2009, with the agreement automatically renewing for successive one-year terms unless earlier terminated by Mariz upon a material breach by us.

Under the terms of the amended sublicense agreement, we are required to make annual royalty payments to Mariz on sales of products covered by the agreement in countries other than those listed above. The royalty payments, as amended, are equal to (i) 4 percent of sales up to $7.0 million; (ii) 3.5 percent of sales greater than $7.0 million and less than $14.0 million; (iii) 3.0 percent of sales greater than $14.0 million and less than $21.0 million; and (iv) 2.5 percent of sales over $21.0 million. The sublicense agreement includes an irrevocable buy-out option, exercisable by us after February 28, 2009, for a purchase price equal to the greater of $2.0 million or 6.5 times the aggregate royalties paid by us in the royalty year immediately preceding the date of the exercise of the option.

On September 19, 2007, we entered into a license agreement with Mariz providing for non-exclusive rights to use the Schiff and Schiff Move Free trademarks in connection with the sale of joint care products to Costco Wholesale Corporation (“Costco”) in Japan. The initial term of the license agreement was for three years following the launch of our product into Japan. On March 10, 2011, we renewed and amended the license agreement for an additional three years commencing June 1, 2011. We may renew the license agreement for a successive three-year term if certain minimum sales levels are achieved during the sixth year following the product launch. The amended license agreement provides that we continue to pay royalties equal to 5 percent of joint care product sales to Costco in Japan with guaranteed minimum annual royalties ranging from $100,000 to $225,000 for each year the agreement is in effect. Each party has certain termination rights, and depending on which party terminates and the reason for the termination, we may continue to owe the guaranteed minimum royalties for a period following termination of the license agreement.

In fiscal 2012, we incurred royalty expense of approximately $494,000 relating to the Mariz licensing agreements.

ANNEX II

November 21, 2012

Schiff Nutrition International, Inc.

2002 South 5070 West

Salt Lake City, UT 84104-4726

Attn: Board of Directors

Dear Board of Directors:

We understand that Reckitt Benckiser LLC (the “Acquiror”), Ascot Acquisition Corp., a wholly-owned subsidiary of the Acquiror (“Sub”), Schiff Nutrition International, Inc. (the “Company”), and Reckitt Benckiser Group plc (the “Parent”), propose to enter into the Agreement (as defined below) pursuant to which, among other things, (a) Sub will continue a tender offer to purchase all issued and outstanding shares of (i) Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Company and (ii) Class B common stock, par value $0.01 per share (“Class B Common Stock”, and, together with the Class A Common Stock, the “Company Common Stock”), of the Company (such tender offer, the “Offer”) at a price of $42.00 per share, net to holder in cash, without interest (the “Offer Price”), and (b) following the consummation of the Offer, Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Transaction, each issued and outstanding share of Company Common Stock will be cancelled and converted into the right to receive the Offer Price, without interest (the “Merger Consideration” and, together with the Offer Price, the “Consideration”).

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received in the Transaction by the holders of Class A Common Stock, collectively as a group, is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	Draft labeled “Execution Version” of Agreement and Plan of Merger, dated as of November 21, 2012, by and among the Acquiror, Sub, the Company and the Parent (the “Agreement”);

b.	Draft labeled “Final Form” of Letter Agreement, dated November 21, 2012, between the Acquiror, Sub and the director and officer holders of Company Common Stock party thereto;

c.	Draft labeled “Execution Version” of Letter Agreement, dated November 21, 2012, between TPG Star SNI, L.P., the Acquiror and Sub;

d.	Draft labeled “Execution Version” of Letter Agreement, dated November 21, 2012, between Weider Health and Fitness, the Acquiror and Sub; and

e.	Amended and Restated Certificate of Incorporation of Schiff Nutrition International, Inc., filed with the Delaware Secretary of State on October 25, 2005;

123 North Wacker Drive, 4th Floor  —  Chicago, Illinois 60606  —  tel.312.456.4700  —  fax.312.346.0951  —  www.HL.com

Broker/dealer services through Houlihan Lokey Capital, Inc. Investment advisory services through Houlihan Lokey Financial Advisors, Inc.

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including (i) historical financial information of the Company pro forma for the acquisition of Airborne Inc. (“Airborne”), and (ii) financial projections (and adjustments thereto) relating to the Company for the fiscal years ending 2013 through 2017, which include certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the acquisition of Airborne, all as prepared by the management of the Company (the “Synergies”);

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for Class A Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. Furthermore, upon the advice of the management of the Company, we have assumed that the estimated Synergies reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company and that the Synergies will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such Synergies or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the such agreements and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, or the Company or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. We are also not expressing any opinion as to the price or range of prices at which (i) shares of Class A Common Stock will trade, or (ii) shares of Class B Common Stock may be transferable, at any time.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Board (solely in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Company, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to the Company and one or more security holders, affiliates and/or portfolio companies of investment funds affiliated or associated with TPG Capital (“TPG Capital”, collectively with private equity and investment funds affiliated or associated therewith and the portfolio companies thereof, “TPG”), which we understand collectively directly or indirectly own a significant interest in the Company, for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (a) having provided valuation and transaction advisory services to TPG, (b) having acted as financial advisor to TPG in connection with its acquisition of Ontex International, which transaction closed in November, 2010, (c) having acted as financial advisor to British Vita Unlimited, an affiliate of TPG, in connection with a sale of part of one of its divisions, which transaction closed in September 2012, and (d) having acted as financial advisor to the Company in connection with its acquisition of Airborne, which transaction closed in March 2012. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror, the Parent, TPG, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by TPG Capital, other participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with TPG, other participants in the

Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, the Parent, TPG, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, the Acquiror, the Parent, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or any terms, aspects or implications of any support agreement, standstill agreement or other arrangements, agreements or understandings entered into in connection with the Transaction or otherwise, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities (including, without limitation, the holders of Class B Common Stock), creditors or other constituencies of the Company, the Acquiror, the Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Acquiror, the Parent or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s, the Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, the Acquiror’s, the Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration between, amongst or within such classes or groups of security holders (including, without limitation, classes of Company Common Stock) or other constituents), (vi) whether or not the Company, the Acquiror, the Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror, the Parent, or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. In rendering this Opinion, we have not been requested to, and did not, take into account different classes or attributes of Company Common Stock or the individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror, the Parent and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Class A Common Stock, collectively as a group, is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

II-5